Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

FORCEPOINT LLC,

SKYFENCE NETWORKS LTD.,

and

IMPERVA, INC.

DATED AS OF FEBRUARY 8, 2017

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		28

5.1	Organization of Purchaser	28
5.2	Authorization	28
5.3	No Conflict or Violation	29
5.4	Legal Proceedings; Orders	29
5.5	No Brokers	29
5.6	Sufficient Funds	29
5.7	Israeli VAT	29

ARTICLE VI COVENANTS AND AGREEMENTS		30

6.1	Conduct of Business Prior to Closing	30
6.2	Access and Investigation	32
6.3	Confidentiality	33
6.4	Public Disclosure	35
6.5	No Solicitation	35
6.6	Reasonable Best Efforts; Approvals and Consents	36
6.7	Non-Transferable Assets	36
6.8	Notification of Certain Matters	39
6.9	Certain Tax Matters	39
6.10	Employee Matters	43
6.11	Release of Encumbrances	44
6.12	Seller Name Change	44
6.13	Other Actions After the Closing	44
6.14	Seller Indebtedness	45
6.15	Bulk Transfer Provisions	45
6.16	Assignment of Seller’s Interest	45
6.17	Overhead and Shared Services	45
6.18	Further Assurances	45

ARTICLE VII CONDITIONS TO CLOSING		46

7.1	Conditions to Obligations of Purchaser and Seller	46
7.2	Additional Conditions to Obligations of Purchaser	46
7.3	Additional Conditions to the Obligations of Seller Parties	48

ARTICLE VIII INDEMNIFICATION		48

8.1	Indemnification by Seller Parties	48
8.2	Indemnification by Purchaser	49
8.3	Indemnification Procedures	49
8.4	Escrow	51
8.5	Survival	51
8.6	Limitations on Indemnification and Other Provisions	52
8.7	Exclusive Remedy	53

ARTICLE IX RESTRICTIVE COVENANTS		53

9.1	Acknowledgments	53
9.2	Seller Prohibited Activities	53
9.3	Purchaser Prohibited Activities	54
9.4	Damages	55
9.5	Reasonable Restraint	55
9.6	Independent Covenant	55

2

ARTICLE X TERMINATION		56

10.1	Termination	56
10.2	Effect of Termination	57

ARTICLE XI MISCELLANEOUS		57

11.1	Assignment	57
11.2	Notices	57
11.3	Governing Law; Arbitration	59
11.4	Entire Agreement; Amendments and Waivers	59
11.5	Disclosure	60
11.6	Severability	60
11.7	Expenses	60
11.8	No Third-Party Beneficiaries	60
11.9	Specific Performance; Remedies Cumulative	60
11.10	Counterparts	60
11.11	Integration	61
11.12	Guaranty	61

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TABLE OF APPENDICES AND EXHIBITS

Appendix A	Definitions

Appendix B	Reference Balance Sheet

Exhibit A	Intentionally Omitted

Exhibit B	Escrow Agreement

Exhibit C	Transition Services Agreement

Exhibit D	Assignment and Assumption Agreement

Exhibit E	Bill of Sale

Exhibit F	Domain Name Assignment Agreement

Exhibit G	Trademark Assignment Agreement

Exhibit H	Intentionally Omitted

Exhibit I	OEM Agreement

Exhibit J	Intentionally Omitted

Exhibit K	Customer Contract Consents

Exhibit L	Termination Notice and Release

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 8, 2017, is entered into by and among (i) Forcepoint LLC, a Delaware limited liability company (“Purchaser”), (ii) SkyFence Networks Ltd., an Israeli company (“Seller”), and (iii) Imperva, Inc., a Delaware corporation (“Seller Parent”, and together with Seller, the “Seller Parties”). Purchaser, Seller and Seller Parent may be referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used herein are defined in Appendix A hereto.

RECITALS

WHEREAS, the Seller Parties are engaged in the business of developing, marketing, selling, licensing and supporting cloud access security broker offerings, commonly referred to as the SkyFence business (as currently conducted, the “Business”);

WHEREAS, at the closing contemplated by this Agreement, Purchaser desires to purchase from the Seller Parties, and the Seller Parties desire to sell to Purchaser, all of the Purchased Assets (the “Asset Purchase”), on the terms and subject to the conditions set forth herein; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement by the Parties, as a material inducement to Purchaser to enter into this Agreement, the Key Employees are entering into or executing an offer letter (collectively, the “Key Employee Offer Letters”), each to be effective as of the Closing Date.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF PURCHASED ASSETS

1.1 Purchased Assets; Excluded Assets. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Seller and Seller Parent shall (and, to the extent necessary, shall cause their respective Affiliates to) sell, convey, transfer, assign and deliver to Purchaser (or ISR Purchaser, as the case may be), and Purchaser (or ISR Purchaser, as the case may be) shall acquire from Seller and Seller Parent (and any applicable Affiliates), free and clear of all Encumbrances except Closing Permitted Encumbrances, all of the Purchased Assets; provided, however, that ISR Purchaser shall acquire only that part of the Purchased Assets that are (x) Seller’s tangible Personal Property and (y) rights under the Leases (collectively, the “ISR Purchased Assets”). Notwithstanding the foregoing, the Purchased Assets shall not include, and the Seller Parties shall retain, the Excluded Assets.

1.2 Assumed Liabilities; Excluded Liabilities. On the terms and subject to the conditions of this Agreement, at the Closing, Purchaser hereby agrees to assume only the Assumed Liabilities. Notwithstanding any other provision in this Agreement, Purchaser shall not assume or be responsible for, whether as a transferee or successor, by contract or otherwise, and the Seller Parties shall remain liable for, any and all Excluded Liabilities.

1.3 Purchase Price; Closing Adjustment.

(a) Purchase Price. In consideration for the sale, conveyance, assignment, transfer and delivery to Purchaser (or ISR Purchaser, as the case may be) of the Purchased Assets, and subject to all of the terms and conditions of this Agreement, Purchaser and ISR Purchaser shall pay Seller an aggregate cash payment in an amount equal to Forty Million U.S. dollars ($40,000,000) (the “Purchase Price”). Such Purchase Price shall be subject to the escrow and adjustment provisions set forth herein (including, without limitation, Section 1.3(b), Section 1.3(c), and Section 1.4 hereof). The Purchase Price and any other consideration paid by Purchaser under this Agreement, including, for the avoidance of doubt, the assumption of any Assumed Liabilities and any amount of Indebtedness of Seller (including Prepayment Penalties) which is paid directly by Purchaser as described in Section 1.3(c), as such Purchase Price may be adjusted pursuant to Section 1.3(c) or otherwise pursuant to this Agreement are referred to herein as the “Total Consideration”. Any applicable Value Added Tax (“VAT”) and Transfer Taxes payable in connection with the Asset Purchase are addressed in Section 6.9. The Purchase Price (as adjusted pursuant to Section 1.3(c)) less the Escrow Deposit (the “Closing Payment”) shall be paid, subject to Section 6.9(e), by Purchaser to the Seller Parties at the Closing in cash by the delivery to the Seller Parties of immediately available funds in U.S. dollars to such bank account or accounts as shall be designated by Seller Parent prior to the Closing.

(b) Escrow. On the Closing Date, Purchaser, Seller Parent and JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”). The Purchaser Entities shall withhold from the Purchase Price an aggregate amount equal to Twelve and One-Half Percent (12.5%) thereof (the “Escrow Deposit”) and deposit such amount into escrow pursuant to the terms of the Escrow Agreement. Notwithstanding any provisions of this Agreement to the contrary, and subject to the limitations set forth in ARTICLE VIII, the Escrowed Funds shall partially secure the indemnity obligations of the Seller Parties pursuant to ARTICLE VIII.

(c) Closing Adjustment. At least three (3) business days prior to the Closing, Purchaser and Seller Parent shall jointly prepare and finalize (i) the Estimated Closing Balance Sheet and (ii) the Statement of Estimated Closing Working Capital. At the Closing, the Purchase Price shall be adjusted as follows: (A) (x) increased dollar for dollar by the amount of the Estimated Closing Working Capital Surplus, if any, as set forth on the Estimated Closing Balance Sheet and the Statement of Estimated Opening Working Capital; or (y) decreased dollar for dollar by the amount of the Estimated Closing Working Capital Deficit, if any, as set forth on the Estimated Closing Balance Sheet and the Statement of Estimated Closing Working Capital; and (B) decreased by the amount of Indebtedness of Seller (including Prepayment Penalties), if any, which shall be paid directly by Purchaser out of the Closing Payment that otherwise would have been paid to the Seller Parties, pursuant to the flow of funds memorandum described in Section 1.3(d).

(d) Flow of Funds Memorandum. No later than two (2) Business Days prior to the Closing, the Parties shall agree upon a flow of funds memorandum which sets forth all payments required to be made by or on behalf of all Parties at the Closing (which includes, without limitation, provision for the payment of any Indebtedness), including for each such payment an identification of the payor, the payee, the amount and the wire transfer information.

1.4 Post-Closing Adjustment.

(a) Within ninety (90) days following the Closing Date, Purchaser shall deliver the Statement of Closing Working Capital to Seller Parent.

(b) From the Closing Date through the date on which the Statement of Closing Working Capital is finally determined in accordance with this Section 1.4, Purchaser shall give, and shall cause its controlled Affiliates to give, and instruct its Representatives and auditors to give (upon execution by Seller Parent and its Representatives of a customary access letter if required by Purchaser’s outside accountants), Seller Parent, its Affiliates, Representatives and auditors, upon reasonable advance notice, all such reasonable access (including electronic access, to the extent reasonably available) during normal business hours (or such other times as the Parties may agree) and in a manner so as not to unreasonably interfere with the conduct of Purchaser’s business, as Seller Parent may reasonably require, at the Seller Parties’ sole expense, to the books and records of the Business and to the appropriate Transferred Employees and other personnel or representatives of Purchaser (including but not limited to finance personnel) to the extent reasonably relating to the determination of the Statement of Closing Working Capital and the adjustments contemplated by this Section 1.4 and Seller Parent shall, and shall cause its controlled Affiliates to, and instruct its Representatives and auditors to, comply with the reasonable security, data privacy and data protection and insurance requirements of Purchaser and its Affiliates.

(c) Seller Parent shall have a period of twenty (20) Business Days after receipt of the Statement of Closing Working Capital to notify Purchaser of its election to accept or reject the Closing Working Capital set forth therein. In the case of a rejection, such notice must identify any disputed items (the “Disputed Items”) and set forth the reasons that the Disputed Items are being disputed in reasonable detail and the amount of any requested adjustments relating to the Disputed Items. In the event no notice is received by Purchaser during such twenty (20) Business Day period, the Statement of Closing Working Capital as delivered by Purchaser shall be deemed accepted by the Seller Parties and final and binding on the Parties for purposes of this Section 1.4. In the event that Seller Parent shall timely reject the Statement of Closing Working Capital delivered by Purchaser, Purchaser and Seller Parent shall promptly (and in any event within thirty (30) Business Days following the date upon which Seller Parent shall reject the Statement of Opening Working Capital delivered by Purchaser), engage in good faith discussions concerning the Disputed Items and attempt to make a joint determination of the Closing Working Capital and such determination and any required adjustments resulting therefrom shall be final and binding on the Parties for purposes of this Section 1.4, absent actual fraud.

(d) In the event Purchaser and Seller Parent shall be unable to resolve the Disputed Items and agree upon a joint determination of the Closing Working Capital within thirty (30) days of Purchaser’s receipt of Seller Parent’s rejection notice, Seller Parent and Purchaser shall engage a nationally recognized independent public accounting firm as shall be mutually agreed by the Parties (the “Accounting Arbitrator”) for resolution of the Disputed Items. The Accounting Arbitrator shall have authority hereunder to interpret this Section 1.4 and to engage legal counsel for legal advice relating to this Section 1.4 and the Disputed Items.

(e) In connection with the resolution of the Disputed Items by the Accounting Arbitrator: (i) each of Seller Parent and Purchaser shall furnish or cause to be furnished to the Accounting Arbitrator any data, correspondence and other materials requested by the Accounting Arbitrator (so long as the other party also receives such data, correspondence and other materials simultaneously); (ii) each of Seller Parent and Purchaser shall be afforded the opportunity to submit to the Accounting Arbitrator a memorandum setting forth its position with respect to the Disputed Items or make a presentation to the Accounting Arbitrator relating to the Disputed Items (so long as the other party also receives such memorandum simultaneously) and to discuss such Disputed Items with the Accounting Arbitrator in the presence of the other Party; (iii) no ex parte communications with the Accounting Arbitrator shall be initiated by either Party; (iv) the Accounting Arbitrator shall only decide the specific Disputed Items and the determination by the Accounting Arbitrator for each Disputed Item shall be equal to one of the values, or within the range between the values, assigned to such Disputed Item by the Parties as presented by Purchaser in the Statement of Closing Working Capital delivered pursuant to Section 1.4(a) and by Seller Parent in the rejection notice delivered pursuant to Section 1.4(b); (v) the Accounting Arbitrator shall make its determination for all remaining Disputed Items as of the Closing in accordance with GAAP, except as specifically adjusted for in the sample Statement of Closing Working Capital as set forth in Appendix B; and (vi) the determination by the Accounting Arbitrator shall be delivered in a written report setting forth the Accounting Arbitrator’s resolution of each Disputed Item to both Seller Parent and Purchaser within sixty (60) days of the engagement of the Accounting Arbitrator by the Parties, and such report shall include the calculations supporting such resolutions and be final and binding on the Parties for purposes of this Section 1.4. The fees and expenses of the Accounting Arbitrator shall be allocated to be paid by each Party based on the percentage of the portion of the total contested amount of Disputed Items not awarded to such Party in relation to the total amount of Disputed Items contested by the Parties, as determined by the Accounting Arbitrator.

(f) If the Closing Working Capital as finally determined in accordance with the provisions of this Section 1.4 is less than the Estimated Closing Working Capital, then the amount of such difference shall be paid as an adjustment to the Purchase Price by the Seller Parties to Purchaser (subject to withholding tax unless provided with a withholding tax exemption certificate), by wire transfer in immediately available funds within seven (7) Business Days after such determination. If the Closing Working Capital as finally determined in accordance with the provisions of this Section 1.4 is greater than the Estimated Closing Working Capital, then the amount of such difference shall be paid as an adjustment to the Purchase Price by Purchaser to the Seller Parties by wire transfer in immediately available funds within seven (7) Business Days after such determination.

(g) Subject to Section 8.6(f), nothing in this Section 1.4 shall limit the Purchaser’s rights to make any claims for indemnification pursuant to Article VIII.

(h) If at the Closing the Seller Parties unknowingly or inadvertently transferred to Purchaser a Purchased Asset that constituted a Current Asset as of the Closing and such asset was omitted from the calculation of Closing Working Capital (an “Omitted Current Asset”), and if such omission was first discovered at any time following the final determination of the Closing Working Capital in accordance with Section 1.4(f), then, at any time prior to the date that is eighteen (18) months after the Closing Date, any Seller Party may notify Purchaser in writing of such Omitted Current Asset and request payment by Purchaser to Seller Parent (or a designee thereof) of the value of such Omitted Current Asset. Purchaser shall have twenty (20) Business Days after receiving such request to accept or reject it, and if the Purchaser agrees with the Seller Parties’ request regarding such Current Omitted Asset and the value thereof, then the Purchaser shall pay Seller Parent (or a designee thereof) an amount equal to the value of such Omitted Current Asset as of the Closing within twenty-five (25) Business Days after receiving such request. In the event that Purchaser shall timely reject such request, Purchaser and Seller Parent shall promptly (and in any event within thirty (30) Business Days of Purchaser’s rejection) engage in good faith discussions concerning the Omitted Current Asset and value thereof and attempt to make a joint determination thereof. In the event Purchaser and Seller Parent shall be unable to reach agreement on the Omitted Current Asset and value thereof within thirty (30) days of Seller Parent’s receipt of Purchaser’s rejection notice, Seller Parent shall have the right to pursue any other remedies available to it hereunder.

1.5 Withholding of Tax. Purchaser and the Escrow Agent shall be entitled (but not obligated) to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld from such payment under any applicable provision of Tax Law, including Israeli or any other foreign Tax Law; provided, however, that with respect to Israeli Taxes, if Purchaser is provided with a valid and applicable certificate of exemption or reduced rate of withholding issued by the Israel Taxing Authority which is sufficient to enable the Purchaser to conclude that no withholding (or reduced withholding) of Israeli Tax is required (a “Valid Tax Certificate”), Purchaser shall follow the instructions of the Valid Tax Certificate. For purposes of the foregoing and for the avoidance of doubt, a valid and applicable certification issued by the Israel Taxing Authority under Israeli Income Tax Regulations (Withholding from Payments for Services or Assets) 5737-1977 not specific to the transactions contemplated herein shall be deemed a Valid Tax Certificate. All such amounts so withheld and timely paid by Purchaser over to the appropriate Taxing Authority, shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. If Purchaser or the Escrow Agent so withhold amounts and pay them to the appropriate Taxing Authority, they shall furnish the payment recipient as soon as practicable (but no later than within 30 days following payment of such amounts) with documents evidencing such Tax withholding and remittance to the relevant Taxing Authority.

ARTICLE II

CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in ARTICLE VII of this Agreement, the closing of the sale of the Purchased Assets to Purchaser and the other transactions contemplated by this Agreement and the Ancillary Agreements (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, 1650 Tysons Boulevard, McLean, Virginia (or remotely, via the electronic exchange of documents), at a time to be agreed upon by Purchaser and Seller, on a date no later than the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in ARTICLE VII of this Agreement (other than those conditions that, by their terms, are not capable of being satisfied or waived until the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless otherwise agreed upon by Purchaser and Seller; provided, however, that in all events the Closing shall not occur until at least ten (10) Business Days after the date hereof. For purposes of this Agreement, the “Closing Date” means the date on which the Closing actually takes place.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

Except as set forth specifically on the disclosure letter delivered immediately prior to the execution of this Agreement by the Seller Parties (the “Disclosure Letter”) (with the disclosure in any section or subsection of the Disclosure Letter being deemed to qualify or apply to other sections and subsections of ARTICLE III or ARTICLE IV, as applicable, solely to the extent that it is reasonably apparent on the face of such disclosure (and without reading the content of any agreement or other document listed or identified therein) that such disclosure should qualify or apply to such other sections and subsections), the Seller Parties hereby, jointly and severally, represent and warrant to Purchaser, and acknowledge that Purchaser is relying on such representations and warranties in connection with entering into this Agreement, as of the date hereof and as of the Closing Date, as follows:

3.1 Organization. Seller is a corporation duly organized and validly existing under the Laws of the State of Israel, with full corporate power and authority to conduct its respective business as it is presently being conducted, to own or lease, as applicable, the Purchased Assets, and to perform all its obligations under the Business Contracts in all material respects. Seller is duly licensed or qualified to carry on the Business and in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its business make such licensing or qualification necessary, except to the extent such failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect. Seller has no Subsidiaries, has not had any Subsidiaries except as set forth on Schedule 3.1 since inception, and has no direct or indirect interest in any corporation, limited liability company, partnership, association, joint venture or other business entity.

3.2 Authorization. Seller has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is a party, the consummation by Seller of the transactions contemplated hereby and thereby and the performance by

Seller of its obligations hereunder and thereunder have been duly approved by all necessary corporate and shareholder action on the part of Seller, and no further action is required on the part of Seller to authorize this Agreement or any Ancillary Agreements to which Seller is a party, or the transactions contemplated hereby and thereby. Seller’s board of directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous written consent of Seller’s board of directors, has approved and adopted this Agreement and the Ancillary Agreements to which Seller is a party and approved the Asset Purchase and the other transactions contemplated hereby and thereby, determined that this Agreement, the other Ancillary Agreements to which Seller is a party and the terms and conditions of the Asset Purchase and this Agreement and the other Ancillary Agreements to which Seller is a party are advisable and in the best interests of Seller and its shareholder. Seller Parent is the sole shareholder of Seller and therefore, the affirmative vote of Seller Parent is the only vote of the shareholders of Seller necessary to adopt this Agreement and the other Ancillary Agreements to which Seller is a party and approve the Asset Purchase pursuant to any applicable Israeli Law. This Agreement has been duly executed and delivered by Seller, and upon execution and delivery of the Ancillary Agreements, this Agreement and the Ancillary Agreements to which Seller is a party shall be the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms.

3.3 No Conflict. Neither the execution, delivery or performance by Seller of this Agreement or the Ancillary Agreements to which it is a party, nor the consummation by Seller of the transactions contemplated hereby or thereby, nor compliance by Seller with any of the provisions hereof or thereof, directly or indirectly, do or shall (with or without notice or lapse of time, or both) (a) violate, breach, conflict with, constitute a Default under, accelerate or permit the acceleration of the performance required by (i) any provision of Seller’s Governing Documents or any resolution adopted by Seller’s board of directors or its shareholders, (ii) any Business Contract (or cause the cancellation, termination or modification of any Business Contract), or (iii) any Law or other legal requirement of any Governmental Authority applicable to Seller or the Business, in the case of clauses (ii) and (iii), in any material respect; (b) give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Business Permit that is material to the Business or, to the extent material to the Business, any other permit or license that is held by Seller or any Seller Affiliate that is used in or relates to the Business; or (c) result in the creation or imposition of any Encumbrance, other than a Closing Permitted Encumbrance, or restriction in favor of any Person upon any of the Purchased Assets or the Business. No Consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority or other Person is required by or with respect to any Seller Party in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement to which any Seller Party is a party or the consummation by any Seller Party of the transactions contemplated hereby or thereby (including assignment and transfer of each Business Contract), except for the Required Consents, in each case as set forth on Schedule 3.3.

3.4 Financial Information.

(a) Schedule 3.4(a) sets forth (i) the unaudited consolidated balance sheet of the Seller as of December 31, 2016 (such schedule, the “Balance Sheet” and such date, the “Balance Sheet Date”); (ii) the unaudited consolidated balance sheets of the Seller as of December 31, 2015 and (iii) the unaudited consolidated statements of income of the Seller for the years ended December 31, 2015 and 2016 (the financial statements referred to in the foregoing clauses (i) and (ii), collectively, the “Financial Statements”). The Financial Statements (A) are true, accurate and complete, (B) are consistent, in all material respects, with the Seller Parties’ books and records, (C) present fairly and accurately the financial position of Seller as of the respective dates thereof and the results of operations of Seller and the Business as of and through such dates and (D) except as set forth on Schedule 3.4(a), have been prepared in accordance with GAAP consistently applied by the Seller Parties throughout the periods covered thereby, subject to the absence of footnotes and normal year-end adjustments, which are expected to be immaterial in nature and amount. The Seller Parties have made and kept (and given Purchaser access to) their true, correct and complete books and records and accounts, which, in reasonable detail, accurately and fairly reflect the activities of Seller and the Business. The Seller Parties have not engaged in any transaction, maintained any bank account or used any corporate funds with respect to the Business, except for transactions, bank accounts and funds which (x) have been and are reflected in the books and records to which Seller has given Purchaser access or (y) were conducted or maintained at the corporate parent level by Seller Parent and did not specifically involve the Business.

(b) Schedule 3.4(b) sets forth a true, correct and complete itemization of the accounts receivable (including aging) of Seller and, to the extent related to the Business, of Seller Parent as of January 31, 2017 (such accounts receivable, together with all accounts receivable set forth in the final Statement of Closing Working Capital, the “Accounts Receivable”). The Accounts Receivable represent bona fide claims against debtors for sales, services performed or other charges arising on or before the respective dates of recording thereof, and all of the goods delivered and services performed which gave rise to the Accounts Receivable were delivered or performed in all material respects in accordance with applicable orders, Contracts or customer requirements. All Accounts Receivable will be collected in the Ordinary Course of Business within four months of the Closing Date, less an amount in the aggregate not in excess of the allowance for doubtful accounts reflected in the final Statement of Closing Working Capital.

(c) Schedule 3.4(c) sets forth an accurate and complete breakdown and aging as of January 31, 2017 of (i) all accounts payable of Seller and, to the extent primarily related to the Business, of Seller Parent, (ii) all notes payable of Seller and, to the extent primarily related to the Business, of Seller Parent and (iii) all Indebtedness of Seller and, to the extent primarily related to the Business, of Seller Parent.

(d) Schedule 3.4(d) sets forth an accurate and complete breakdown by customer of all revenues of the Business on a quarterly basis for the years ended December 31, 2015 and December 31, 2016. Such revenue has been recognized in accordance with GAAP consistently applied by Seller Parent in its financial statements throughout the periods covered thereby.

(e) Except as set forth on Schedule 3.4(e), the Seller Parties maintain a system of accounting and internal controls and procedures as are necessary in all material respects to provide assurances that: the Financial Statements are complete and accurate in all material respects. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that could reasonably be expected to adversely affect in any material respect the Seller Parties’ ability to record, process, summarize and report financial information, and there is no fraud that involves management of the Seller or, to the extent related to the Business, the Seller Affiliates.

(f) Neither Seller nor, to the extent related to the Business, any Seller Affiliate has ever applied for or is subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any Governmental Authority, including, without limitation, the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, the Investment Center of the Israeli Ministry of Industry, Trade and Labor established under the Israel Law for the Encouragement of Capital Investments-1959, the BIRD Foundation or any other grant programs for research and development, the European Union or the Fund for Encouragement of Marketing Activities of the Israeli Government (each of the foregoing, a “Governmental Grant”). None of the Purchased Assets is subject to any limitations, restrictions, obligations or other Liabilities by virtue or as a result of any Governmental Grant made available to any other Person.

3.5 Liabilities. Except as disclosed in Schedule 3.5, Seller has no Liabilities, and Seller Affiliates have no Liabilities primarily related to the Business, except (a) those liabilities of Seller reflected on the Balance Sheet and not previously paid or discharged, (b) Liabilities incurred after the Balance Sheet Date that arose in the Ordinary Course of Business, (c) for Taxes, (d) any express, executory performance obligations arising and to be performed under the Business Contracts from and after the Closing Date (other than any Liabilities of Seller or any Seller Affiliate with respect to such Business Contracts relating to time periods prior to and including the Closing Date) or (e) any other Liabilities that are not material to the Business, taken as a whole, none of which in the case of clauses (b) or (d) results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement of third party rights or violation of Law.

3.6 Absence of Certain Changes or Events. Since December 31, 2015, Seller and Seller Affiliates have operated the Business in the Ordinary Course of Business and have used all reasonable efforts to preserve the Purchased Assets and the Business intact and to preserve the goodwill of suppliers, customers, employees and others having material business relations with Seller and Seller Affiliates with respect to the Business, and there has not been, occurred or arisen: (a) any event or condition of any character, individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect on Seller or the Business; (b) any material loss, damage or destruction to any of the Purchased Assets (whether or not covered by insurance); (c) any action by Seller or any Seller Affiliate that, if taken from and after the date of this Agreement, would be prohibited by Section 6.1(b) (other than Section 6.1(b)(vi) (changes to Business Contracts), Section 6.1(b)(viii) (changes to accounting methods), Section 6.1(b)(ix) (revaluing Purchased Assets), Section 6.1(b)(xi) (creation of Encumbrances), Section 6.1(b)(xii) (changes to insurance policies), Section 6.1(b)(xiii) (Business Owned Intellectual Property), Section 6.1(b)(xvi) (terminating Business Employees), Section 6.1(b)(xvii) (hiring new Business Employees or encouraging to resign), Section 6.1(b)(xviii) (increase compensation and benefits), Section 6.1(b)(xix) (grant severance), Section 6.1(b)(xx) (make bonus or incentive compensation payments), Section 6.1(b)(xxi) (increase rights to indemnification) Section 6.1(b)(xii) (communications with Business Employees), Section 6.1(b)(xxiii) (relocation of Business Employees) and Section 6.1(b)(xxiv) (real property agreements)); or (d) any agreement or commitment by Seller or any Seller Affiliate to take any of the actions referred to in clauses (a) through (c) of this Section 3.6.

3.7 Purchased Assets.

(a) Seller or Seller Parent has good and marketable title to, are the exclusive legal and equitable owners of, and have the unrestricted power and right to sell, assign and deliver the Purchased Assets. The Purchased Assets are free and clear of all Encumbrances, except Permitted Encumbrances, which (other than Closing Permitted Encumbrances and as disclosed in Schedule 3.7(a)) shall be removed and released at or prior to Closing. Upon consummation of the transactions contemplated hereby, Purchaser (or ISR Purchaser, as the case may be) shall acquire exclusive, good and marketable title to (and, in the case of any leased Purchased Assets, valid leasehold interests in) each of the Purchased Assets, free and clear of all Encumbrances except for Closing Permitted Encumbrances and as disclosed in Schedule 3.7(a).

(b) Schedule 3.7(b) sets forth a list as of December 31, 2016 of all material tangible assets, properties, furniture, furnishings, fixtures, leasehold improvements, computers, servers, equipment, office equipment, networking equipment, machinery, tools, Inventory, supplies, spare parts and other tangible personal property which is owned or leased by Seller or, to the extent primarily used in the Business, by Seller Parent. Except as set forth on Schedule 3.7(b), the Personal Property is in good operating condition and repair, except for routine maintenance and repairs that are not material in nature or cost, and are usable in the Ordinary Course of Business. All leases of Personal Property (“Personal Property Leases”) are listed on Schedule 3.7(b) and true, complete and correct copies of all Personal

Property Leases have been made available to Purchaser. All Personal Property used by the Seller is either owned by Seller or leased under an agreement listed on Schedule 3.7(b). All Personal Property Leases are in full force and effect and constitute valid and binding agreements of Seller and the other party or parties thereto in accordance with their respective terms.

(c) The Purchased Assets constitute, and shall constitute as of the Closing Date, all of the properties, rights, interests and other tangible and intangible assets necessary and sufficient to enable Purchaser to conduct the Business upon and after the Closing in materially the same manner in which the Business has been conducted in the twelve (12) months prior to the date hereof and is currently being conducted (other than (i) the Overhead and Shared Services, (ii) the products and services specified in Schedule 3.7(c)(ii) to be made available pursuant to the OEM Agreement, (iii) the services performed under the Transition Services Agreement by the Seller or Seller Affiliates, (iv) the Excluded Software and Excluded Development Tools, and (v) the Excluded Business Contracts (the assets described in clauses (i) through (v), collectively, the “Retained Assets”). Except as set forth in Schedule 3.7(c)(vi), no licenses or consents from, or payments to, any other Person are or shall be necessary for Purchaser to use any of the Purchased Assets upon and after the Closing in materially the same manner in which Seller and Seller Affiliates, as applicable, have used such Purchased Assets in the twelve (12) months prior to the Closing or to otherwise operate the Business in materially the same manner in which the Business has been conducted in the twelve (12) months prior to the Closing.

(d) Except as disclosed on Schedule 3.7(d), (i) the Seller has no assets, facilities, products, services or other rights that are used by or necessary for any other business of Seller Parent or other Seller Affiliates (other than rights and access to the Retained Assets), and (ii) neither Seller Parent nor any other Seller Affiliate has any assets, facilities, products, services or other rights that are shared in any material respect by the Business and any other business of Seller Parent and the other Seller Affiliates (other than the Retained Assets). Except as disclosed on Schedule 3.7(d), Seller Parent and other Seller Affiliates have no employees that provide services to both the Business and any other business of the Seller Parties.

(e) No Seller Affiliate (other than Seller Parent) (i) owns any Purchased Asset or (ii) otherwise conducts, or assists any Seller Party in conducting, or is involved in, the Business or any portion of the Business (other than in connection with providing, making available or facilitating the use of any Retained Asset).

(f) Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.7 do not apply with respect to infringement of Third Party Intellectual Property Rights, which matters are addressed solely in Section 3.9.

3.8 Business Contracts.

(a) Schedule 3.8(a)(i) lists all of the Business Contracts (including each Business Intellectual Property Agreement). Assuming the due authorization and execution of all the parties (other than the Seller Parties) thereto, all Business Contracts are valid and binding on Seller or a Seller Affiliate and are in full force and effect. Seller and Seller Affiliates are not in Default, nor have any of them received any notice, whether written or oral, of any claim of Default, with respect to any such Business Contract and, to the Seller Parties’ Knowledge, no other party to any Business Contract is in Default under any such Material Contract. Except as set forth on Schedule 3.8(a)(ii), no Business Contract requires the obtaining of any Consent in connection with the transactions contemplated hereby. Neither Seller nor any Seller Affiliate has released or waived any material right under any Business Contract. To the Seller Parties’ Knowledge, none of the Business Contracts are subject to any claims, charges, set offs or defenses. Except as set forth on Schedule 3.8(a)(iii), there are no new Contracts which are being actively negotiated and which would be required to be listed on Schedule 3.8(a)(i).

(b) Schedule 3.8(a)(i) indicates all the Business Contracts that are not exclusively used in the Business.

(c) Schedule 3.8(c) lists all of the Contracts to which Seller or any Seller Affiliate is a party as of the date hereof which are used in the Business, in each case other than the Business Contracts.

(d) No party under the Share Exchange Agreement, nor any Affiliate thereof, nor any other indemnitee thereunder has made any claim for indemnification under the Share Exchange Agreement.

3.9 Intellectual Property.

(a) As used in this Agreement, the following terms have the meanings indicated below:

(i) “Business Intellectual Property” means (A) any and all Business Owned Intellectual Property, and (B) to the extent relating to Business, any and all Third-Party Intellectual Property that is licensed, by means of a Business Intellectual Property Agreement, either (1) to the Seller or (2) to a Seller Affiliate.

(ii) “Business Intellectual Property Agreements” means Contracts pursuant to which (1) the Seller or any Seller Affiliate has granted any rights with respect to any Business Owned Intellectual Property to a Third Party, (2) the Seller has received a license of Third-Party Intellectual Property, or (3) any Seller Affiliate has licensed any Third Party Intellectual Property, in each case that are listed on Schedule 3.9(a)(ii) and only to the extent such Contract relates to the Business (including the Business Owned Intellectual Property). For the avoidance of doubt, the Business Intellectual Property Agreements do not include any Contracts to the extent such Contracts relate to the Retained Assets.

(iii) “Business Owned Intellectual Property” means (A) any and all Intellectual Property that is owned (or purported to be owned) by the Seller, (B) any and all Business Technology and Intellectual Property Rights therein owned (or purported to be owned) by the Seller, (C) Business Registered Intellectual Property, and (D) Intellectual Property described on Schedule 3.9(a)(iii). For the avoidance of doubt, Business Owned Intellectual Property does not include any Intellectual Property in any Retained Assets.

(iv) “Business Owned Intellectual Property Rights” means the Intellectual Property Rights included in the Business Owned Intellectual Property.

(v) “Business Registered Intellectual Property” means the Israeli, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (C) registered Internet domain names and assigned IP addresses; and (D) registered copyrights and applications for copyright registration; and (E) any other Intellectual Property that is the subject of an application, certificate, filing, or registration issued, filed with, or recorded by any Governmental Authority, registered or filed in the name of, or owned by, the Seller or any Seller Affiliate, in each case that are listed on Schedule 3.9(a)(v).

(vi) “Business Services” means the Services described on Schedule 3.9(a)(vi). For the avoidance of doubt, Business Services do not include any Intellectual Property in any Retained Assets.

(vii) “Business Source Code” means the source code (including related specifications and documentation) of any Software that is included in or part of any Business Technology.

(viii) “Business Technology” means (A) the Software that comprises the Business Services (including Software distributed or provided as part of the Business Services) and (B) all other Proprietary Information and Technology embodied in the foregoing or otherwise exclusively related to the Business. Notwithstanding the foregoing, Business Technology does not include (1) any Intellectual Property in the Retained Assets, and (2) Third-Party Intellectual Property.

(ix) “Business Trade Secrets” means all Trade Secrets that are included in Business Owned Intellectual Property.

(x) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xi) “Intellectual Property Rights” means any and all of the following rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information, and know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

(xii) “Proprietary Information and Technology” means any and all of the following, including any tangible embodiments thereof: computer programs, applications, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, libraries, and other software and implementations of algorithms (collectively, together with associated documentation, “Software”), works of authorship, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all tangible instantiations or embodiments of the foregoing or of any Intellectual Property Rights in any form and embodied in any media.

(xiii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a Third Party.

(xiv) “Trade Secrets” means all inventions (whether or not patentable, but excluding those for which a patent application has been published) and improvements thereto, know-how,

research and development information, business plans, specifications, designs, processes, process libraries, technical data, customer data, financial information, pricing and cost information, bills of material, or other confidential information, including any formula, pattern, compilation, program, device, method, technique, or process, that (A) provides an actual or potential independent economic value from not being generally known to and not being readily ascertainable by, other Persons, (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy and (C) the owner of such Trade Secret has chosen to protect as a trade secret under applicable law.

(b) The Seller or a Seller Affiliate own or have the right or license to use and, to the extent that they do any of the following in the conduct of the Business, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, and dispose of, all the Business Intellectual Property in the conduct of the Business. After giving effect to the transactions contemplated by this Agreement, and except for the OEM Agreement and the rights of any former director, shareholder, officer, employee, contractor or consultant of the Seller Parties who is engaged by Purchaser pursuant to such engagement, no current or former director, shareholder, officer, employee, contractor or consultant of the Seller Parties will own or retain any ownership rights or rights to use any of the Business Owned Intellectual Property.

(c) Since February 7, 2014, neither the Seller nor any Seller Affiliate has transferred ownership of, or agreed to transfer ownership of, or granted any exclusive license or exclusive right under or with respect to, or authorized the retention of any exclusive right with respect to or joint ownership of, any Intellectual Property Rights that are, were, or otherwise would have been Business Owned Intellectual Property to or by any Third Party. Since February 7, 2014, except as set forth in Schedule 3.9(c), neither the Seller nor any Seller Affiliate permitted its rights in any Intellectual Property Rights that is or was Business Owned Intellectual Property to enter the public domain or, with respect to any Business Registered Intellectual Property Rights for which the Seller or the Seller Affiliates have submitted an application or obtained a registration, to lapse (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term).

(d) Seller or Seller Parent exclusively owns each item of Business Owned Intellectual Property free and clear of any Encumbrances, except for Permitted Encumbrances. After the Closing, all Business Owned Intellectual Property will be fully transferable, alienable or licensable by Purchaser without restriction and without payment of any kind to any Third Party (except for any pre-existing restrictions or obligations to which Purchaser may be subject independently of this Agreement and the transactions contemplated herein and except for any Taxes (other than Excluded Liabilities) that may be imposed on Purchaser in connection with the transfer after the Closing, if any, of the Business Owned Intellectual Property). The right and license of the Seller or the Seller Affiliates in and to all Third Party Intellectual Property used in the Business (other than Third Party Intellectual Property in the Retained Assets) are as set forth in the applicable Business Intellectual Property Agreements as disclosed to Purchaser prior to the date hereof, and are free and clear of any Encumbrances (other than Permitted Encumbrances) that are not specified in such Business Intellectual Property Agreements.

(e) Schedule 3.9(e)(i) sets forth all Business Services by name and version number. Schedule 3.9(e)(ii) sets forth all Third-Party Intellectual Property that is incorporated into, integrated into, or bundled with any of the Business Services or Business Technology and identifies (A) the applicable Contract under which such Third-Party Intellectual Property is licensed to Seller or a Seller Affiliate and (B) the Business Services or Business Technology into or with which such Third-Party Intellectual Property is incorporated, integrated, or bundled, excluding Open Source Materials.

(f) Schedule 3.9(f) sets forth (i) all Business Registered Intellectual Property including the jurisdictions in which each such item of Business Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made, (ii) all actions that are required to be taken by the Seller or any Seller Affiliate within 120 days of the date of this Agreement with respect to any of the Business Registered Intellectual Property in order to avoid prejudice to, impairment of or abandonment of such Business Registered Intellectual Property and (iii) any proceedings or actions before any court or tribunal anywhere in the world related to any of the Business Registered Intellectual Property.

(g) Each item of Business Registered Intellectual Property is subsisting (or in the case of applications, applied for) and to the Seller Parties’ Knowledge is valid, all registration, maintenance and renewal fees currently due in connection with such Business Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Business Registered Intellectual Property currently required to be filed have been filed with the relevant domain name registrar or Governmental Authority, as the case may be, for the purposes of avoiding material prejudice to Seller’s or Seller Affiliate’s, as applicable, ownership interests in, and the maintenance of, such Business Registered Intellectual Property.

(h) With respect to the Business Intellectual Property Agreements:

(i) Following the Closing, subject to Section 6.7, Purchaser will be permitted to exercise all of the Seller Parties’ and their Affiliates’ rights, to the extent related to the Business, under the Business Intellectual Property Agreements to the same extent the Seller Parties and their Affiliates would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Seller or any Seller Affiliate would otherwise be required to pay.

(ii) None of the Business Intellectual Property Agreements grants any Third Party exclusive rights to or under any Business Owned Intellectual Property or the right to sublicense any Business Owned Intellectual Property.

(iii) None of the Business Intellectual Property Agreements require the Seller or any Seller Affiliate to include any Third Party Intellectual Property in any Business Service or Business Technology or to obtain any Person’s approval of any Business Service or Business Technology at any stage of development, licensing, distribution or sale of such Business Service or Business Technology.

(iv) No Third Party that has licensed Intellectual Property to the Seller Parties or any of their Affiliates has ownership or license rights to improvements or derivative works of such Third Party Intellectual Property that are made by the Seller Parties or any of their Affiliates to the extent such improvement or derivative would be necessary to the operation of or are used in the Business.

(v) Other than under Business Intellectual Property Agreements, neither the Seller nor any Seller Affiliates have granted any rights with respect to any Business Owned Intellectual Property to a Third Party, other than non-exclusive incidental licenses, that are included in Contracts primarily related to the inbound license of Intellectual Property to the Seller or Seller Affiliates.

(i) Pursuant to the terms of any Business Contracts, neither this Agreement, the transactions contemplated by this Agreement, nor the assignment to Purchaser of any Business Contracts, will result in: (i) Purchaser or any of its Affiliates granting or being obligated to grant to any Third Party any right to or with respect to any Intellectual Property owned by or licensed to Purchaser or any of its

Affiliates, (ii) Purchaser or any of its Affiliates being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, which the Seller or any Seller Affiliate is bound by or subject on the date hereof, or (iii) Purchaser being obligated to pay any royalties or other material amounts to any Third Party in excess of those payable by any of them on the date hereof, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(j) There are no royalties, honoraria, fees or other payments payable by any Seller Party or any Seller Affiliate to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product and payments due to Third Party service providers or licensors in the Ordinary Course of Business under Business Contracts) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Business Intellectual Property.

(k) To the Seller Parties’ Knowledge, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Business Owned Intellectual Property by any Third Party. Neither the Seller, nor any Seller Affiliate has brought any Proceeding against any Person for infringement or misappropriation of any Business Owned Intellectual Property Right or for breach of any Business Intellectual Property Agreement.

(l) Except as set forth in Schedule 3.9(l), neither the Seller nor any Seller Affiliate, to the extent related to the Business, has been sued in any Proceeding (or received any written notice or written threat) (i) which involves a claim of infringement or misappropriation of any Intellectual Property Right of any Third Party or (ii) which challenges or adversely affects in any material manner the right of the Seller Parties or any other Seller Affiliate to exercise or enforce any Business Owned Intellectual Property. To the extent related to the Business, neither the Seller nor any Seller Affiliate has received any unsolicited written communication that offers to license or grant any other rights or immunities under any Intellectual Property Right of a Third Party.

(m) The operation of the Business, including (i) the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Business Service and (ii) the Seller Parties’ and other Seller Affiliates’ use of any product, device or process or Business Technology used in the Business (1) has not infringed, misappropriated, or violated, and does not infringe, misappropriate, or violate (A) any non-patent Intellectual Property Rights of any Third Party, or (B) to the Seller Parties’ Knowledge, any patents of any Third Party, and (2) does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction. No Business Service or information or material published or distributed by the Seller Parties and the Seller Affiliates relating to the Business or conduct or statement of the Seller Parties and the Seller Affiliates relating to the Business constitutes obscene material, a defamatory statement or material false advertising.

(n) No Business Owned Intellectual Property or Business Service is subject to any Proceeding, outstanding decree, order, judgment, settlement agreement, or “march in” right to which the Seller or any Seller Affiliate is a party or otherwise expressly subject to, in each case, that materially restricts the use, transfer, or licensing thereof by the Seller or any Seller Affiliate, or which adversely affects, in a material manner, the validity or enforceability of any such Business Owned Intellectual Property.

(o) Neither the Seller nor any Seller Affiliate has received any written opinion of counsel that any Business Service or the operation of the Business does or does not infringe any Intellectual Property Right of a Third Party or that any Business Owned Intellectual Property is invalid or unenforceable.

(p) All consultants, employees and independent contractors and any other Person who independently or jointly contributed to or participated in the conception, reduction to practice, or creation of any Intellectual Property relating to the Business for Seller or a Seller Affiliate (each, an “Author”) have executed a proprietary information and invention disclosure and Intellectual Property assignment agreement with Seller or a Seller Affiliate substantially similar in all material respects to the form the Seller has made available to Purchaser (“CIIA”), and no Author has excluded any inventions or other Intellectual Property relating to the Business from the scope of the assignments or licenses granted to the Seller Parties or the Seller Affiliates under such CIIA. All current and former Israeli Authors have expressly and irrevocably waived the right to receive compensation in connection with “Service Inventions” under Section 134 of the IPL.

(q) To the Seller Parties’ Knowledge, no current or former employee, consultant or independent contractor of the Seller or any Seller Affiliate: (i) is, or as a result of the consummation of the transactions contemplated by this Agreement will be, in violation of any material term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, or non-disclosure in any manner adversely affecting Seller’s or Seller Affiliate’s rights in Business Owned Intellectual Property; or (ii) has assigned or otherwise granted to any Third Party any rights (including Intellectual Property Rights) in or to any technology, software or other copyrightable, patentable or otherwise proprietary work that such employee, consultant or independent contractor developed for the Seller or Seller Affiliate, to the extent such technology, software or other copyrightable, patentable or otherwise proprietary work is Business Owned Intellectual Property.

(r) The Seller and the Seller Affiliates have taken commercially reasonable steps to protect and preserve the confidentiality of all Business Trade Secrets (and any information that would have been a Business Trade Secret but for a failure to take efforts that are reasonable under the circumstances to maintain its secrecy) or Trade Secrets provided by any Third Party to the Seller or a Seller Affiliate, to the extent such Trade Secret is included in Business Intellectual Property (“Business Information”). All current and former employees, consultants and contractors of the Seller and the Seller Affiliates and any Third Party having access to Business Information, have executed and delivered to the Seller or such Affiliate a written agreement regarding the protection of such Business Information.

(s) Schedule 3.9(s) sets forth all software or other material that is distributed as “free software”, “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License, and any license identified as an open source license by the Open Source Initiative (www.opensource.org)) (“Open Source Materials”) and that is included in or part of (including e.g., by way of linking) the Business Services or Business Technology (“Business Open Source”), and identifies for each item of Open Source Materials (i) the applicable open source license; (ii) the applicable Business Services or Business Technology the item is incorporated into or distributed or used with; (iii) and whether or not the item was modified by the Seller or any Seller Affiliates. Except as set forth on Schedule 3.9(s), the Seller and the Seller Affiliates are in compliance in all material respects with the terms and conditions of all licenses for the Business Open Source.

(t) Except as set forth in Schedule 3.9(t), the Seller Parties and Seller Affiliates have not used Open Source Materials, in such a way that creates, or purports to create any requirement that any Business Owned Intellectual Property be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge.

(u) The Software included in the Business Owned Intellectual Property (i) has sufficiently documented source code enabling a skilled software developer to understand, modify, compile or otherwise utilize such Software; (ii) except as set forth in Schedule 3.9(u), is free from known material defects or deficiencies, errors in design, and operating defects; and (iii) does not contain any known viruses, pingbacks, back doors, covert data transfer or data destroying mechanisms, disabling mechanisms or features which are designed to disrupt, disable, harm or otherwise impede in a material manner the operation of, or provide unauthorized access to any Business Intellectual Property or any Business Service.

(v) All Business Services sold, licensed, leased, provided or delivered by the Seller and the Seller Affiliates to customers on or prior to the Closing Date conform to applicable contractual commitments and warranties in all material respects. The Seller Parties and Seller Affiliates do not have any material Liability for replacement or repair of the Business Services or refund or credit obligations in excess of any reserves therefor reflected on the Financial Statements. The Seller and, to the extent related to the Business, the Seller Affiliates have not received any written notice or written request from any Person for indemnification with respect to any claim of infringement, misappropriation, misuse or violation of any Third Party Intellectual Property.

(w) No (i) government funding; or (ii) facilities or resources of a university, college, other educational institution or research center; was used in the development of the Business Owned Intellectual Property. No Governmental Authority, including, without limitation, the Israel Ministry of Defense and Israel Defense Forces, and no university, college, other educational institution or research center (hereinafter an “Institution”) has any right in or to any Business Owned Intellectual Property, including any government rights and prerogatives as defined under the Israeli Patent Law-1967 (the “IPL”), including rights under Section 55, Chapter 6 and Chapter 8 thereof. To the Seller Parties’ Knowledge, no Author has performed services for any Governmental Authority or Institution during a period of time during which such Author was also performing services for the Seller or a Seller Affiliate relating to the creation or development of any Business Owned Intellectual Property, nor was any such Author so involved with the creation or development of any Business Owned Intellectual Property during any “cooling off” period subsequent to the cessation of such individual’s performance of services for any such Governmental Authority or Institution, in each case such that such Governmental Authority or Institution would have an ownership interest in such Business Owned Intellectual Property pursuant to applicable Law. None of the Business Owned Intellectual Property or Business Services developed or under development by Seller or, to the extent related to the Business, any Seller Affiliate, directly or indirectly, is based upon, uses or incorporates any Intellectual Property Rights that were developed using funding provided by the Israel Innovation Authority (formerly the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, and hereafter referred to as the “OCS”) or any other Governmental Authority, nor does the OCS or any Governmental Authority have any ownership interest in or right to restrict the sale, licensing, distribution or transfer of any Business Owned Intellectual Property or, except for Third Party Intellectual Property, Business Services.

(x) Except as set forth in Schedule 3.9(x), neither the Seller nor any Seller Affiliate nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Business Source Code (other than providing Authors access to Business Source Code on a “need to know” basis from the premises of Seller or any Seller Affiliate).

(y) Except as disclosed in Schedule 3.9(y), no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will result in the disclosure, delivery or license by the Seller or any Seller Affiliate or any Person then acting on their behalf to any Person of any Business Source Code, other than confidential disclosures to employees and consultants involved in the development of Business Services. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in release from escrow or other delivery to a Third Party of any Business Source Code.

(z) Neither the Seller nor any Seller Affiliate nor (if applicable) any predecessor-in-interest to any Business Owned Intellectual Property is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate the Seller or any Seller Affiliate or (if applicable) such predecessor-in-interest to grant or offer to any other Person any license or right to any Business Owned Intellectual Property.

(aa) To the extent related to the Business, the Seller and the Seller Affiliates materially comply and at all applicable times have materially complied with all applicable Law (including, without limitation, the Israeli Privacy Protection Law-1981) and their respective internal and external privacy policies and representations relating to (i) the privacy of users of their products and services and of all Internet websites owned, maintained or operated by Seller and the Seller Affiliates (the “Seller Websites”) and (ii) the collection, use, storage, disclosure, transfer (including cross-border transfer), protection and disposal of any Personal Information collected by or on behalf of the Seller and the Seller Affiliates or by third parties having authorized access to Personal Information maintained by or on behalf of the Seller and the Seller Affiliates. As such information is required to be used by the Seller and the Seller Affiliates in the Business, the Seller or Seller Affiliates have obtained appropriate consents from all providers of Personal Information. “Personal Information” means information related to an identified or identifiable individual or device (such as name, street address, telephone number, e-mail address, photograph, financial account number, social security number, customer or account number, government-issued identifiers, online identifiers and any other data used or intended to be used to directly or indirectly identify, contact or precisely locate a person or device). To the Seller Parties’ Knowledge, the Seller and the Seller Affiliates, to the extent related to the Business, comply and at all times have complied in all material respects with the Payment Card Industry Data Security Standard applicable to the Seller, with respect to any payment card data that the Seller and the Seller Affiliates have collected or handled or that a Third Party has collected or handled on behalf of the Seller and/or the Seller Affiliates. No Person (including any Governmental Authority) has made any written claim to Seller or Seller Affiliate or, to the Seller Parties’ Knowledge, commenced any proceeding or investigation with respect to loss, damage, unauthorized access, unauthorized collection, use or disclosure, unauthorized modification, or breach of security of Personal Information maintained by or on behalf of the Seller or Seller Affiliates to the extent such maintenance of Personal Information is primarily related to the operation of the Business. To the Seller Parties’ Knowledge, none of the Seller’s or the Seller Affiliates’ commitments in a Business Contract, to the extent related to the Business, conflict in any material way with the Security Practices (as defined below and to the extent related to the Business) or with any privacy policy of the Seller or the Seller Affiliates to the extent related to the Business. The execution, delivery and performance by the Seller Parties of this Agreement will comply with the Seller’s and the Seller Affiliates’ privacy policies and will not violate the rights of any Person, in each case to the extent related to the Business.

(bb) To the extent related to the Business, the Seller or the Seller Affiliates have implemented and maintain a security plan which contains commercially reasonable administrative, electronics, technical and physical safeguards designed to ensure that Personal Information and Business Information within the Seller’s or the Seller Affiliates’ possession or control are protected against loss, damage, unauthorized access, unauthorized use, unauthorized modification, or other misuse (such plans, collectively, the “Security Practices”). The Security Practices conform, and at all times have conformed, in all material respects with any public information security statement made by the Seller or, to the extent related to the Business, the Seller Affiliates. To the Seller Parties’ Knowledge, except as set forth in

Schedule 3.9(bb), there has been no material loss, damage, unauthorized access, unauthorized use, or unauthorized modification, or other breach of security of Personal Information or Business Information maintained by or on behalf of the Seller or the Seller Affiliates to the extent related to the Business.

(cc) Schedule 3.9(cc) sets forth a complete list of all software development tools used by the Seller or Seller Affiliates in the conduct of the Business (the “Development Tools”), excluding the Retained Assets.

3.10 Import/Export Control Laws; Encryption.

(a) Except as set forth in Schedule 3.10, Seller and, to the extent related to the Business, the Seller Affiliates have at all times conducted their import/export transactions in accordance with all applicable import, export and re-export control Laws, including without limitation, those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and (ii) all comparable applicable Laws outside the United States (collectively, “Import/Export Control Laws”). The Business as conducted since February 7, 2014 and as currently conducted has not exported and does not export any hardware products. Seller and, to the extent related to the Business, the Seller Affiliates have obtained all import and export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Authority required for (i) the sale, import, export, re-export, transfer, diversion or other disposition of Business Services (including products derived from or based on such Business Services) and (ii) releases of technologies and software to foreign nationals located in the United States and any other applicable country related to the Business (“Import/Export Approvals”). Seller and, to the extent related to the Business, the Seller Affiliates have been and are in compliance with the terms of such Import/Export Approvals. Seller and, to the extent related to the Business, the Seller Affiliates have established and maintained reasonable internal controls and procedures appropriate to the requirements of Import/Export Control Laws and Import/Export Approvals. Schedule 3.10 sets forth the true, complete and accurate Export Control Classification Numbers, Harmonized Tariff Schedule Codes, Schedule B Codes and Import/Export Approvals applicable to each of the Business Services. Except as set forth in Schedule 3.10, neither Seller nor any Seller Affiliate is registered, and at no time has been required to register, with the United States Department of State as a manufacturer, exporter and/or broker of defense articles, technology, data, software and/or services as defined in the International Traffic in Arms Regulations, 22 C.F.R. 120, et seq. Except as set forth in Schedule 3.10, the Seller and, to the extent related to the Business, the Seller Affiliates have complied with Israeli export control laws and regulations (whether such laws and regulations relate to encryption items or otherwise (including, without limitation, the Israeli Defense Export Control Law, 2007, the Israeli Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974, the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006, or the Israeli Trading with the Enemy Ordinance, 1939) or any regulations promulgated under any of the foregoing), and the marketing and/or export of Business Services are not subject to permits from the Defense Export Control Agency under the Defense Export Control Law, 5766-2007 or from the Israeli Ministry of the Economy under the Import and Export Ordinance (New Version) 5739-1979. None of the Business Services was specifically designed, developed, configured, adapted, or modified for military customer(s), military purpose, or satellite application. The Seller Parties have made available to Purchaser all correspondence with any Governmental Authority relating to the export control classification of any Business Services or related enforcement matters or other inquiries, requests or communications. There are no pending or threatened claims against the Seller or, to the extent related to the Business, any Seller Affiliate with respect to any Import/Export Control Laws or Import/Export Approvals, and there are no actions, conditions or circumstances pertaining to the Seller’s and, to the extent related to the Business, the Seller Affiliates’ marketing, import or export transactions under any of the agreements to which any of them is a party or otherwise that would reasonably be expected to give rise to any future claims.

(b) The Business as currently conducted involves the development of, or engagement in, encryption technology, or other technology whose development, commercialization or export is restricted under Israeli Law. The Seller has obtained a license from the Israeli Ministry of Defense pursuant to the Israeli Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974, as amended and the Seller is not required to obtain any other licenses from the Israeli Ministry of Defense or an authorized body thereof.

3.11 Employee Matters.

(a) Schedule 3.11(a)(i) contains a complete and correct list of all Business Employees, their respective titles as of the date hereof, the date and amount of each such employee’s most recent salary increase, the start date of employment of each such employee, the annual entitlement to vacation and accrued vacation time and sick leave or other paid time off of each such employee, any and all loans outstanding from the Seller or Seller Affiliate to such employee, leave status (including type of leave), and expected date of return, whether such employee is exempt or non-exempt from overtime requirements, base compensation rate, commission (if applicable), and the target bonus or other incentive-based compensation (if applicable) and the range of such bonus or other incentive-based compensation; and whether such employee is retained on a salaried basis or on an hourly, piecework or other non-salaried basis, and if so, the particulars of such non-salaried basis and any global payments made on account of overtime pay, principal place of work, entitlement to a company car or cellular phone, housing or transportation allowance programs and social benefits (including managers insurance, pension fund and educational fund), and whether such employee is subject to the arrangement set forth in Section 14 of the Israeli Severance Pay Law, 1963 (the “Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, confirmation that such arrangement has been applied to such employee’s full, and on the basis of such employee’s entire, salary (as defined in the Israeli Severance Pay Law) for the entire period of employment). Except as set forth on Schedule 3.11(a)(ii), (i) the terms of employment or engagement of all directors, officers, Business Employees, agents, consultants and professional advisers of Seller or any Seller Affiliate are such that their employment or engagement may be terminated at will with notice given at any time and without Liability for payment of compensation or damages (with respect to employees in Israel, subject to statutory and contractual notice periods and mandatory and contractual termination procedures and payments required under applicable Law and their employment contracts), (ii) Seller and, to the extent related to the Business, any Seller Affiliate have paid in full all Business Employees and all current and former employees of Seller and, to the extent related to the Business, any Seller Affiliate all wages, salaries, commissions, bonuses and other compensation due to such employees, (iii) except as set forth on Schedule 3.11(a)(ii), there are no severance payments which are or could become payable by Purchaser on behalf of Purchaser, Seller or any Seller Affiliate to any such person under the terms of any oral or written agreement or commitment or any Law, custom, trade or practice, (iv) there are no other agreements, contracts or commitments, oral or written, between Seller or any Seller Affiliate, on the one hand, and any such person, on the other hand, (v) to the Seller Parties’ Knowledge no Business Employee has any plans to terminate his, her or their employment or relationship with Seller or any Seller Affiliate and (vi) to the Seller Parties’ Knowledge, there are no agreements between any Business Employee and any other Person which would restrict such Business Employee’s ability to perform services for Purchaser or the right of such Business Employee or Purchaser to compete with any Person or the right of such Business Employee or Purchaser to sell to or purchase from any other Person.

(b) Seller and, to the extent related to the Business, Seller Affiliates, are not bound by or subject to (and none of their respective assets or properties relating to the Business are bound by or subject to) any arrangement with any labor union or other collective bargaining representative (other than with regard to expansion orders described in the last sentence of this Section 3.11(b)). No Business Employee is represented by any labor union or covered by any collective bargaining agreement related to the Business while employed by Seller or any Seller Affiliate, and to the Seller Parties’ Knowledge, no campaign to establish such representation is in progress. With respect to Seller or, to the extent related to the Business, any Seller Affiliate, there is no pending or threatened (i) strike, slowdown, picketing, work stoppage or employee grievance process, (ii) material charge, grievance proceeding or other claim against or affecting Seller or any Seller Affiliate relating to the alleged violation of any law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, Works Council or any comparable Governmental Authority, (iii) union organizational activity or other labor or employment dispute against or affecting Seller, or (iv) application for certification of a collective bargaining agent. Neither the Seller nor any Seller Affiliate is a party to or subject to the terms of any collective bargaining agreement or expansion order (tzav harchava), other than such expansion orders that apply generally to the private sector in Israel, or any employee benefits provided for by any such agreement or order.

(c) Except as set forth on Schedule 3.11(c)(i), Seller and, to the extent related to the Business, Seller Affiliates are, and have been, in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including, without limitation, with respect to Israeli employees: the Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, the Employment by Human Resource Contractors Law, 1996, and the Law for Increased Enforcement of Labor Laws, 2011, and any other Laws relating to employment and employment practices, terms and conditions of employment, any such laws regarding equal employment opportunities, fair employment practices; plant closings and mass layoffs; harassment, retaliation or discrimination based on sex, gender, gender identity, gender expression, race, citizenship, disability, health status, pregnancy, religion, religious creed, national origin, age, genetic information, family medical history, veteran status, sexual orientation, ancestry, whistleblowing or any other characteristic protected by Law; other tortious conduct; workers’ compensation, family and medical leave; the Immigration Reform and Control Act; and occupational safety and health requirements. Seller has not engaged in any unfair labor practice. Seller, and, to the extent related to the Business, Seller Affiliates, are not liable for the payment of any compensation, damages, Taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing. All Persons classified by Seller and Seller Affiliates as independent contractors or consultants in connection with the Business do satisfy and have satisfied the requirements of Law to be so classified. With respect to each independent contractor or consultant that is primarily performing services related to the Business for Seller or any Seller Affiliate, Schedule 3.11(c)(ii) sets forth such independent contractor’s or consultant’s (A) name, (B) current compensation and (C) the time periods each contractor or consultant has been providing services to the Business. No individual who has performed services in connection with the Business and who has been treated by Seller or any Seller Affiliate as an independent contractor, is classifiable as a “leased employee” within the meaning of Section 414(n)(2) of the Code with respect to Seller.

(d) There are no claims, disputes, grievances, or controversies pending or, to the Seller Parties’ Knowledge, threatened involving any Business Employee or group of Business Employees. There are no charges, investigations, administrative proceedings or complaints of discrimination (including discrimination based upon sex, gender, gender identity, gender expression, race, citizenship, disability, health status, pregnancy, religion, religious creed, national origin, age, genetic information, family medical history, veteran status, sexual orientation, ancestry, whistleblowing or any other characteristic protected by Law) pending or, to the Seller Parties’ Knowledge, threatened before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Authority against the Seller pertaining to any Business Employee.

(e) In connection with the Business, no Third Party has delivered notice to Seller or a Seller Affiliate claiming in writing that any Business Employee or any person currently or formerly employed by or affiliated with any Seller Party has (i) violated any of the terms or conditions of his employment, non-competition, non-solicitation or non-disclosure agreement with such Third Party, (ii) disclosed or utilized any Trade Secret or proprietary information or documentation of such Third Party, or (iii) interfered in the employment relationship between such Third Party and any of its present or former employees. To the Seller Parties’ Knowledge, no Business Employee or other person currently or formerly employed by or affiliated with any Seller Party has disclosed or used or has proposed to disclose or use any Trade Secret or any information or documentation proprietary to any former employer or violated any confidential relationship which such person may have had with any Third Party, in connection with the development, manufacture or sale of any Business Services or proposed Business Services.

(f) There is no former employee of Seller or, to the extent related to the Business, any Seller Affiliate that has a statutory or contractual right to return to work or to be re-instated or re-engaged by Seller or any Seller Affiliate. Neither Seller nor any Seller Affiliate has (i) given or received notice to terminate the employment or engagement of any Business Employee or (ii) made, agreed or proposed or is party to any Contract to make any change of terms and conditions of employment or engagement of any of the Business Employees that would take effect after the date of this Agreement.

(g) There are no amounts owing to any Business Employees other than remuneration accrued or commission or cash incentive bonus earned (but not yet due for payment) or for reimbursement of business expenses incurred. All amounts that Seller is legally or contractually required either (i) to deduct from any Business Employee’s salary or to transfer to such employee’s pension or provident, life insurance, incapacity insurance, education fund (including keren hishtalmut) or other similar funds or (ii) to withhold from any Business Employee’s salary or benefits and to pay to any Governmental Authority as required by applicable Law with respect to Taxes, have, in the case of each of clause (i) and (ii), been duly and timely deducted, transferred, withheld and paid, and Seller does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (except for deduction, transfer, withholding and payments to be made in the Ordinary Course of Business, for the working month during which the Closing occurs). Seller has no obligation to increase the compensation or benefits presently being paid or provided or hereafter payable or to be provided to current or former service providers.

(h) All Business Employees listed in Schedule 3.11(a)(i) are lawfully entitled to work or otherwise provide services for the Seller or the Seller Affiliates, without restriction or any visa, permit, export license or consent (from any academic or research institution, Governmental Authority or any other Person) being required.

(i) The Seller Parties have provided to Purchaser true, correct and complete copies of all current employee manuals and handbooks and other substantial materials applicable to the Business Employees relating to the employment of employees.

(j) Except as set forth in Schedule 3.11(j), the Seller and its Affiliates do not utilize the services of any professional employer organization (PEO), staffing agency, or loan-out agency or any entity that provides temporary or long-term staffing services. Each Person who provides employment-related services to the Seller and its Affiliates is employed by the Seller or such Affiliate.

(k) To the Seller Parties’ Knowledge, none of the Business Employees are subject to any non-compete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar Contracts in conflict with the Business and related activities of the Seller Parties. The Seller Parties have not received any written notice alleging that any violation of any such Contracts has occurred.

3.12 Employee Benefits.

(a) Seller has provided or made available a complete and correct list of all Benefit Plans of the Seller as of the date hereof. Neither the Seller Parties nor any ERISA Affiliate has any express or implied commitment (i) to create, incur Liability with respect to, or cause to exist any new employee benefit plan, program or arrangement with or covering (including eligibility to participate) any Business Employee that would be considered a Benefit Plan, or (ii) to modify, change or terminate any Benefit Plan, with or covering (including eligibility to participate) any Business Employee, other than with respect to a modification, change or termination required by ERISA or the Code.

(b) The Seller has provided or made available to Purchaser complete and correct copies of each Benefit Plan or summary plan description thereof (other than Benefit Plans that are required by applicable Law); and schedules of benefits with respect to each Benefit Plan; and the most recent determination or opinion letter from the IRS, to the extent applicable.

(c) Neither the Seller Parties nor any ERISA Affiliate maintains, sponsors or contributes to, or has within the past six years, maintained, sponsored or contributed to, a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which Seller or any of its ERISA Affiliates could incur Liability under Section 4063 or 4064 of ERISA (a “multiple employer plan”), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), a plan that is subject to Title IV of ERISA or Section 412 of the Code, a “funded welfare plan” within the meaning of Section 419 of the Code, with respect to which Purchaser could have any Liability.

(d) No Benefit Plan provides or promises retiree health or welfare benefits to any Business Employee (or dependent or beneficiary thereof) other than to the extent required by COBRA or similar state law and there has been no communication by or, to the Seller Parties’ Knowledge, on behalf of the Seller Parties or any ERISA Affiliate (whether oral or written) to any Person that would reasonably be expected to create a binding promise or guarantee to provide any such retiree health or welfare benefits by Purchaser, except to the extent required by COBRA or similar state law.

(e) The consummation by the Seller Parties of the transactions contemplated by this Agreement will not obligate the funding of benefits with respect to any Business Employee, or any other material Liability by Purchaser or any of its Affiliates.

(f) Neither the execution and delivery by Seller of this Agreement nor the consummation by Seller of any transaction contemplated herein (either alone or in conjunction with any other event) will result in any payment or benefit to any Business Employee which would reasonably be expected to constitute an “excess parachute payment” (within the meaning of Section 280G of the Code) or not be deductible under Section 280G of the Code. There is no written or unwritten agreement, plan, arrangement or other Contract, including any Benefit Plan, by which Seller, any Seller Affiliate or any ERISA Affiliate is bound to compensate, indemnify, gross-up, or otherwise make whole, any Business Employee or any consultant or independent contractor involved in, or providing services to, the Business for additional or excise Taxes paid or payable pursuant to Sections 409A, 457A or 4999 of the Code or any costs or Liabilities relating thereto.

3.13 Litigation. Except as disclosed in Schedule 3.13, there is no Proceeding pending or, to the Seller Parties’ Knowledge, threatened in writing since December 31, 2014, against or involving (a) Seller or (b) to the extent specifically relating to the Business, any Seller Affiliate. Neither Seller nor, to the extent specifically relating to the Business, any Seller Affiliate is in Default with respect to or subject to any Order, and there are no unsatisfied judgments against Seller or, to the extent specifically relating to the Business, any Seller Affiliate. To the Seller Parties’ Knowledge, there is not a reasonable likelihood of a material adverse determination of any pending Proceeding against or involving Seller or, to the extent specifically relating to the Business, any Seller Affiliate. Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.13 do not apply with respect to infringement of Third-Party Intellectual Property Rights, which matters are addressed solely in Section 3.9.

3.14 Compliance with Law.

(a) Except as disclosed in Schedule 3.14(a), Seller and, to the extent related in any material respect to the Business, all Seller Affiliates are in compliance in all material respects with all Laws and Orders. Neither Seller nor, to the extent related in any material respect to the Business, any Seller Affiliates have been advised or otherwise received notice, in each case in writing since December 31, 2014 that Seller or any Seller Affiliate is not in compliance in any material respect with any such Laws or Orders and, to the Seller Parties’ Knowledge, there are no existing circumstances that would reasonably be expected to result in violations of any of the foregoing.

(b) Except as disclosed in Schedule 3.14(b), neither Seller nor, to the extent related in any material respect to the Business, any Seller Affiliate, nor any of the employees, partners, principals, agents or assignees of the Seller or, to the extent related in any material respect to the Business, any Seller Affiliate have committed (or taken any action to promote or conceal) any violation of the Foreign Corrupt Practices Act, 15 U.S.C. sections 78dd-1, -2, or any equivalent foreign Law or otherwise paid or made any bribe, illegal rebate, payoff, influence payment, kickback or other unlawful payment.

(c) Since December 31, 2014, neither Seller nor, to the extent related to the Business, any Seller Affiliate, has received any allegations in writing from employees, consultants or independent contractors with respect to any alleged act or omission arising under or relating to any material noncompliance with Law, and has not conducted or initiated any internal investigation or made a voluntary or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any material noncompliance with Law. Since December 31, 2014, except as disclosed in Schedule 3.14(c), neither Seller nor, to the extent related in any material respect to the Business, any Seller Affiliate has received any written notice or citation for any actual or potential noncompliance with any of the foregoing in this Section 3.14(c).

3.15 Permits. Schedule 3.15 sets forth a complete list of all Business Permits, all of which are in full force and effect. The Seller Parties have made available to Purchaser true and complete copies of all Business Permits. The Seller and, to the extent related to the Business, the Seller Affiliates have all material Permits required under any applicable Law for the operation of the Business or the ownership of the Purchased Assets and own or possess such Permits free and clear of all Encumbrances (except for Permitted Encumbrances). Neither Seller nor, to the extent related to the Business, nor any Seller Affiliate is in Default in any material respect, nor has Seller or any Seller Affiliate received any written notice of any claim of material Default, with respect to any such Business Permit.

3.16 Real Property.

(a) Seller does not own any Real Property. Schedule 3.16 sets forth a complete and accurate list of all Real Property currently leased, subleased or licensed by or from Seller or otherwise used or occupied by Seller or any Seller Affiliate in connection with the Business (the “Leased Real Property”), including the name of the lessor, licensor, sublessor, master lessor and/or lessee, the date and term of the lease, license, sublease or other occupancy right and each amendment thereto, and, with respect to any current lease, license, sublease or other occupancy right, the size of the premises, and the aggregate annual rental payable thereunder.

(b) The Seller Parties have made available to Purchaser true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Real Property Leases”); each Real Property Lease is identified in Schedule 3.16. All such Real Property Leases are valid and effective in accordance with their respective terms, and there is not, to the Seller Parties’ Knowledge, under any of such Real Property Leases, any material existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), and no rentals are past due.

3.17 Tax Matters.

(a) Except as set forth in Schedule 3.17(a), the Seller and each Seller Affiliate has filed (or has had filed on its behalf) all Tax Returns related to the Business or the Purchased Assets that are required to have been filed by or with respect to the Seller, the Business or the Purchased Assets, and all such Tax Returns of the Seller, or of any Seller Affiliate to the extent related to the Business or the Purchased Assets are true and correct in all material respects and have been completed in accordance with applicable Tax Laws.

(b) Except as set forth in Schedule 3.17(b), all Taxes required to have been paid by the Seller Parties to the extent related to the Business or the Purchased Assets have been paid. There are no Encumbrances for Taxes on any of the Purchased Assets that arose in connection with any failure or alleged failure to timely pay any Tax. Seller is duly registered for VAT purposes and has complied in all material respects with all Laws concerning VAT, including the maintenance of required records related thereto.

(c) Except as set forth in Schedule 3.17(c), there is no audit or other Proceeding presently pending or to the Seller Parties’ Knowledge threatened with regard to any Tax Liability or Tax Return of the Seller or any Seller Affiliate relating to the Business or the Purchased Assets. To Seller Parties’ Knowledge, there are no existing circumstances that would reasonably be expected to result in the assertion of any claim for a material amount of Tax against the Seller Parties for which the Purchaser Entities may be made liable or to which the Purchased Assets may be made subject, or, to the extent related to the Business or the Purchased Assets, any Seller Affiliate, by any Taxing Authority.

(d) Since January 1, 2015, no claim against either Seller Party has been made by any jurisdiction’s Taxing Authority that such Seller Party is or may be required to pay Taxes or file Tax Returns with that jurisdiction of a type that such Seller Party did not pay or file with such jurisdiction related to the Business or the Purchased Assets for the most recently ended taxable period for which such type of Tax or Tax Return would have been due, nor has any such claim been made against any Seller Affiliate with respect to the Business or the Purchased Assets.

(e) None of the Purchased Assets is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code. Neither Seller nor any Seller Affiliate is a party to any agreement with respect to any Purchased Asset under which it is treated as a lessor or lessee of “limited use property” within the meaning of Rev. Proc. 2001-28.

(f) The Purchased Assets do not include (i) any joint venture, partnership or other agreement or arrangement that was or is treated or required to be treated as a partnership or other separate reporting entity for any Tax purpose or (ii) any interest in an entity that either was or is treated or required to be treated as an entity disregarded as separate from its owner for federal Tax purposes or is an entity as to which an election pursuant to Treasury Regulations Section 301.7701-3 has been made (or subject to any treatment or election having similar effect under any other applicable Tax Law).

(g) The Seller has provided to Purchaser all documentation relating to any material Tax holidays or incentives that have current applicability to the Business or the Purchased Assets.

(h) All information provided to Purchaser and to any Taxing Authority by or on behalf of Seller and Seller Affiliates for purposes of enabling Purchaser or any such Taxing Authority to determine the amount to be deducted and withheld from the consideration payable to the Seller and Seller Affiliates pursuant to this Agreement is and will be accurate and complete.

(i) Neither Seller nor any Seller Affiliate has made any elections under applicable Israeli or other legal requirements (other than elections that related solely to methods of accounting, depreciation or amortization) that would have an adverse effect on any of the Purchased Assets or Purchaser’s conduct of the Business after the Closing.

(j) Seller and, to the extent related to the Business and the Purchased Assets, Seller Affiliates do not own any real property, including holding a long term lease (in excess of 25 years) in real property.

3.18 Insurance. Schedule 3.18 sets forth a true and complete list of all current material insurance policies maintained by the Seller or the Seller Affiliates to the extent relating to the Business. All insurance coverage relating to the Business is in full force and effect and provides coverage as may be required by applicable Law and by any and all Business Contracts. There is no Default by Seller or the Seller Affiliates under any such insurance coverage nor has there been any failure by Seller or the Seller Affiliates to give notice or present any claim under any such coverage in a due and timely fashion. There are no outstanding unpaid premiums under any such insurance coverage and no written notice of cancellation or non-renewal of any such insurance coverage has been received. There are no outstanding performance bonds covering or issued for the benefit of Seller and the Seller Affiliates relating to the Business. No insurer has advised Seller or any Seller Affiliate in writing that it intends to reduce Seller’s coverage, increase the premiums or fail to renew any existing policy or binder relating to the Business. No material claims have been made by Seller or, to the extent related to the Business, by any Seller Affiliate, under any such insurance coverage.

3.19 Environmental Matters. Seller and, to the extent related to the Business, each of the Seller Affiliates and the operation of the Business and the Leased Real Property have been, and are, in compliance in all material respects with all applicable Environmental Laws. There is no pending or, to the Seller Parties’ Knowledge, threatened in writing Environmental Claim against Seller relating to the Business, the Leased Real Property or any Purchased Asset. No Hazardous Substances are present on, in or under, and no underground storage tanks, are located on, in or under, any Leased Real Property. The Purchased Assets do not include, and neither Seller nor, to the extent related to the Business, the Seller Affiliates operate (or has operated), any underground storage tanks containing Hazardous Substances. Neither Seller nor to the extent related to the Business, any of the Seller Affiliates has spilled, discharged, emitted, injected, disposed, dumped, transported, nor released to any other Real Property, nor exposed any person to, any Hazardous Substance in violation of any Environmental Law or agreement, or in a manner that otherwise creates any Liability to Seller or any Seller Affiliate with respect to the Business. There is no ongoing, and, to the Seller Parties’ Knowledge, there has never been any clean up or remediation pursuant to Environmental Law related to the actual or potential presence of any Hazardous Substances on any Leased Real Property or any other Purchased Asset or any other real property that has been owned, or occupied by Seller or, to the extent related to the Business, any Seller Affiliate, or to which any Hazardous Substances generated by Seller or, to the extent related to the Business, any Seller Affiliate, have been transferred. Except as would not reasonably be expected to result in Liability to Purchaser, neither Seller nor, to the extent related to the Business, any of the Seller Affiliates sells or has sold any product or material containing any Hazardous Substance or any material that would require Purchaser to accept return of the product for disposal. Neither Seller nor any Seller Affiliate, to the extent related to the Business, has received any written notice from any Governmental Authority alleging violation of Environmental Law that remains unresolved or outstanding. There are no acts that would form the basis of any material Environmental Claim relating to the Business or the Leased Real Property based on or relating to (a) the violation of an Environmental Law, or (b) any Hazardous Substance Activity. Neither Seller nor, to the extent related to the Business, any of its Affiliates has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of Environmental Laws or their Hazardous Substance Activities.

3.20 Customers and Suppliers.

(a) Schedule 3.20(a) contains a true and correct list of the top ten (10) customers of the Business for each of the last two (2) fiscal years based on revenue recorded by Seller or the Seller Affiliates from such customers (each such customer, a “Top Customer”). As of the date of this Agreement, the Seller Parties have not received written notice, nor does any Seller Party have Knowledge, that, any Top Customer intends to cancel or otherwise materially and adversely modify its relationship with the Seller Party or any of its Affiliates (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise.

(b) Schedule 3.20(b) contains a true and correct list of the top ten (10) suppliers (including licensors) of the Business for each of the last two (2) fiscal years based on amounts paid by any Seller Party or any of their Affiliates to such suppliers (each such supplier, a “Top Supplier”). As of the date of this Agreement, the Seller Parties and their Affiliates have not received written notice, nor does any Seller Party have Knowledge, that any Top Supplier intends to cancel or otherwise materially and adversely modify its relationship with the Seller Party or any of their Affiliates (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise.

3.21 Affiliate Transactions. No Seller Affiliate (other than Seller Parent) nor any executive officer or director of Seller or Seller Parent nor, to the Seller Parties’ Knowledge, any corporation, partnership, trust or other entity in which any of the foregoing Persons has a material interest, whether as an owner, trustee, officer, director or partner or otherwise, has received, or is entitled to receive, any material compensation from any Person that has engaged in or is engaging in any transaction with the Seller Parties involving or related to the Business. Except as set forth in Schedule 3.21, no Seller Party is a party to any contract or other transaction with any Related Party involving or related to the Business (other than in connection with the Retained Assets or any Excluded Assets), and no Related Party has any

legal or beneficial interest in any of the Purchased Assets or other property owned or used in the Business (other than the Retained Assets or any Excluded Assets). Except as set forth on Schedule 3.21, there are no outstanding claims, accounts payable or receivable, intercompany loans, indebtedness or other liabilities between any Seller Party, on the one hand, and any Related Party, on the other hand, involving or related to the Business. “Related Party” means the Seller Parties or any of their respective Affiliates or any executive officer or director of any of the foregoing Persons (or any corporation, partnership, trust or other entity in which any of the foregoing Persons has a material interest, whether as an owner, trustee, officer, director or partner or otherwise), other than the Seller.

3.22 Warranties. Except as set forth in Schedule 3.22 and for warranties under applicable Law (if any), (a) there are no warranties, express or implied, written or oral, with respect to the Business Services or any other products and services sold under the Business Contracts, and (b) there are no pending or, to the Seller Parties’ Knowledge, threatened (in writing), claims with respect to any such warranties. Schedule 3.22 sets forth a description of all material claims made within the past year against any Seller Party or, to the Seller Parties’ Knowledge, material claims threatened in writing against any Seller Party within the past year, in each case (other than routine customer reports in the Ordinary Course of Business) asserting breach of warranty with respect to the Business Services or any other products and services sold under the Business Contracts.

3.23 Solvency. The Seller Parties are not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud any Person to which it is, or may become, indebted. After the Closing, Seller Parties shall have sufficient capital and property remaining to wind up the Seller’s affairs in accordance with applicable Laws, include payment of all Excluded Liabilities for which Seller is responsible.

3.24 No Brokers. Except as set forth on Schedule 3.24, none of Seller or any of its Affiliates has entered into or shall enter into any Contract with any broker, finder or similar agent or any Person which will result in the obligation of Purchaser or any of its Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER PARENT

Seller Parent hereby represents and warrants to Purchaser, and acknowledges that Purchaser is relying on such representations and warranties in connection with entering into this Agreement, as of the date hereof and as of the Closing Date, as follows:

4.1 Authorization. Seller Parent has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by Seller Parent and the Ancillary Agreements to which it is a party, the consummation by Seller Parent of the transactions contemplated hereby and thereby and the performance by Seller Parent of its obligations hereunder and thereunder have been duly approved by all necessary action on the part of Seller Parent, and no further action is required on the part of Seller Parent to authorize this Agreement and the Ancillary Agreements to which it is a party or the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller Parent and is, and upon execution and delivery the Ancillary Agreements to which it is a party each shall be, the legal, valid and binding obligation of Seller Parent, enforceable against Seller Parent in accordance with their terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.2 No Conflict. Neither the execution, delivery or performance of this Agreement by Seller Parent, nor the consummation of the transactions contemplated hereby, nor compliance by Seller Parent with any of the provisions hereof, directly or indirectly, do or shall (with or without notice or lapse of time, or both) (a) violate or conflict with any provision of Seller Parent’s Governing Documents, (b) except as disclosed in Schedule 4.2, result in or constitute a Default under any of the terms, conditions or provisions of any Contract to which Seller Parent is a party or any Permit held by Seller Parent, or (c) violate, conflict with, contravene or give any Person the right to exercise any material remedy or obtain any material relief under any Law or Order applicable to Seller Parent or by which any of Seller Parent’s assets or properties are bound. Except for Consents that have already been obtained, no Consent is required by or with respect to Seller Parent in connection with the execution, delivery and performance of this Agreement or the consummation by Seller Parent of the transactions contemplated hereby.

4.3 Ownership of Shares. Seller Parent is the sole record and beneficial owner of all of the shares of Seller’s share capital. Other than the shares of Seller’s share capital owned by Seller Parent, there are no other issued and outstanding share capital or options, warrants or other securities of Seller and no outstanding commitments or Contracts to issue any share capital or options, warrants or other securities of Seller.

4.4 Legal Proceedings; Orders. There is no Proceeding pending or, to the Seller Parties’ Knowledge, threatened in writing, against or involving Seller Parent or its assets and properties that is seeking to or that would reasonably be expected to delay, limit or enjoin the transactions contemplated by this Agreement.

4.5 No Brokers. Seller Parent has not entered into and shall not enter into any Contract with any broker, finder or similar agent or any Person which will result in the obligation of Purchaser or any of its Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated by this Agreement

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Seller Parties, and acknowledges that the Seller Parties are relying on such representations and warranties in connection with entering into this Agreement, as of the date hereof and as of the Closing Date, as follows:

5.1 Organization of Purchaser. Purchaser is duly formed, validly existing and in good standing under the laws of the State of Delaware.

5.2 Authorization. Purchaser has all requisite power and authority, and has taken or prior to the Closing shall have taken all action necessary, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the consummation by Purchaser of the transactions contemplated hereby and thereby and the performance by Purchaser of its obligations hereunder and thereunder have been duly approved by Purchaser. No other proceedings on the part of Purchaser are necessary to authorize this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Purchaser and is, and upon execution and delivery the Ancillary Agreements to which it is a party each shall be, a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

5.3 No Conflict or Violation. Neither the execution, delivery or performance by Purchaser of this Agreement or the Ancillary Agreements nor the consummation by Purchaser of the transactions contemplated hereby or thereby, nor compliance by Purchaser with any of the provisions hereof or thereof, directly or indirectly, do or shall (with or without notice or lapse of time, or both) (a) violate or conflict with any provision of Purchaser’s Governing Documents, (b) violate, conflict with, or result in or constitute a Default under, any of the terms, conditions or provisions of any Contract or Permit to which Purchaser is party, or (c) violate, conflict with, contravene or give any Person the right to exercise any material remedy or obtain any material relief under any Law or Order applicable to Purchaser or by which any of its assets or properties are bound. No Consent is required to be made or obtained by Purchaser or any of its Affiliates in connection with the execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby.

5.4 Legal Proceedings; Orders. There is no Proceeding pending or, to Purchaser’s knowledge, threatened in writing, against or involving Purchaser or its assets and properties that is seeking to or that would reasonably be expected to delay, limit or enjoin the transactions contemplated by this Agreement.

5.5 No Brokers. Purchaser has not entered into and shall not enter into any contract, agreement, arrangement or understanding with any broker, finder or similar agent or any Person which will result in the obligation of Seller or any of its Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated by this Agreement.

5.6 Sufficient Funds. Purchaser shall have all of the funds available as and when needed that are necessary to consummate the Asset Purchase and the other transactions contemplated hereby and to perform their respective obligations under this Agreement (and any failure to have all such funds available shall constitute a material breach of this Agreement).

5.7 Israeli VAT.

(a) (i) ISR Purchaser is registered as an “authorized dealer” with the Israeli VAT authorities as defined in Section 1 of the Israeli VAT Law of 1975 (the “VAT Law”) and is expected to be entitled to claim a refund or credit of the VAT applicable to the portion of the Total Consideration allocable to the ISR Purchased Assets; and (ii) ISR Purchaser is not part of a joint dealers’ arrangement under the VAT Law.

(b) Purchaser (but not ISR Purchaser) is and, until final release of the Escrowed Funds will be, a “foreign resident” as defined in Section 1 of the VAT Law with no direct businesses or activities in Israel.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Business Prior to Closing.

(a) Except as otherwise set forth in this Agreement and except for the transactions expressly contemplated hereby, during the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing Date, the Seller Parties shall (i) operate the Business in the Ordinary Course of Business; (ii) use commercially reasonable efforts to keep available the services of the Business Employees; (iii) use commercially reasonable efforts to preserve the Purchased Assets; (iv) pay, perform and discharge Seller’s material Liabilities and other material obligations as they become due (other than late payments in the Ordinary Course of Business or with respect to Liabilities and other obligations that are disputed or questioned in good faith); (v) pay any accrued bonuses and other employee compensation payable to Business Employees before the Closing in the Ordinary Course of Business; and (vi) use commercially reasonable efforts to preserve the material relationships of the Business with Business Employees, and with contractors, customers, suppliers, and distributors, licensors, licensees, and others having business dealings with the Business.

(b) Without limiting Section 6.1(a), and as an extension thereof, except as may be approved by Purchaser in advance in writing (which approval shall not be unreasonably withheld, conditioned or delayed) or as otherwise expressly required by, and set forth in this Agreement or as set forth on Schedule 6.1(b), the Seller Parties shall not, directly or indirectly, take any of the following actions from and after the date of this Agreement through the Closing:

(i) sell, assign, license or transfer any of the Purchased Assets, other than non-exclusive licenses of Business Services in the Ordinary Course of Business;

(ii) engage in or enter into any material transaction or commitment, or relinquish or waive any material right, in any case with respect to the Business, except in the Ordinary Course of Business or unless (x) such transaction or commitment would not reasonably be likely to impose material obligations or restrictions on the Business or any Purchased Assets or (y) all amounts paid in respect thereof are Excluded Liabilities or are paid or otherwise satisfied in full prior to the Closing;

(iii) cause or permit any modifications, amendments or changes to Seller’s Governing Documents;

(iv) fail to pay any material obligation of the Seller or relating to the Business, except those obligations contested in good faith and for which proper reserves have been made;

(v) amend, cancel or terminate any Business Permit, except as required by applicable Law;

(vi) enter into, renew (except for autorenewals), amend, cancel, terminate or extend any Business Contracts except in the Ordinary Course of Business;

(vii) settle or compromise any Proceeding relating to the Business, unless (A) such settlement or other action is not reasonably likely to impose material future restrictions or requirements on the Business or any Purchased Assets and (B) all amounts paid in respect thereof are Excluded Liabilities or are paid or otherwise satisfied in full prior to the Closing;

(viii) change the accounting methods or practices of the Seller (unless required by applicable Law);

(ix) revalue any of the Purchased Assets in any material manner, including without limitation, writing off notes or Accounts Receivable except in the Ordinary Course of Business, other than those for which reserves have been established;

(x) change any assumptions underlying or methods of calculating any bad debt, contingency or other reserves of the Seller Parties in any material manner, except changes that are generally applicable to Seller Parent;

(xi) create or allow to exist any Encumbrance (except Permitted Encumbrances) against any of the Purchased Assets;

(xii) cancel, amend in any material way (other than in connection with the addition of customers and suppliers to such insurance policies from time to time) or renew (other than autorenewals or renewals in the Ordinary Course of Business) any insurance policy of Seller;

(xiii) (A) sell, license or otherwise transfer any Business Owned Intellectual Property to any Person (or enter into any Contract for the sale or license of any Business Owned Intellectual Property with any Person), other than non-exclusive licenses to Business Services entered into in the Ordinary Course of Business, (B) purchase or license any Intellectual Property from any Person (or enter into any Contract for the purchase or license of Intellectual Property with any Person) for the Seller or the Business, other than inbound “shrink-wrap” and similar generally available commercial binary code end-user licenses (but excluding licenses to Open Source Materials) for aggregate consideration of less than $20,000, (C) enter into a Contract with respect to the development of any Business Owned Intellectual Property or Business Services other than Contracts with Business Employees in the Ordinary Course of Business, or (D) materially change the pricing or royalties set or charged by Seller Parties for the Business Services to Business customers, end users or other licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property Rights to Seller Parties (other than changes in pricing or royalties made in the Ordinary Course of Business);

(xiv) fail to prosecute and maintain all Business Registered Intellectual Property, including paying any related fees when due;

(xv) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any Person or division thereof, in each case with respect to Seller or the Business;

(xvi) terminate the employment of, or change in any material respect the employment or compensation terms of, any Business Employee, other than for cause, death or disability or as contemplated in Section 6.10(a);

(xvii) hire or engage or offer to hire or engage any new employees for the Seller or the Business, or intentionally encourage any Business Employee to resign;

(xviii) decrease, increase, promise to increase, or accelerate the compensation or benefits payable to or to become payable to any Business Employees, except as required by applicable Law or existing Contract, unless such amounts payable are an Excluded Liability;

(xix) grant any severance, change of control, bonus or termination pay (in cash, equity or otherwise) to any Business Employee that will result in an Assumed Liability payable by Purchaser or its Affiliates on or following the Closing;

(xx) make or agree to make any bonus or other incentive compensation payments to Business Employees that will result in an Assumed Liability payable by Purchaser or its Affiliates on or following the Closing; provided, however, that, with respect to any compensation, benefits or other payments under clauses (xviii), (xix) and (xx) of this Section 6.1(b), the Seller Parties shall give Purchaser prompt written notice thereof and in no event shall the aggregate increased compensation, benefits or payments paid to Business Employees under clauses (xviii), (xix) and (xx) of this Section 6.1(b) exceed $500,000;

(xxi) increase rights to indemnification for any Business Employee;

(xxii) make any representations or issue any communications to Business Employees that are inconsistent with this Agreement or the transactions contemplated hereby, including any representations regarding offers or transfer of employment from Purchaser;

(xxiii) relocate any Business Employees or any Personal Property to real property other than the Leased Real Property, or relocate other employees into the Leased Real Property;

(xxiv) enter into any lease, sublease, license or other occupancy agreement with respect to any real property relating to the Business;

(xxv) alter, amend or modify in any material respect or terminate any of the terms of any Real Property Lease for Leased Real Property occupied by Seller (it being understood that the foregoing shall not include any real property leased or used by other Seller Parties or Seller Affiliates primarily for the purpose of any business other than the Business, even if also used for the Business);

(xxvi) accelerate or delay the payment of, or agree to any change in the payment terms of, any accounts payable or other Liabilities or accounts receivable or notes payable (other than in connection with a good faith dispute), or do anything that would have the effect of causing the working capital position of the Business to be materially different than historical levels and trends;

(xxvii) issue or agree to issue any refunds, credits, allowances or other concessions with customers with respect to amounts collected by or owed to the Seller Parties in connection with the Business, or waive or release any right or claim in connection with the Business (including any write-off or other compromise of any Account Receivable), except in the Ordinary Course of Business;

(xxviii) apply for, negotiate or obtain a Tax ruling or pre-ruling on its own behalf or on behalf of any of its shareholders relating to the Purchased Assets, the Business or the Business Employees that would affect the Business or result in an Encumbrance on the Purchased Assets following the Asset Purchase, or (B) apply for, negotiate for or receive any Governmental Grant from any Governmental Authority; or

(xxix) agree or commit to do any of the foregoing.

6.2 Access and Investigation. The Seller Parties shall each ensure, subject to compliance with applicable Law, that, and shall each use their reasonable best efforts at all times after the execution of this Agreement and prior to the Closing to ensure that their Representatives, upon reasonable advance notice by Purchaser and at Purchaser’s sole expense: (a) provide Purchaser and its Representatives with reasonable access during normal business hours to their Representatives, personnel and assets and to all existing books, records, Tax Returns, Business Contracts, work papers and other documents and information relating to the Business, the Purchased Assets and the Assumed Liabilities as Purchaser may reasonably request; (b) provide Purchaser and its Representatives with such copies of existing books, records, Tax Returns, Business Contracts, work papers and other documents and information relating to the Business, the Purchased Assets and the Assumed Liabilities as Purchaser may reasonably request; and (c) compile and provide Purchaser and its Representatives with such additional financial, operating and other data and information relating to the Business, the Purchased Assets and the Assumed Liabilities as Purchaser may reasonably request. Any such access and availability shall include, without limitation, access for Purchaser and its Representatives, at Purchaser’s sole cost and expense, to conduct any site assessment or inspection at the Leased Real Property and physical inspections of the Purchased Assets, as Purchaser may reasonably request. Any investigation pursuant to this Section 6.2 shall be conducted during normal business hours in such manner as not to interfere unreasonably with the conduct of the Business or any other businesses of the Seller Parties and shall comply with the reasonable security, data privacy and data protection and insurance requirements of Seller Parties. Notwithstanding anything to the contrary in this Agreement, the Seller Parties shall not be required to disclose any information to Purchaser or its Representatives if such disclosure would, as determined in good faith by such Seller Party: (i) jeopardize any attorney-client privilege, protection under the work product doctrine or other legal privilege (unless Purchaser is willing to enter into a joint defense agreement that is reasonably satisfactory to Seller Parent), (ii) contravene any applicable Law or binding agreement entered into prior to the date hereof, (iii) relate to any consolidated, combined or similar Tax Return filed by Seller with any of its Affiliates or any of their respective predecessor entities (provided, however, that relevant information included therein relating to the Business or the Purchased Assets shall be extracted and provided to Purchaser), (iv) prior to the Closing, provide access to personnel records of the Transferred Employees, including records relating to individual performance or evaluation records, medical histories or other information the disclosure of which would reasonably be expected to subject Seller or any of its Subsidiaries to risk of liability, or (v) relate to any potential sale, transfer or other disposition involving the Business other than the Asset Purchase (including as part of a sale, transfer or other disposition of Seller Parent). Prior to the Closing, Purchaser shall not contact or permit any of its controlled Affiliates or Representatives to contact, any of the customers, suppliers, distributors, partners or employees of the Business or the Seller Parties without the consent of Seller (not to be unreasonably withheld, conditioned or delayed), and in any event without the presence of a representative of Seller if requested by Seller Parent; provided that Purchaser shall be permitted to contact the Business Employees for the purposes of carrying out the transactions contemplated by this Agreement or in the Ordinary Course of Business in connection with existing commercial relationships between Purchaser, Seller Parent and/or their respective Affiliates.

6.3 Confidentiality.

(a) The Parties acknowledge that they are bound by that certain Confidentiality Agreement dated as of September 2, 2016 between Seller Parent and Raytheon Company for itself and its subsidiary, the Purchaser (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms until terminated at the Closing.

(b) From and after the Closing, each Seller Party (i) shall treat and hold as confidential all information concerning this Agreement, the Purchased Assets, the Assumed Liabilities and the Business that is not already generally available to the public (the “Confidential Information”), and (ii) shall not disclose, transfer, transmit or use any of the Confidential Information except in connection with this Agreement and as authorized by Purchaser. Each Seller Party hereby acknowledges that after the Closing such Confidential Information will constitute proprietary and trade secret information of Purchaser received by each Seller Party in confidence from the Purchaser. In the event that any Seller Party is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Seller Party shall notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 6.3(b). If, in the absence of a protective order or the receipt of a waiver hereunder, any Seller Party is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or other Governmental Authority or any official or agency thereof, such Seller Party may disclose the Confidential Information thereto; provided that such Seller Party shall use its reasonable best efforts to obtain, at the request and expense of Purchaser, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate.

(c) From and after the Closing, Purchaser (i) shall treat and hold as confidential all information concerning this Agreement, the Excluded Assets, the Excluded Liabilities and the other businesses of the Seller Affiliates other than the Business that is not already generally available to the public (the “Seller Parties’ Confidential Information”), and (ii) shall not disclose, transfer, transmit or use any of the Seller Parties’ Confidential Information except in connection with this Agreement and as authorized by Seller Parent. Purchaser hereby acknowledges that after the Closing such Seller Parties’ Confidential Information will constitute proprietary and trade secret information of the Seller Parties received by Purchaser in confidence from the Seller Parties. In the event that Purchaser is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Seller Parties’ Confidential Information, Purchaser shall notify Seller Parent promptly of the request or requirement so that Seller Parties may seek an appropriate protective order or waive compliance with the provisions of this Section 6.3(b). If, in the absence of a protective order or the receipt of a waiver hereunder, Purchaser is, on the advice of counsel, compelled to disclose any Seller Parties’ Confidential Information to any tribunal or other Governmental Authority or any official or agency thereof, Purchaser may disclose the Seller Parties’ Confidential Information thereto; provided that Purchaser shall use its reasonable best efforts to obtain, at the request and expense of Seller Parent, an order or other assurance that confidential treatment shall be accorded to such portion of the Seller Parties’ Confidential Information required to be disclosed as Seller Parent shall designate.

(d) For six (6) years following the Closing Date, each Party shall grant to the other Party, at the other Party’s sole cost and expense and upon reasonable request, reasonable access (which shall not interfere unreasonably with the conduct of the businesses of the other Party) during normal business hours and under reasonable circumstances to, and the right to make copies of, those records and documents in the other Party’s (or its Affiliate’s) possession related to the conduct of the Business before the Closing Date and (i) in the case of Seller, the Excluded Assets and Excluded Liabilities and (ii) in the case of Purchaser, the Purchased Assets or the Assumed Liabilities as may be reasonably requested, and in all cases for the following purposes: (w) to comply with reporting or other disclosure or filing requirements (including under applicable securities Laws), (x) in connection with any Tax return, audit, claim, regulatory action or litigation, (y) to comply with obligations under this Agreement or any other Ancillary Agreement or (z) upon reasonable request in connection with any other matter requiring access to the extent necessary for operation of their businesses after the Closing. Notwithstanding anything to the contrary in this Agreement, no Party shall be required to disclose any information to the other Party, its Affiliates or Representatives, if such disclosure would, as determined in good faith by such Party (i) jeopardize any attorney-client privilege, protection under the work product doctrine or other legal privilege (unless Purchaser is willing to enter into a joint defense agreement that is reasonably satisfactory to Seller Parent), (ii) contravene any applicable Law or binding agreement entered into prior to the date hereof, (iii) relate to any consolidated, combined or similar Tax Return filed by Seller with any of its Affiliates or any of their respective predecessor entities (provided, however, that Seller Parent shall use its reasonable best efforts to extract the relevant information included therein relating to the Business or the

Purchased Assets and provide such information to Purchaser) or (iv) relate to any potential sale, transfer or other disposition involving the Business other than the Asset Purchase (including as part of a sale, transfer of other disposition of Seller or Seller Parent). Each Party shall use commercially reasonable efforts to retain such records for at least six (6) years following the Closing Date.

(e) Subject in all cases to the restrictions set forth in ARTICLE IX hereof, each Party shall be free to use for any purpose any general understanding or knowledge in non-tangible form gained from the other Party’s Confidential Information which may be inadvertently retained more than three months after last having had access to such Confidential Information in the unaided memory of its employees who have had rightful access thereto (“Residuals”); provided that such Party shall maintain the confidentiality of all such Confidential Information; provided, further, that nothing herein shall be construed as granting to the recipient Party any proprietary right or any license, either expressly, by implication, inducement, estoppel or otherwise, in respect of any patents, copyrights, trademarks or mask works belonging to the disclosing Party or any third party that may be disclosed, embodied or otherwise included in the disclosing Party’s Confidential Information that are Residuals (absent a written agreement between the recipient and the disclosing Party specifically granting such right or license). In no event will a memory be considered “unaided” with respect to certain information if such information is remembered using mnemonic devices, notes, or other documents, or if it was intentionally memorized in any other way.

6.4 Public Disclosure. The initial press release concerning this Agreement and the transactions contemplated hereby will be issued by each Party in a form reasonably acceptable to the other Party. Thereafter, no Party shall (and each shall use reasonable best efforts to cause their Representatives not to), directly or indirectly, issue any press release, or make public statements or communications regarding the subject matter of this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of the other Party, except (a) as and to the extent that such Party shall be so obligated by any Law or pursuant to any listing agreement with any national securities exchange and (b) public statements and communications consisting solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by the Parties (or with the consent of the other Party). If either Party determines, with the advice of counsel, that it or any of its Affiliates or Representatives is required by applicable Law or by the rules and regulations of, or pursuant to any listing agreement with, any national securities exchange to make any public statement regarding or to otherwise publicly disclose this Agreement, any Ancillary Agreements or any of the transactions contemplated hereby or thereby, it shall, within a reasonable time before making, or permitting any of its Affiliates or Representatives to make any public disclosure consult with the other Party regarding such disclosure, and the Parties shall use their commercially reasonable efforts to limit the scope of such required disclosures and cause a mutually agreeable release or announcement to be issued. The Parties acknowledge and agree that Seller Parent will file this Agreement, including a summary thereof (but not including the Disclosure Letter, Appendix B or exhibits), with the Securities and Exchange Commission.

6.5 No Solicitation. During the period from the date hereof and continuing until the earlier of the termination of this Agreement in accordance with ARTICLE X and the Closing Date, no Seller Party shall, and no Seller Party shall authorize or permit their Representatives to, directly or indirectly, take any of the following actions with any Person other than Purchaser and its Representatives: (a) solicit, initiate, participate in or knowingly encourage any negotiations or discussions with respect to any offer or proposal to acquire Seller or all or any portion of the Purchased Assets or the Business, whether by merger, purchase of assets, purchase or issuance of shares or rights to acquire shares or otherwise (a “Competing Transaction”), or effect any such Competing Transaction, (b) knowingly assist or cooperate with any Person to make any proposal regarding a Competing Transaction, or (c) enter into any Contract with any Person providing for a Competing Transaction. In the event that any Seller Party, or any of their respective Representatives, has received, prior to the Closing Date or the termination of this Agreement in accordance with ARTICLE X hereof, any written offer, proposal, or request, directly or indirectly, of the type referenced in clause (a), (b) or (c) above, such Seller Party shall immediately (i) suspend any discussions with such Person with regard to such offers, proposals, or requests and (ii) unless prohibited by applicable Law or by confidentiality obligations existing as of the date hereof, notify Purchaser thereof, including information as to the identity of the Person making any such offer, proposal or request and the material terms of such offer, proposal or request, as the case may be, and such other information related thereto as Purchaser may reasonably request.

6.6 Reasonable Best Efforts; Approvals and Consents.

(a) Subject to the terms and conditions of this Agreement, each of the Parties shall cooperate with the other Parties and use (and shall cause their respective Affiliates and Representatives to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, actions, and do, or cause to be done, things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable securities Laws or Antitrust Laws), and (ii) obtain all Consents and other confirmations from any Governmental Authority or Third Party necessary, proper or advisable to consummate the transactions contemplated hereby.

(b) In furtherance and not in limitation of the foregoing, (i) the Seller Parties shall use their reasonable best efforts to, prior to the Closing (A) make, give and obtain on a timely basis, all filings, notices and Consents required or otherwise reasonably necessary to transfer or assign all Business Contracts and Leases to Purchaser to the extent included in the Purchased Assets and (B) make, give and/or obtain, on a timely basis, all filings, notices, payments and Consents of or from Governmental Authorities, in each case that is reasonably required to be made, given or obtained by the Seller Parties or as may be necessary to consummate the transactions contemplated by this Agreement and any Ancillary Agreement or to effectively transfer or assign any Purchased Asset to Purchaser pursuant to this Agreement, and, whether or not the Closing shall occur, the Seller Parties shall be responsible for making any reasonable payments required to make, give and/or obtain all filings, notices, payments and Consents, and (ii) none of Purchaser or any Seller Party shall, nor shall they permit their respective Affiliates or Representatives to, knowingly take or fail to take any action if, at the time of such action or inaction, the effect of taking or failing to take such action would reasonably be expected to materially delay the consummation of the transactions contemplated hereby or prevent, impede or delay the consummation of the transactions contemplated hereby; provided, however, that no action taken or failure by any Seller Party or Purchaser to take an action, in either case, to the extent required by applicable Law, shall be deemed to be a violation of this Section 6.6(b).

6.7 Non-Transferable Assets.

(a) Notwithstanding the foregoing, nothing in this Agreement or any of the Ancillary Agreements nor the consummation of the transactions contemplated thereby shall be construed as an attempt or agreement to sell, transfer, assign or convey (“Transfer”) any asset, property or right to any member of the Purchaser Group, or for any member of the Purchaser Group and its successors and assigns to assume any Assumed Liability, if and for so long as the Transfer or attempted Transfer to Purchaser thereof would constitute a breach or other contravention of applicable Law or the rights of any Governmental Authority or other Person under any Contract, or would be ineffective for any reason, including without limitation, with respect to any party to an agreement concerning such Purchased Asset or would in any material way adversely affect the rights of Seller or its Affiliates, or upon Transfer, Purchaser or its Affiliates, ( to the extent such asset or liability would otherwise be a Purchased Asset or Assumed Liability, each, a “Non-Transferable Asset”). If any Consent required in connection with a Transfer is not obtained on or prior to the Closing Date, (i) this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Transferable Asset, (ii) Purchaser shall not assume the applicable Seller Party’s rights or obligations under such Non-Transferable Asset (and such Non-Transferable Asset shall not be included in the Purchased Assets), and (iii) for a period of twelve (12) months following the Closing, the Seller Parties shall use reasonable best efforts to obtain any such Consent as soon as reasonably practicable after the Closing Date; provided that the Seller Parties’ obligations in this clause (iii) shall only apply for twelve (12) months following the Closing. Once such Consent is obtained, the applicable Seller Party shall transfer and assign to Purchaser such Non-Transferable Assets, or shall cause such transfer or assignment to occur, and Purchaser shall assume the relevant Liability that would otherwise have been an Assumed Liability for no additional consideration. Following any such assignment or transfer, such Non-Transferable Assets shall be deemed Purchased Assets and the transferred liability will be deemed to be an Assumed Liability for purposes of this Agreement. Purchaser agrees that the Seller Parties shall not have any Liability to Purchaser arising out of or relating to the failure to obtain any Consent set forth on Schedule 3.3; provided that the Seller Parties have complied with their obligations under this Section 6.7; and provided, further, that the foregoing shall not affect any of Purchaser’s rights to indemnification under Article VIII.

(b) If any Consent required in connection with a Transfer of a Non-Transferable Asset is not obtained on or prior to the Closing Date, the Parties shall use reasonable best efforts to provide Purchaser with all of the rights and benefits of any Non-Transferable Assets after the Closing as if the appropriate Consent had been obtained, including by granting subleases, sublicenses or other rights or establishing arrangements whereby Purchaser shall have the benefits of and shall undertake the obligation to perform under the Non-Transferable Assets (including enforcement for the benefit of Purchaser of any and all rights of the applicable Seller Party against any other party arising out of any breach or cancellation of any such Non-Transferable Assets by such other party and, if requested by Purchaser and consented to by the Seller Parties (such consent not to be unreasonably withheld, conditioned or delayed), acting as an agent on behalf of Purchaser or as Purchaser shall otherwise reasonably require) from and after the Closing Date (“Subcontracted Non-Transferrable Work”), until the earlier of (i) such time as such Consent to Transfer the applicable Non-Transferable Asset shall have been obtained or (ii) in the case of a Non-Transferable Asset that is a Contract, such time as such Contract shall have lapsed, expired or not have been renewed, by either party thereto, in accordance with its terms. In any such arrangement, both Parties shall agree to diligently perform and discharge, in the case of the Purchaser, the obligations of Seller and its Affiliates in connection with the Subcontracted Non-Transferable Work, and in the case of Seller or its Affiliates, its obligation to Purchaser under this Section 6.7(b), and each Party shall indemnify, defend and hold harmless the other Party for any failure to perform and discharge any such obligation to the extent arising after the Closing. In that regard Purchaser will, with respect to the Subcontracted Non-Transferable Work and without limitation, subject to the Seller Parties’ indemnity obligations set forth herein, (A) bear the sole responsibility for completion of the work or provision of goods and services, (B) be solely entitled to all benefits thereof, economic or otherwise, (C) be solely responsible to perform any warranty or service obligations thereof, and (D) promptly reimburse the reasonable out of pocket costs and expenses of Seller and its Affiliates related thereto.

(c) Effective on the Closing Date, each Seller Party hereby constitutes and appoints Purchaser as its true and lawful attorney, with full power of substitution, in the name of such Seller Party, but on behalf of and for the benefit of Purchaser: (i) to demand and receive from time to time any and all of the Purchased Assets and to make endorsements and give receipts and releases for and in respect of the same and any part thereof; (ii) to institute, prosecute, compromise and settle any and all Proceedings that Purchaser may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Purchased Assets; (iii) to defend or compromise any or all Proceedings in respect of any of the Purchased Assets; and (iv) to do all such acts and things in relation to the matters set forth in the preceding clauses (i) through (iii) as Purchaser shall deem desirable. Seller hereby acknowledges that the appointment hereby made and the powers hereby granted are coupled with an interest and are not and shall not be revocable by it in any manner or for any reason.

(d) Without limiting the representations and warranties set forth in ARTICLE III of this Agreement, to the extent, if any, that any Business Owned Intellectual Property is not assignable to Purchaser under applicable law, each Seller Party, on their own behalf and on behalf of other Seller Affiliates, if applicable, hereby grants to Purchaser, effective upon the Closing, an irrevocable, perpetual, fully paid-up, exclusive, royalty-free, transferable, sublicensable (through multiple levels of sublicensees), worldwide right and license to develop, design, test, modify, make, use, sell, have made, used and sold, import, export, copy, reproduce, publish, market, distribute, commercialize, support, maintain, correct, translate and create derivative works of, in any medium or means of storage or transmission, now known or hereafter invented, all or any portion of such Business Owned Intellectual Property for any and all purposes (and have others exercise such rights on behalf of Purchaser), in any form or media (now known or later developed), including without limitation, the right to sue for past or future infringement or violation of rights related to any such Business Owned Intellectual Property.

(e) To the extent, if any, that the right and ability to enforce any confidentiality or use restrictions relating to any Business Owned Intellectual Property or any non-solicitation restrictions (or any assignment of inventions provisions, non-competes or similar covenants and agreements with any employee or former employee), in each case to the extent relating to the Business Owned Intellectual Property, are not validly transferred to the Purchaser pursuant to this Agreement, at and following the Closing the Seller Parties (i) hereby authorize the Purchaser to enforce such restrictions or provisions, (ii) if required, will enforce such restrictions or provisions on behalf of the Purchaser, at the Purchaser’s expense and (iii) agree to provide such cooperation, assistance and information in connection with any such enforcement as reasonably requested by the Purchaser and at the Purchaser’s expense, in each case, solely to the extent necessary to protect its rights and interests in such Business Owned Intellectual Property.

(f) Each Seller Party, on their own behalf and on behalf of other Seller Affiliates, if applicable, hereby grants to Purchaser, effective upon the Closing, a perpetual, fully paid-up, non-exclusive, royalty-free, transferable, sublicensable (through multiple levels of sublicensees), worldwide right and license to develop, design, test, modify, make, use, sell, have made, used and sold, import, export, copy, reproduce, publish, market, distribute, commercialize, support, maintain, correct, translate and create derivative works of, in any medium or means of storage or transmission, now known or hereafter invented, any Licensed Intellectual Property in the course of Purchaser’s and its Affiliates’ use of the Purchased Assets in the operation of the Business to the extent such operation is as the Business was operated on or before the Closing Date (and have others exercise such rights on behalf of Purchaser). For purposes hereof, “Licensed Intellectual Property” means any Intellectual Property owned by Seller Affiliates that is used in the Business as of the Closing Date, and that is not (i) Business Owned Intellectual Property, (ii) Third Party Intellectual Property, or (iii) a Retained Asset.

(g) Use of Seller Name. To the extent that any Purchased Assets include or display the name of Seller or Seller Affiliates, or any of their trademarks, logos, or other similar insignia, Purchaser may continue to display such items in the same manner and use as the Seller made on or prior to the Closing Date for sixty (60) days.

(h) Non-Assert. The Seller Parties agree not to assert any Intellectual Property Rights against Purchaser, its Affiliates, or their respective customers based on Purchaser’s or its Affiliates’ use of the Purchased Assets or their operation of the Business to the extent such operation is as the Business was operated at the Closing Date.

(i) Nature of Obligations. Notwithstanding anything herein to the contrary, assuming the compliance by Seller with the terms of this Section 6.7, the failure to obtain any Consent (other than a Governmental Authorization and the Required Consents referred to in Section 7.2(b)) for the Transfer of any Purchased Asset to Purchaser or its designated Affiliates, shall not, individually or in the aggregate, constitute the basis for the assertion of a failure of any condition under this Agreement set forth in Article VII.

(j) No Violation. Notwithstanding anything herein to the contrary, nothing in this Section 6.7 shall (i) require Seller or any Seller Affiliate to pay any amount or incur any additional Liability (it being understood that Seller shall, or shall cause a Seller Affiliate, to pay commercially reasonable Consent fees that are necessary to comply with this provision), grant any guarantee to any third party or amend any Contract in order to obtain any Consent (unless Purchaser agrees to fully indemnify Seller therefor) nor shall anything in this Section 6.7 require Seller or any Seller Affiliate to breach or otherwise contravene any applicable Law or the rights of any Governmental Authority or other Person in order to obtain any such Consent; or (ii) affect the rights and obligations of the Parties under the Transition Services Agreement.

6.8 Notification of Certain Matters. Each Seller Party shall promptly (but in any event within two (2) Business Days), upon becoming aware, give notice to the other Parties of: (a) the occurrence of any event that causes any representation or warranty of such Seller Party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, and (b) any failure of such Seller Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not limit or otherwise affect any remedies available to the Party receiving such notice. No disclosure by any Seller Party pursuant to this Section 6.8 shall be deemed to amend or supplement the Disclosure Letter or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

6.9 Certain Tax Matters.

(a) Tax Return Preparation and Filing.

(i) Subject to Section 6.9(c) and (d) below, Seller and Seller Parent each will be responsible for the preparation and filing of all Tax Returns with respect to their respective ownership, use or transfer of the Purchased Assets or operation of the Business prior to and through the Closing Date (the “Pre-Closing Tax Period”) (including Tax Returns required to be filed after the Closing Date), and such Tax Returns shall be true, complete and correct and prepared in all material respects in accordance with applicable Law. Each of Seller and Seller Parent shall be responsible for and shall promptly pay when due all Taxes due from or levied against it with respect to the Purchased Assets or the operation of the Business that are attributable to any Pre-Closing Tax Period and shall provide Purchaser with proof of such payment promptly upon request.

(ii) Subject to Section 6.9(c) and (d) below, Purchaser and ISR Purchaser will be responsible for the preparation and filing of all Tax Returns they are required to file with respect to their acquisition, ownership or use of the Purchased Assets or operation of the Business for all periods beginning after the Closing Date (the “Post-Closing Tax Period”), and such Tax Returns shall be true, complete and correct and prepared in all material respects in accordance with applicable Law. Each of Purchaser and ISR Purchaser shall be responsible for and shall promptly pay when due all Taxes due from or levied against it with respect to the Purchased Assets or the operation of the Business that are attributable to any Post-Closing Tax Period.

(b) Allocated Taxes.

(i) All real or personal property Taxes (and other similar ad valorem or periodic Taxes) due or levied with respect to the Purchased Assets or the operation of the Business for a taxable period which includes (but does not end on) the Closing Date (such taxable period, a “Straddle Period” and each such Tax, a “Straddle Tax”) shall be apportioned between Purchaser or ISR Purchaser, on the one hand, and Seller or Seller Parent, on the other hand, based on the number of days of the Straddle Period included in the Pre-Closing Tax Period and the number of days of the Straddle Period included in the Post-Closing Tax Period. Seller Parent shall pay or cause to be paid by Seller the proportionate amount of the Straddle Taxes that is attributable to the Pre-Closing Tax Period and Purchaser shall pay or cause to be paid by ISR Purchaser the proportionate amount of the Straddle Taxes that is attributable to the Post-Closing Tax Period.

(ii) All sales, use, gross receipts, excise, registration, stamp duty, transfer or other similar Taxes or governmental fees (including any interest or penalties related thereto), but excluding any VAT to the extent applicable, that may be payable in connection with the sale or purchase of the Purchased Assets under this Agreement (the “Transfer Taxes”) and the cost of preparing any Tax Returns related to Transfer Taxes shall be allocated equally between Purchaser Entities and the Seller Parties.

(iii) The Party required by Law to file Tax Returns with respect to and pay (or pay over) to any Taxing Authority any Taxes subject to this Section 6.9(b) (the “Paying Party”) shall timely and duly cause to be filed the Tax Return related thereto within the time period prescribed by Law (and such Tax Returns shall be true, complete and correct and prepared in all material respects in accordance with applicable Law) and shall timely pay such Straddle Taxes and Transfer Taxes to the relevant Governmental Authority (subject to such reimbursement as provided for herein). The Parties shall cooperate, to the extent reasonably requested and permitted by applicable Law, in minimizing any such Straddle Taxes and Transfer Taxes. To the extent any such payment exceeds the obligation of the Paying Party hereunder, the Paying Party shall provide the other Party (the “Non-Paying Party”) with notice of the amount of reimbursement to which the Paying Party is entitled along with such supporting evidence as is reasonably necessary to calculate and verify the amount of reimbursement payable hereunder, and within 10 days of receipt of such notice, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Taxes and Transfer Taxes.

(iv) Without limiting the foregoing and notwithstanding anything in Section 8.3 (Third-Party Actions) to the contrary, the Party required by Law to submit the Tax Return reflecting the Transfer Tax and to pay such Tax shall be entitled to conduct any dispute with a Taxing Authority with respect thereto; provided that, the Party conducting such a dispute shall not settle such dispute without the consent (not to be unreasonably withheld, conditioned or delayed) of the other Party if such other Party would be required to pay any amount as a result of such settlement (including as reimbursement to the Paying Party under Section 6.9(b)(iii)). Reasonable third-party professional costs incurred in connection with any such dispute shall be shared among the Parties based on their relative share of Tax involved in such dispute. Notwithstanding the foregoing, if a Party receives a refund or credit of any Transfer Tax for which it was reimbursed by the other Party pursuant to Section 6.9(b)(iii), the Party receiving such refund or credit shall pay a portion of such refund or credit to the other Party in the same ratio as the Parties initially bore the overpaid Tax.

(v) Israeli VAT. Notwithstanding anything to the contrary in this Agreement, it is hereby agreed that:

(A) Within 14 days after the Closing, Seller shall issue a valid tax invoice to ISR Purchaser designating a portion of the Total Consideration to be allocated to the ISR Purchased Assets and the ISR Workforce Rights (the “ISR Consideration”) to be the price of the ISR Purchased Assets and the ISR Workforce Rights exclusive of VAT. The Purchase Price payable by the Purchaser Entities under this Agreement shall not be increased by any VAT payable in respect of the ISR Consideration.

(B) Seller shall timely report to the Israeli VAT authorities the amount of VAT shown in the tax invoice provided under Section 6.9(b)(v)(A) when filing its VAT return not later than the 15th day of the month following the Closing.

(C) ISR Purchaser shall reclaim the input tax VAT applicable to the ISR Consideration to reduce VAT otherwise payable by ISR Purchaser and to claim a refund of any excess credit when filing its VAT tax return not later than the 15th day of the month following the Closing.

(D) Seller shall be entitled to any VAT refund received by ISR Purchaser or credit claimed by ISR Purchaser in its VAT returns for the VAT paid by Seller in respect of the ISR Consideration (such refund or credit, the “Israeli VAT Refund”). ISR Purchaser agrees to pay to Seller the amount of such refund or credit promptly (but in any case no later than three (3) Business Days) after actually receiving such refund and/or applying such credit to reduce VAT otherwise payable by ISR Purchaser. If any reduction in the ISR Consideration from the amount initially reported by Seller to Israeli VAT authorities causes a reduction in the VAT input claim allowable to ISR Purchaser giving rise to a prior payment by ISR Purchaser to Seller under this Section 6.9(b)(v)(D), Seller shall promptly pay to ISR Purchaser the correlative amount by which Seller’s VAT liability has been reduced by reason of such reduction in the ISR Consideration. For the avoidance of doubt it is hereby clarified that Seller shall be entitled to receive the amount of such refund or credit without regard to any output VAT liability of ISR Purchaser.

(E) Notwithstanding anything to the contrary in this Agreement, in the event that the Israeli VAT authorities deny ISR Purchaser’s reclaim of the input VAT applicable to the ISR Consideration, ISR Purchaser shall promptly provide written notice to Seller of such denial and shall allow Seller, through counsel reasonably acceptable to ISR Purchaser, to participate in any audit or other Proceeding with respect thereto and direct the conduct of such Proceeding insofar as it is relevant to the denial of such reclaim of input VAT. ISR Purchaser and Seller each agrees to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information (including delivery of the relevant parts of their VAT returns relating to the Israeli VAT Refund) as is reasonably requested and relevant to the defense or conduct of such Proceeding.

(c) Cooperation. To the extent relevant to the Business or the Purchased Assets, each Party shall, and shall cause their controlled Affiliates and Representatives to, cooperate as and to the extent reasonably requested by any other party hereto in connection with the preparation and filing of Tax

Returns as provided herein and any Proceeding with respect to Taxes and preparation of financial statements. Such cooperation shall include the provision of records and information that are reasonably relevant to any Purchased Assets with respect to Taxes and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Seller Parties shall retain all books and records with respect to Taxes (including Tax Returns) relating to the Purchased Assets and the Business relating to any taxable period beginning before the Closing Date until ninety (90) days after the expiration of the applicable statute of limitations (including waivers and extensions) for assessment of such Taxes.

(d) Purchase Price Allocation.

(i) The Parties agree that the Purchase Price and the Assumed Liabilities (plus any other relevant items) that are properly includible in the amount realized by each of the Seller Parties on the sale of the Purchased Assets (the “Total Tax Consideration”) shall be allocated among the Purchased Assets acquired by each of the Purchaser Entities in accordance with an allocation schedule to be prepared by Seller in good faith and in accordance with Section 1060 of the Code (the “Allocation”).

(ii) Within forty-five (45) days after the Closing Date, Seller shall provide Purchaser with a proposed Allocation for Purchaser’s review and comment. If Purchaser does not provide any comments to Seller in writing within thirty (30) days following delivery by Seller of the proposed Allocation, then the Allocation proposed by Seller shall be final and binding on the Parties for Tax purposes.

(iii) If, Purchaser submits comments to Seller within such thirty (30) day period, Seller shall consider in good faith any comments provided by Purchaser in respect of Seller’s proposed Allocation, -and Seller and Purchaser shall negotiate in good faith to resolve any disagreement regarding the Allocation.

(iv) If Purchaser and Seller fail to agree on the Allocation or a revision thereof within twenty (20) days after delivery of comments on the proposed Allocation by Purchaser, after good faith consultation, such matters in dispute shall be referred for resolution by the Parties to a mutually acceptable nationally recognized accounting firm that is not then providing Tax advice to Purchaser or Seller Parent or their respective Subsidiaries (the “Accountant”). Any fees or expenses of such accounting firm shall be borne equally by Purchaser and Seller. The Accountant shall resolve any disputed matters as promptly as practicable, and the Accountant’s decision with respect to any such matter shall be conclusive and binding on the Purchaser Entities and the Seller Parties and their respective Affiliates for applicable Tax purposes. If the Accountant is unable to resolve any such matter prior to the due date (including extensions, which will be sought as necessary) for filing any Tax Return reflecting any such matter, then such Tax Return shall be timely filed and shall be amended as necessary to reflect the Accountant’s decision.

(v) The Parties agree (A) to be bound by any allocation agreed between the Seller and Purchaser or determined by the Accountant, in each case, in accordance with and pursuant to this Section 6.9(d) (a “Final Allocation”), (B) to act in a manner consistent with such Final Allocation in the filing of all Tax Returns (including filing their Forms 8594 with their United States federal income Tax Return for the taxable year that includes the Closing Date), (C) to appropriately adjust the Final Allocation to reflect subsequent adjustments to the Total Tax Consideration and amend their Forms 8594 as required to reflect any adjustments to the Total Tax Consideration, and (D) in the course of any Tax Proceeding, to take no position, and cause their respective Affiliates to take no position, inconsistent with such Final Allocation for any Tax purpose; provided, however, that if, in connection with any audit or other Proceeding with respect to any Tax Return of the Parties or their Affiliates by a Taxing Authority, the amount of the Total Tax Consideration or the Allocation is finally determined to be different from the most recently amended Forms 8594, the Parties may (but shall not be obligated to) take any position or action consistent with the Allocation as finally determined in such Proceeding. In the event that the Final Allocation is disputed by any Taxing Authority, the Party receiving notice of the dispute will promptly notify the other Parties of the existence of the dispute and, upon resolution of the dispute, the nature of such resolution.

(e) ISR Consideration. Prior to the Closing, the Seller Parties shall consult with the Purchaser regarding the amount of the ISR Consideration for purposes of the funds flow memorandum referenced in Section 1.3(d), and the Parties shall agree on a good faith estimate of the ISR Consideration, and the portion of the Total Consideration paid by ISR Purchaser to Seller for the ISR Purchased Assets and the ISR Workforce Rights not less than two (2) Business Days before the Closing. At the Closing, ISR Purchaser shall pay an amount equal to such estimate to Seller or Seller Parent (as designated by Seller Parent) in U.S. dollars. The Seller Parties shall also consult with the Purchaser regarding the amount of the ISR Consideration to be reflected in the tax invoice to be delivered by Seller pursuant to Section 6.9(b)(v)(A) and consider in good faith Purchaser’s comments regarding the amount to be included in such tax invoice. The Parties agree that such estimate for purposes of the funds flow memorandum and the amount included in such tax invoice shall not be final or binding on the Parties and may be adjusted to conform to the Final Allocation as determined under this Section 6.9.

6.10 Employee Matters.

(a) As soon as practicable following the date of this Agreement, Purchaser (or one of its Affiliates designated in accordance with Section 11.1 hereof) (each a “Purchaser Group Member”, and, collectively, the “Purchaser Group”) may extend offers of employment to any or all Business Employees, which, during the period starting on the Closing Date and ending on the date that is one (1) year following the Closing Date provide (i) the same level of total potential cash compensation, including base pay and potential target bonus (a portion of which is included in the payments referenced in Section 6.10(b)), in effect as of the date hereof and (ii) other employee benefits that are substantially similar, in the aggregate, to the employee benefits provided to such employees by the Seller Parties as of the date hereof (excluding any equity or equity-based incentive compensation, but a portion of which is included in the payments referenced in Section 6.10(b)) (such offer a “Compliant Offer”).

(b) The Purchaser Group shall offer to the Business Employees a cash retention and bonus arrangement as described on Schedule 6.10 of the disclosure letter delivered by Purchaser immediately prior to the execution and delivery hereof.

(c) Any Business Employees who accept such employment offer are referred to herein as the “Transferred Employees”. Neither Purchaser nor any of its Affiliates shall assume any employment agreement, severance obligations or other compensatory programs or Benefit Plan, including any equity compensation plans, covering any such Business Employee in effect prior to the Closing Date. Effective no later than immediately prior to the Closing, the Seller Parties will (or will cause their Affiliates to), consistent with and to the extent not prohibited by applicable Law, terminate the employment of each Transferred Employee and, except as otherwise expressly set forth herein, will be solely liable for all payments required by applicable Law or Contract in connection with the employment of such Transferred Employees and/or termination thereof, including without limitation with respect to severance pay, notice period, vacation days, recuperation, bonuses, commissions and/or any other payment or entitlement and/or any claim or demand relating thereto. In connection with such termination, subject and in compliance with applicable Law, the Seller Parties will terminate the Transferred Employees and deliver to each such Transferred Employee a termination notice and release in substantially the form attached hereto as Exhibit L (the “Termination Notice and Release”) and subject and in compliance with applicable Law, will use commercially reasonable efforts to cause each such employee to execute and deliver such Termination Notice and Release to the Seller. Nothing herein will be construed as a representation or guarantee by Seller or Seller Affiliates that (i) some or all of the Business Employees will accept an offer of employment with Purchaser or its Affiliates, or (ii) some or all of the Transferred Employees will continue in employment with Purchaser or its Affiliates for any period of time following the Closing.

(d) The Transferred Employees shall receive credit for all periods of employment and/or service with Seller and Seller Affiliates (including service with predecessor employers, where such credit was provided by Seller or Seller Affiliates) prior to the Closing Date (including prior to the closing of the transactions under the Share Exchange Agreement) for purposes of eligibility and vesting (but not benefit accrual), including for purposes of participating in any benefit plan, providing time off, sabbatical, service awards, severance benefits or other benefits as well as satisfying any service requirements for benefits under any retirement plan maintained by Purchaser or its Affiliates with respect to the Transferred Employees, including any applicable 401(k) plan maintained by Purchaser or its Affiliates, except to the extent such credit would result in the duplication of benefits for the same period of service.

(e) The Parties acknowledge and agree that all provisions contained in this Section 6.10 with respect to the Business Employees are included for the sole benefit of Purchaser and Seller and their respective Affiliates, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any Business Employees, former Business Employees, any participant in any Benefit Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Purchaser or Seller, or any of their respective Affiliates.

6.11 Release of Encumbrances. Seller shall file, or have filed, all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Purchaser, that are necessary or appropriate to effect, at or prior to the Closing, the release of all Encumbrances on the Purchased Assets.

6.12 Seller Name Change. Within ten (10) Business Days after the Closing Date, Seller shall file an amendment to its organizational documents with the Israel Registrar of Companies (“ROC”), and other relevant applicable state authorities and otherwise, to change its corporate name to a name that is not confusingly similar to its current corporate name or the name of any other Purchased Asset being sold hereunder, and shall provide Purchaser with a statement of an authorized officer, certifying such name change and a Certificate of Name Change issued by the ROC. After the Closing, Seller shall immediately cease the use of all other trademarks of Seller.

6.13 Other Actions After the Closing. After the Closing, Purchaser shall have the right to (a) receive and open all mail addressed to Seller (to the extent reasonably necessary to determine its relevance to the Business) and deal with the contents thereof in its reasonable discretion to the extent that such mail and the contents thereof (including cash, checks or other property) relate to the Purchased Assets, Assumed Liabilities or the Business; and (b) collect for its own account all receivables and other items and the Seller Parties agree to promptly endorse, or cause to be endorsed, with the name of any Seller Party any checks received on account of such receivables or other items at the request of Purchaser. Purchaser shall promptly deliver to the Seller Parties any mail (including cash, checks or other property) relating to the Excluded Assets. The Seller Parties shall, and shall cause their Affiliates to, revoke all rights to receive payments under any Contracts included in the Purchased Assets (other than the Non-Transferrable Assets) and shall take all steps reasonably necessary to ensure that Purchaser receives all payments related to the Contracts included in the Purchased Assets. The Seller Parties shall, and shall cause their Affiliates to, (subject to withholding tax unless provided with a withholding tax exemption certificate), promptly transfer and deliver to Purchaser any cash or property which any of them may receive and that are part of the Purchased Assets or the Business after the Closing (and any amounts, payments, proceeds or other assets which are received, whether received in lock boxes, via wire transfer, by check or otherwise, or possessed by Seller or any Seller Affiliate in respect of the Purchased Assets or the Business at or after the Closing, shall be deemed to be received or possessed and held in trust for the benefit of Purchaser and shall be forthwith paid over to Purchaser in the form so received or possessed with any necessary endorsement). From and after the Closing Date, promptly following any reasonable request by Purchaser within eighteen (18) months after the Closing Date, the Seller Parties shall, and shall cause their Affiliates to prepare (with Purchaser’s reasonable assistance) and deliver to Purchaser, true and correct reports, showing all collections by the Seller Parties and their Affiliates related to the Purchased Assets for the period of time reasonably requested by Purchaser, and the customer receivables against which such collections were applied. Purchaser shall have the right to audit such reports, at Purchaser’s sole expense.

6.14 Seller Indebtedness. Prior to the Closing, the Seller Parties shall, and shall cause their Affiliates to, repay or otherwise satisfy all outstanding Indebtedness for borrowed money related to or secured by an Encumbrance on any of the Purchased Assets and shall provide proof thereof to Purchaser in a form reasonably satisfactory to Purchaser.

6.15 Bulk Transfer Provisions. The Seller Parties and Purchaser hereby waive compliance with the provisions of any applicable bulk transfer law.

6.16 Assignment of Seller’s Interest. To the extent that any Seller Party or any Seller Affiliate retains any right, title or interest in or to any of the Purchased Assets, the Seller Parties shall, and shall cause their Affiliates to, assign, and hereby assign, to Purchaser (or ISR Purchaser with respect to the ISR Purchased Assets) any and all such right, title or interest, whether statutory or common law, in any jurisdiction in the world, and all benefits, privileges, causes of action and remedies relating thereto, whether before or hereafter accrued (including, without limitation, the exclusive rights to apply for and maintain all registrations, renewals and extensions, to sue for all past, present and future infringements or other violations of any rights relating thereto, and to settle and retain proceeds from any such actions), except as set forth in this Agreement. The Seller Parties, on behalf of themselves and their Affiliates, irrevocably waive any “moral rights” or other rights with respect to attribution of authorship or integrity of any of the Purchased Assets that any Seller Party, or to the extent related to the Business, any Seller Affiliate may have under any applicable Law or under any legal theory. After the Closing, the Seller Parties shall, and shall cause their Affiliates to, not challenge the validity of Purchaser’s and ISR Purchaser’s ownership of the Purchased Assets.

6.17 Overhead and Shared Services. Other than pursuant to the Transition Services Agreement, Purchaser acknowledges and agrees that, effective as of the Closing Date, all Overhead and Shared Services provided to the Business shall cease and the Seller Parties shall have no further obligation to provide any such Overhead and Shared Services with respect to the Business, the Purchased Assets or the Assumed Liabilities.

6.18 Further Assurances.

(a) The Parties shall execute such further documents, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be required by the other Party to consummate the transactions contemplated by this Agreement and the other agreements contemplated hereby, to vest Purchaser, with full title to any and all of the Purchased Assets, free and clear of all Encumbrances (other than Closing Permitted Encumbrances), except as provided herein (including pursuant to Section 6.7) or to effect any of the other purposes of this Agreement or the other agreements contemplated hereby.

(b) Without limiting the foregoing, if any time during the two (2) year period following the Closing, (i) any item that was, or should have been (in order for the representations in Section 3.7(c) to be true and correct in all respects), a Purchased Asset and not transferred, conveyed, assigned or delivered to Purchaser or ISR Purchaser at the Closing (an “Omitted Item”), then, promptly after Purchaser notifies Seller Parent in writing of any such Omitted Item, to the extent that the Seller Parties continue to own or otherwise control such Omitted Item, the Seller Parties agree to effectuate the transfer, conveyance, assignment or delivery of all transferable right, titled and interest to such Omitted Item to Purchaser or ISR Purchaser, as appropriate, and (ii) any item that was an Excluded Asset and transferred, conveyed, assigned or delivered to Purchaser or ISR Purchaser at the Closing, then, promptly after Seller Parent notifies Purchaser in writing of any such item, to the extent that the Purchaser or ISR Purchaser continues to own or control such item, then the Parties shall cooperate to take such actions as Seller Parent may reasonably request in order to effectuate the transfer, conveyance, assignment or delivery back to the applicable Seller Party of such Excluded Asset and all transferred right, title and interest thereto.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions to Obligations of Purchaser and Seller. The respective obligations of Purchaser and the Seller Parties to consummate the transactions contemplated hereby shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by either Party in its sole discretion (provided that such waiver shall only be effective as to the obligations of such waiving Party):

(a) No Injunctions. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other similar legal restraint shall be in effect that has the effect of prohibiting the consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements.

(b) No Laws or Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is in effect and which has the effect of making any of the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement.

7.2 Additional Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions provided for hereby are subject, in the discretion of Purchaser, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Purchaser:

(a) Representations, Warranties and Covenants. (i) Each representation and warranty of the Seller Parties contained in this Agreement shall have been true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such particular date) (it being understood that any update of or modification to the Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded), and (ii) the Seller Parties shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Seller Parties prior to or as of the Closing.

(b) Required Consents. All Required Consents set forth on Schedule 7.2(b) shall have been obtained or made (including the Customer Contract Consents set forth on Schedule 7.2(b)).

(c) No Proceedings. There shall be no Proceeding of any kind or character pending or threatened against Purchaser, any Seller Party or the Business, any of their respective properties or assets, or any of their respective directors or officers (in their capacities as such) that seeks to prohibit the consummation of any of the transactions contemplated by this Agreement or that otherwise (i) would reasonably be expected to materially and adversely affects the right or ability of Purchaser to own, operate or control the Business or the Purchased Assets or (ii) would reasonably be expected to materially and adversely affect the Business, the Purchased Assets or the Assumed Liabilities.

(d) Material Adverse Effect. There shall not have occurred any event, change or condition that, individually or in the aggregate, has had a Material Adverse Effect that is continuing.

(e) Key Employee Retention. Excluding any termination of employment by any Key Employee (x) as a result of death or disability of such Key Employee or (y) as a result of other extraordinary, unexpected events of no more than two (2) such Key Employees (neither of which may be a Key Employee listed on Schedule 7.2(e)), the Key Employee Offer Letters shall be in full force and effect. Excluding any termination of employment of any Key Employee (x) as a result of death or disability of such Key Employee or (y) as a result of other extraordinary, unexpected events of no more than two (2) such Key Employees (neither of which may be a Key Employee listed on Schedule 7.2(e)), none of the Key Employees (i) shall have ceased to be employed by, or taken any action to terminate their employment with Seller or the applicable Seller Affiliate, (ii) terminated or repudiated, their Key Employee Offer Letter or (iii) will be unable to commence employment under their Key Employee Offer Letter upon Closing.

(f) Business Employee Retention. At least Seventy Percent (70%) of the Business Employees who have been offered employment by a Purchaser Group Member (which offer shall be a Compliant Offer) (excluding (a) any Key Employee that has been terminated as a result of death or disability, (b) no more than two (2) Key Employees (neither of which may be a Key Employee listed on Schedule 7.2(e)) terminated as a result of other extraordinary, unexpected events and (c) any other Business Employee identified on Schedule 7.2(f)) (i) shall have entered into an offer letter that complies with Section 6.10(a) (a “Business Employee Offer Letter”) which shall be in full force and effect, (ii) shall be employees of Seller or the applicable Seller Affiliate immediately prior to the Closing Date and shall not have taken any action to terminate their employment with Seller or the applicable Seller Affiliate, (iii) shall not have terminated or repudiated their Business Employee Offer Letter and (iv) will be able to commence employment under their Business Employee Offer Letter upon Closing.

(g) Release of Encumbrances. The Seller Parties shall have affected the release of all Encumbrances on the Purchased Assets other than Closing Permitted Encumbrances.

(h) Closing Deliveries. Each of the Seller Parties shall have executed (where applicable) and delivered, or caused to be delivered, to Purchaser: (i) the Purchased Assets, in the manner and form, and to the locations reasonably specified by Purchaser; (ii) the Escrow Agreement, executed and delivered by Seller Parent and the Escrow Agent; (iii) the Transition Services Agreement in substantially the form attached hereto as Exhibit C (the “Transition Services Agreement”); (iv) the Ancillary Agreements to which it is a party; (v) evidence reasonably satisfactory to Purchaser that each of the Required Consents set forth on Schedule 7.2(b) has been obtained; (vi) a certificate of its secretary, setting forth the certified articles of incorporation, bylaws and resolutions of its board of directors and shareholders authorizing the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby, and certifying that (A) such articles of incorporation, bylaws, and resolutions have not been amended or rescinded and are in full force and effect, (B) its officers executing this Agreement and other documents delivered pursuant to this Agreement are incumbent officers and the specimen signatures on the certificate are their genuine signatures and (C) the conditions specified in this Section 7.2 have been satisfied; (vii) a certificate of good standing or similar certificate for Seller Parent from the applicable Governmental Authority in Delaware and California; and (viii) evidence reasonably satisfactory to Purchaser that the Encumbrances (other than the Closing Permitted Encumbrances) on the Purchased Assets have been released.

(i) Intercompany Agreements. To the extent that Seller has granted to any Seller Affiliate, or any Seller Affiliate has granted to Seller or any Seller Affiliate, any license, covenant, immunity, authorization, release, or other right with respect to any Business Intellectual Property (other than any such grants made herein or in any Ancillary Agreement) (“Intra-Company Rights”), (i) the Seller Parties agree that, notwithstanding any other provision of this Agreement, the Business Intellectual Property shall not be subject to any Intra-Company Rights following the Closing, and (ii) the Seller Parties hereby terminate, and shall cause their respective Affiliates to terminate, effective as of the Closing, any and all such Intra-Company Rights.

7.3 Additional Conditions to the Obligations of Seller Parties. The obligations of the Seller Parties to consummate the transactions provided for hereby are subject, in the discretion of Seller Parent, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Seller Parent:

(a) Representations, Warranties and Covenants. (i) Each representation and warranty of Purchaser contained in this Agreement shall have been true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such particular date), and (ii) Purchaser shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by Purchaser, as applicable, prior to or as of the Closing.

(b) Closing Deliveries. Purchaser shall have executed (where applicable) and delivered, or caused to be delivered, to Seller Parent: (i) the Escrow Agreement, executed and delivered by Purchaser and the Escrow Agent; (ii) the Ancillary Agreements to which it is a party; and (iii) a certificate executed by a duly authorized officer of Purchaser, dated as of the Closing Date, certifying that each of the conditions set forth in this Section 7.3 have been satisfied or waived in all respects.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification by Seller Parties. The Seller Parties, jointly and severally, covenant and agree to indemnify, defend, protect and hold harmless, and shall compensate and reimburse, the Purchaser Indemnified Parties from, against and in respect of all Damages, whether or not involving a third-party claim, in each case in connection with, resulting from or arising out of: (a) the inaccuracy or breach of any representation or warranty made by any Seller Party in this Agreement or in any other agreement, certificate or other document delivered or provided in connection with or related to the consummation of the transactions contemplated by this Agreement; (b) the nonfulfillment of any covenant or agreement on the part of any Seller Party in this Agreement or in any agreement, certificate or other document executed and delivered by any such Seller Party pursuant to this Agreement or the transactions contemplated hereby; (c) any and all Liabilities resulting from any litigation, suit, proceeding, action, claim, demand or investigation pending or threatened related to the ownership or use of the Purchased Assets by any Seller Party or the conduct of the Business by any Seller Party; (d) the existence of, or the failure of Seller to pay, perform or discharge when due, any Excluded Liability; (e) any Excluded Asset; (f) any and all Liabilities resulting from any claim made by a former employee of any Seller Party or any of their Affiliates whose employment was terminated prior to the Closing; (g) any Transfer Taxes required by Section 6.9(b) to be borne by the Seller Parties; (h) all VAT imposed in respect of the purchase of the ISR Purchased Assets by ISR Purchaser; and (i) the costs of successfully enforcing the indemnification rights of the Purchaser Indemnified Parties hereunder.

8.2 Indemnification by Purchaser. Without in any way limiting the rights of the Purchaser Indemnified Parties to be indemnified by the Seller Parties as provided in this Agreement, Purchaser covenants and agrees to indemnify, defend, protect and hold harmless, and shall compensate and reimburse, the Seller Indemnified Parties from, against and in respect of all Damages, whether or not involving a third-party claim, in each case in connection with, resulting from or arising out of: (a) the inaccuracy or breach of any representation or warranty set forth in ARTICLE V made by Purchaser in this Agreement or in any other agreement, certificate or other document delivered or provided in connection with or related to the consummation of the transactions contemplated by this Agreement; (b) the nonfulfillment of any covenant or agreement on the part of Purchaser in this Agreement or in any agreement, certificate or other document executed and delivered by Purchaser pursuant to this Agreement or the transactions contemplated hereby; (c) the existence of, or the failure of Purchaser to pay, perform or discharge when due, any Assumed Liability; (d) any Transfer Taxes required by Section 6.9(b) to be borne by Purchaser; and (e) the costs of successfully enforcing the indemnification rights of the Seller Indemnified Parties hereunder.

8.3 Indemnification Procedures.

(a) In the event of the assertion or commencement by any Person (other than an Indemnified Party) of any claim, demand or Proceeding (whether against Purchaser or against any other Person) with respect to which any Indemnified Party may be entitled to indemnification pursuant to this ARTICLE VIII (a “Third Party Claim”), the Indemnified Party or its designee shall have the right, at its election, to proceed with the defense (including settlement or compromise) of such claim, demand or Proceeding with counsel reasonably satisfactory to the Party obligated to indemnify such Indemnified Party (the “Indemnifying Party”); provided, however, that (i) the Indemnifying Party shall be entitled to retain its own counsel (at its own expense), (ii) the Indemnified Party and its counsel shall keep the Indemnifying Party and its counsel reasonably informed as to its conduct of the defense of such Third Party Claim, shall consult with the Indemnifying Party and its counsel regarding such defense and each Party shall render such assistance and cooperation as may be reasonably requested by the other Party, and (iii) the Indemnified Party shall not admit any Liability with respect to, or settle, compromise or discharge any such Third Party Claim without the prior written consent of the Indemnifying Party (which consent may not be unreasonably withheld, burdened or delayed) (or, if the Indemnified Party settles or compromises any such claim, demand or Proceeding without the consent of the Indemnifying Party, such settlement or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnified Party in connection with such Third Party Claim, it being understood that if the Indemnified Party requests that the Indemnifying Party consent to a settlement or compromise, the Indemnifying Party shall not unreasonably withhold, burden or delay such consent). The Indemnified Party shall give the

Indemnifying Party prompt notice (“Notice of Third Party Claim”) to the extent practicable after it becomes aware of the commencement of any such Third Party Claim against the Indemnified Party; provided, however, that any failure on the part of the Indemnified Party to so notify the Indemnifying Party shall not limit any of the obligations of the Indemnifying Party, or any of the rights of any Indemnified Party, under this ARTICLE VIII (except to the extent such failure materially and adversely prejudices the defense of such Third Party Claim or to the extent that the amount of Damages for which the Indemnifying Party is responsible is materially increased thereby). If the Indemnified Party does not elect to proceed with the defense (including settlement or compromise) of any such Third Party Claim, the Indemnifying Party shall proceed with the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party may not settle or compromise any such Third Party Claim without the prior written consent of the Indemnified Party (which consent may not be unreasonably withheld, burdened or delayed) unless such settlement or compromise (i) provides for no relief other than the payment of monetary damages borne solely by the Indemnifying Party, (ii) does not include any admission of wrongdoing or violation of Law on the part of the Indemnified Party or its Affiliates and (iii) releases the Indemnified Party completely in connection with such Third Party Claim.

(b) In the event that any Indemnified Party desires to seek indemnification under this ARTICLE VIII with respect to any matter that is not a Third Party Claim, the Indemnified Party shall notify the Indemnifying Party (“Notice of Direct Claim”, and, together with Notice of Third Party Claim, “Notice of Claim”) in writing (which writing shall set forth a good faith basis for indemnification of such claim and the amount of Damages incurred, paid, reserved or accrued (or, in the case of Damages not yet incurred, paid, reserved or accrued, a good faith estimate of the amount thereof and, to the extent practicable, in reasonable detail, it being understood that such estimate may be the maximum amount then reasonably anticipated by Seller Parent to be incurred, paid, reserved, accrued or demanded by a third party); provided, however, that any failure on the part of the Indemnified Party to so notify the Indemnifying Party shall not limit any of the obligations of the Indemnifying Party, or any of the rights of any Indemnified Party, under this ARTICLE VIII (except to the extent such failure materially adversely prejudices the Indemnifying Party or to the extent that the amount of Damages for which the Indemnifying Party is responsible is materially increased thereby); provided, further, that the Indemnified Party may update or amend a Notice of Claim at any time to the extent such updates or amendments relate to the underlying facts and circumstances set forth in the original Notice of Claim. If the Indemnifying Party disputes a claim for indemnification or any portion thereof, the Indemnifying Party shall notify the Indemnified Party in writing (which writing shall set forth the grounds for such objection) within twenty (20) Business Days after its receipt of notice of such claim for indemnification (or an amendment or update thereof), whereupon the Indemnifying Party and the Indemnified Party shall meet and attempt in good faith to resolve their differences with respect to such claim or any portion of such claim for indemnification. If the dispute has not been resolved within thirty (30) days after the Indemnifying Party’s delivery of notice of such dispute, either the Indemnifying Party or the Indemnified Party may proceed with pursuing any other remedies available. If the Indemnifying Party does not dispute such claim or any portion of such claim for indemnification, the Indemnified Party (if it is Purchaser) may, in addition to any other remedies that may be available to it set out below, recover the amount thereof pursuant to Section 8.4. In the event no written notice disputing or objecting to such claim or any portion of such claim for indemnification is delivered by the Indemnifying Party prior to the expiration of the twenty (20) Business Days in which the Indemnifying Party may dispute such claim for indemnification, the claim(s) stated by the Indemnified Party shall be conclusively deemed to be approved by the Indemnifying Party.

(c) Each Seller Party designates Seller Parent to act as the agent and attorney-in-fact for such Seller Party (the “Seller Representative”) to act on behalf of each Seller Party for all purposes under this Agreement, including with respect to matters related to the Closing or after the Closing. The

Seller Representative is hereby authorized to act on behalf of the Seller Parties for all purposes under this Agreement, including (i) agreeing to, negotiating, and entering into any amendment or waiver of this Agreement binding upon the Seller Parties, (ii) agreeing to, negotiating, and entering into arbitrations, settlements and compromises with respect to disputes arising under this Agreement, (iii) giving and receiving notices and communications on behalf of each of the Seller Parties, (iv) authorizing payment from the Escrowed Funds or otherwise, and (v) taking all other actions that are necessary or appropriate in the judgment of the Seller Representative for accomplishment of the foregoing or specifically mandated by the terms of this Agreement. A decision, notice, act, consent or instruction of the Seller Representative shall constitute a decision, notice, act, consent or instruction of the Seller Parties and shall be final, binding and conclusive upon the Seller Parties, and each of the Purchaser Indemnified Parties may rely upon any such decision, notice, act, consent or instruction of the Seller Representative as being the decision, notice, act, consent or instruction of the Seller Parties. Each Seller Party agrees to hold the Seller Representative harmless and indemnify them against any loss or claim arising from their service as Seller Representative, including the reasonable fees and expenses of legal counsel retained by the Seller Representative.

8.4 Escrow. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser shall have the right to offset the amount set forth in any Notice of Claim against any portion of the Escrowed Funds in accordance with the Escrow Agreement, by (a) instructing the Escrow Agent to immediately establish and set aside from the Escrowed Funds a reserve in an amount equal to the amount of Damages (or the good faith estimate of the Damages), as shall be set forth in such Notice of Claim (the “Reserved Amount”), and (b) requesting that the Escrow Agent either (i) make a prompt distribution to the Purchaser Indemnified Party of the Reserved Amount for any claim of indemnification that has been approved, or not timely disputed, by the Indemnifying Party in accordance with Section 8.3 and/or (ii) with respect to any Damages not actually incurred or paid, establish and set aside the Reserved Amount until the amount of the Escrow Claim is determinable and resolved, or not disputed, as set forth in the Escrow Agreement. In the event that Seller has timely disputed a Notice of Claim hereunder within the time period required by the Escrow Agreement, then, automatically and without any further action, the Reserved Amount shall continue to be set aside and reserved until such claim has been resolved pursuant to (a) a written settlement agreement entered into by Purchaser and Seller or (b) a final decision, order or award issued in accordance with Section 11.3. In the event that Seller does not timely dispute a Notice of Claim hereunder within the time period required by the Escrow Agreement, Purchaser shall have the right to offset the Reserved Amount against any portion of the Escrowed Funds by instructing the Escrow Agent, in accordance with the Escrow Agreement, to make a prompt distribution to the Purchaser Indemnified Party of such amount. No exercise of, nor failure to exercise, the rights set forth in this Section 8.4 shall constitute an election of remedies or limit such Purchaser Indemnified Party’s other rights hereunder or otherwise. Such remedy shall be in addition to and not in limitation of any other rights or remedies, including injunctive relief, to which any Purchaser Indemnified Party is or may be entitled hereunder, at law, in equity or otherwise.

8.5 Survival. Each covenant and agreement contained in this Agreement or in any agreement or other document delivered pursuant hereto shall survive the Closing and be enforceable until such covenant or agreement has been fully performed. The representations and warranties contained in this Agreement or in any agreement or other document delivered pursuant hereto shall survive the Closing until the date that is eighteen (18) months after the Closing Date and shall thereafter expire, except that any representation or warranty with respect to which a Notice of Claim has been made for a breach thereon prior to such date shall survive until such claim is finally resolved to the extent of, and only with respect to, such claim; provided, however, that the foregoing limitations on survival shall not apply to (a) claims based on actual fraud, in each case by or on behalf of a Party, which shall survive without limitation (and in no event less than six years) (collectively, “Fraud Claims”), (b) claims based on breaches of the representations and warranties set forth in the first and last sentences of Section 3.1

(Organization), Sections 3.2 (Authorization), Section 3.3 (No Conflict), Section 3.17 (Tax Matters), 3.23 (No Brokers), Section 4.1 (Authorization), Section 4.2 (No Conflict) and Section 4.5 (No Brokers), which shall survive the Closing until 90 days after the date on which the underlying statute of limitations expires (but not less than six (6) years) (collectively, the representations and warranties set forth in clause (b) of this section are referred to hereinafter as the “Specified Representations” and any claim with respect to a Specified Representation is referred to hereinafter as a “Specified Claim”) or (c) claims based on breaches of the representations and warranties set forth in Section 3.9 (Intellectual Property) and Section 3.7(c) (Purchased Assets), which shall survive the Closing until the date that is three (3) years after the Closing Date.

8.6 Limitations on Indemnification and Other Provisions.

(a) There shall be no liability for Damages for breaches of representations and warranties unless and until the aggregate amount of all Damages for all claims asserted by the Indemnified Parties exceeds One-Half of One Percent (0.5%) of the Purchase Price (the “Threshold Amount”); provided, however, that, after the aggregate amount of Damages exceeds the Threshold Amount, all Damages from the first dollar, including the Threshold Amount, shall be recoverable by the Indemnified Parties; provided, however, that the foregoing limitations shall not apply to Fraud Claims, Specified Claims or IP Title Claims and Damages in connection with Fraud Claims, Specified Claims and IP Title Claims shall count towards the Threshold Amount.

(b) The indemnification obligations of the Seller Parties for Damages for breaches of representations and warranties shall be limited to an amount equal to twelve and one-half percent (12.5%) of the Purchase Price (the “General Cap”); provided, however, that the foregoing limitation shall not apply to (i) the Specified Claims, which shall be limited to an amount equal to the Purchase Price, (ii) the IP Title Claims and any claims based on breach of any representation or warranty set forth in Section 3.7(c) (Purchased Assets), which shall be limited to an amount equal to Twenty-Five Percent (25%) of the Purchase Price, or (iii) Fraud Claims, which shall not be limited in any manner. With respect to any of the items so excluded from the General Cap pursuant to the preceding sentence, in each case, no Damages in connection with such items shall be counted in determining whether the General Cap or any other cap in the preceding sentence has been exceeded; provided, however, in no event shall the aggregate Damages payable by the Seller Parties under Section 8.1(a) (including with respect to the Specified Representations) and Section 8.1(b) (including with respect to willful breaches of covenants or agreements) exceed, on a cumulative basis, an amount equal to 100% of the Purchase Price (inclusive of the General Cap); provided, further that the foregoing limitation shall not apply to Fraud Claims, which shall not be limited in any manner.

(c) The indemnification obligations of Purchaser for aggregate Damages payable by Purchaser under Section 8.2(a) and Section 8.2(b) (including with respect to willful breaches of covenants or agreements) shall be limited, on a cumulative basis, to an amount equal to 100% of the Purchase Price; provided, however, that the foregoing limitation shall not apply to Fraud Claims, which shall not be limited in any manner.

(d) The amount of Damages in respect of any inaccuracy in or breach of representation, warranty, covenant or other provision contained herein or in any certificate delivered pursuant hereto shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation, warranty, covenant or other provision.

(e) The waiver of any condition to Closing based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants and agreements

(f) Notwithstanding the fact that any Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect to any fact, event, condition or circumstance, no Person shall be entitled to recover the amount of any Damages suffered by such Person more than once under this Agreement in respect of such fact, event, condition or circumstance. Notwithstanding anything contained herein to the contrary, in no event shall any Purchaser Indemnified Party have any right to indemnification (and Damages shall not be deemed to have been incurred) with respect to any matter to the extent such matter was included in calculating the finally determined Closing Working Capital or to the extent the Purchase Price has been decreased for such matter pursuant to the terms of this Agreement or to the extent the Purchase Price has been decreased for such matter pursuant to the terms of this Agreement or to the extent the Purchaser Indemnified Party has received an Omitted Item as contemplated in Section 6.18 in compensation therefor (provided that any Purchaser Indemnified Party shall be entitled to recover any additional Damages in accordance with this ARTICLE VIII to the extent the transfer of such Omitted Item does not fully cover the Damages arising from such omission).

8.7 Exclusive Remedy. Except for (a) claims based on the Confidentiality Agreement, ARTICLE IX, Section 11.3, and the first two sentences of Section 11.9, and (b) Fraud Claims, the Parties acknowledge and agree that the foregoing indemnification provisions in this ARTICLE VIII shall be the exclusive remedy of the Indemnified Parties with respect to the transactions contemplated by this Agreement following the Closing.

ARTICLE IX

RESTRICTIVE COVENANTS

9.1 Acknowledgments. Each Seller Party acknowledges and agrees that it is an owner, directly or indirectly, of the Purchased Assets constituting the Business and in connection with the Asset Purchase as set forth hereunder has agreed to the sale of the Business (including its goodwill) to Purchaser for good and valuable consideration. As an owner of the Purchased Assets constituting the Business, each of the Seller Parties has special knowledge concerning the Business, and as a material inducement to Purchaser entering into this Agreement, each Seller Party has agreed to the terms in this ARTICLE IX to preserve the value of the business being acquired by Purchaser by agreeing to refrain from competing with the Business for the restricted period as set forth in Section 9.2 immediately below.

9.2 Seller Prohibited Activities.

(a) For the period commencing with Closing and ending on the fourth (4th) anniversary of the Closing, no Seller Party shall, for any reason whatsoever, directly or indirectly, for itself, through one or more Affiliates, or in conjunction with any other Person, whether as a shareholder, owner, partner, joint venturer, or in a managerial capacity, whether as a director, officer, employee, independent contractor, consultant or advisor, engage in any business that competes with the Business (“Competing Activity”); provided, however, that no Seller Party nor any of such Seller Party’s respective Affiliates shall be precluded from (x) acquiring or investing in any Person or line of business of a Person that engages in Competing Activity so long as immediately prior to the acquisition or the initial or follow-on investment (an “Investment”), as applicable, the Competing Activity does not account for more than ten percent (10%) of the aggregate annual gross revenues of such Person or line of business of such Person in the twelve (12) month period most recently completed prior to such acquisition or Investment (and any investment in such Person subsequent to an Investment meeting the requirements of this clause (x), exclusive of this parenthetical; provided that such subsequent investment does no more than maintain pro rata ownership), or (y) owning and operating any Person or line of business acquired in compliance with subclause (x); provided, however, that such Competing Activity shall not thereafter, during the period covered by this Section 9.2, exceed ten percent (10%) of the consolidated annual gross revenues of Seller Parent and its Subsidiaries in any twelve (12) consecutive calendar month period unless the applicable Seller Party divests the portion of the business that engages in the Competing Activity to an unaffiliated third party as soon as reasonably practicable such that the Competing Activity no longer exceeds ten percent (10%) of the consolidated annual gross revenues of Seller Parent and its Subsidiaries in any twelve (12) consecutive calendar month period; or

(b) For the period commencing with Closing and ending on the third (3rd) anniversary of the Closing, no Seller Party shall, for any reason whatsoever, directly or indirectly, for itself, through one or more Affiliates, or in conjunction with any other Person, whether as a shareholder, owner, partner, joint venturer, or in a managerial capacity, whether as a director, officer, employee, independent contractor, consultant or advisor, call upon for the purpose or with the intent of enticing or soliciting away from or out of the employ of Purchaser or any of its Affiliates, any Transferred Employee who is at that time, or was within one (1) year prior to that time, an employee of Purchaser or any of its Affiliates (except to the extent such Transferred Employee was terminated by Purchaser or any of its Affiliates, as the case may be); provided that in no event shall (i) any response by a Transferred Employee to a generalized search for employees (i.e., by causing to be placed any advertisements in newspapers and/or electronic media of general circulation, including advertisements posted on the Internet) not directed specifically at the employee or (ii) any contact arising from broad-based placement firm searches in which the placement firm does not initiate contact directly with, or otherwise narrowly target, any such Transferred Employee, in each case to which the Transferred Employee responds on his or her own initiative, constitute a breach of this Section 9.2(b).

For the period commencing with Closing and ending on the date that is eighteen (18) months after the Closing, no Seller Party shall, for any reason whatsoever, directly or indirectly, for itself, or through one or more Affiliates issue any press release, or permit any executive officer of any Seller Party to publish or authorize any statement, or permit any director of Seller Party to publish or, on behalf of the Seller Parent or any of its controlled Affiliates, authorize any statement maligning the reputation of the Business; provided, however, that in no event will statements made in connection with any Proceeding involving the Parties or their respective controlled Affiliates (whether related to any breach of this Agreement, any other agreement or otherwise) or any “sales talk” (discussions with potential customers that compares the relative advantages and disadvantages of the products or services of Seller Parent or its Affiliates and Purchaser or its Affiliates) be considered a violation of this provision.

The Parties intend that the covenants contained in this Section 9.2 shall be deemed to be a series of separate covenants, one for each county in each state of the United States and one for each country worldwide, and, except for geographic coverage, each such separate covenant shall be identical in terms to the covenant contained in this Section 9.2.

9.3 Purchaser Prohibited Activities. For the period commencing with Closing and ending on the date that is the three (3rd) anniversary of the Closing, Purchaser agrees any person in its organization (which means Purchaser and its controlled Affiliates and its corporate parent, Raytheon Company) (including employees in its wholly-owned subsidiaries) who received or had access to the Confidential Information (as defined in the Confidentiality Agreement) or has knowledge about the Transaction (as defined in the Confidentiality Agreement) (a “Restricted Person”) as of the date of this Agreement will not, directly or indirectly, solicit to hire, or cause the soliciting to hire of, (i) any officers of the Seller Parties or (ii) any other employees of the Seller Parties to whom the Restricted Person may be introduced or about whom the Restricted Person has knowledge in connection with the Transaction prior to the date of this Agreement so long as they are employed by the Seller Parties; provided that the Restricted Person shall not be prohibited from soliciting or hiring any officer or employee of a Seller Party who responds to a generalized search for employees (i.e., any advertisements in newspapers and/or electronic media of general circulation, including advertisements posted on the Internet) not directed specifically at the employee or broad-based placement firm searches in which the placement firm does not initiate contact directly with, or otherwise narrowly target, any such employee, in each case to which the employee responds on his or her own initiative.

For the period commencing with Closing and ending on the date that is the eighteen (18) months after the Closing, Purchaser shall not, for any reason whatsoever, directly or indirectly, for itself, through one or more controlled Affiliates or its corporate parent, Raytheon Company, issue any press release, or permit any executive officer of Purchaser or corporate parent to publish or authorize any statement, or permit any director of Purchaser to publish or, on behalf of Purchaser, any of its controlled Affiliates or its corporate parent, Raytheon Company, to authorize any statement maligning the reputation of the other businesses of the Seller Parties; provided, however, that in no event will statements made in connection with any Proceeding involving the Parties or their respective controlled Affiliates (whether related to any breach of this Agreement, any other agreement or otherwise) or any “sales talk” (discussions with potential customers that compares the relative advantages and disadvantages of the products or services of Seller Parent or its Affiliates and Purchaser or its Affiliates) be considered a violation of this provision. For the avoidance of doubt, neither Vista Equity Partners Management, LLC nor any of its portfolio companies, other than Purchaser or any such portfolio company that is, at the time in question, a controlled Affiliate of Raytheon or Purchaser, shall have any obligations under this Section 9.3.

The Parties intend that the covenants contained in this Section 9.3 shall be deemed to be a series of separate covenants, one for each county in each state of the United States and one for each country worldwide, and, except for geographic coverage, each such separate covenant shall be identical in terms to the covenant contained in this Section 9.3.

9.4 Damages. Because of the difficulty of measuring economic losses to Purchaser, the Seller Parties and their respective Affiliates as a result of a breach of the covenants set forth in Section 9.2 (in the case of Purchaser and its Affiliates) and Section 9.3 (in the case of Seller Parties and their respective Affiliates), and because of the immediate and irreparable damage that could be caused for which the Parties may have no other adequate remedy, each Party agrees that the foregoing covenants may be enforced by the other Party in the event of breach or threatened breach by such other Party, in addition to, but not in lieu of, any other available remedies available to it hereunder (including, without limitation, monetary Damages), by injunctions, restraining orders or other equitable remedies, without necessity of posting an injunction bond.

9.5 Reasonable Restraint. It is agreed by the Parties that the foregoing covenants in this ARTICLE IX impose a reasonable restraint on the applicable Party in light of the Business and the activities and business of the Seller Parties and their Affiliates, Purchaser and Purchaser’s Affiliates on the date of the execution of this Agreement and the current plans of the Business, the Seller Parties and their Affiliates, Purchaser and Purchaser’s Affiliates. The Parties agree that the foregoing covenants in this ARTICLE IX do not unreasonably restrict any Party.

9.6 Independent Covenant. Each of the covenants in this ARTICLE IX shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of each Party against the other Party, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of any such covenant. It is understood by the Parties that the covenants contained in this ARTICLE IX are essential elements of this Agreement and that, but for the agreement of the Parties to comply with such covenants, none of the Parties would have agreed to enter into this Agreement. The portion of the Purchase Price which is allocated by the Parties to the foregoing covenants for purposes of Section 6.9 shall not be considered a measure of or a limit on such Damages. Each Seller Party and Purchaser have independently consulted with their respective counsel and have been advised concerning the reasonableness and propriety of such covenants with specific regard to the nature of the business conducted by Purchaser and the Seller Parties, respectively. Each Party hereby agrees that all covenants contained in this ARTICLE IX are material, reasonable and valid and waive all defenses to the strict enforcement hereof to the extent permitted by applicable Law. The covenants in this ARTICLE IX are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event that any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the Parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and this Agreement shall thereby be reformed. The covenants contained in this ARTICLE IX shall not be affected by any breach of any other provision of this Agreement by any Party hereto and shall have no effect if the transactions contemplated by this Agreement are not consummated.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement and the transactions contemplated hereby may be terminated or abandoned at any time prior to the Closing Date:

(a) by the mutual written consent of Purchaser and Seller Parent;

(b) by either Purchaser, on the one hand, or Seller Parent, on the other hand, if the Closing shall not have occurred by ninety (90) days after the date hereof (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the primary cause of, or resulted in, the failure of the Closing to occur prior to the End Date;

(c) by Purchaser, upon a breach, misrepresentation or inaccuracy of any representation, warranty, covenant or agreement on the part of any Seller Party set forth in this Agreement, or if any representation or warranty of any Seller Party shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if any such inaccuracy in such Seller Party’s representations and warranties or breach by such Seller Party is curable by such Seller Party prior to the End Date through the exercise of its commercially reasonable efforts, then Purchaser may not terminate this Agreement under this Section 10.1(c) prior to the end of a fifteen (15) Business Day period following such breach (or inaccuracy arising) so long as such Seller Party continues to exercise commercially reasonable efforts to cure such breach during such period (it being understood that Purchaser may not terminate this Agreement pursuant to this Section 10.1(c) if it shall have materially breached this Agreement or if such breach by such Seller Party is cured prior to the end of such period such that the conditions set forth in Section 7.2(a) shall be satisfied);

(d) by Seller Parent, upon a breach, misrepresentation or inaccuracy of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if any such inaccuracy in Purchaser’s representations and warranties or breach by Purchaser is curable by Purchaser prior to the End Date through the exercise of its commercially reasonable efforts, then Seller Parent may not terminate this Agreement under this Section 10.1(d) prior to the end of a fifteen (15) Business Day period following such breach (or inaccuracy arising) so long as Purchaser continues to exercise commercially reasonable efforts to cure such breach during such period (it being understood that Seller Parent may not terminate this Agreement pursuant to this Section 10.1(d) if it shall have materially breached this Agreement or if such breach by Purchaser is cured prior to the end of such period such that the conditions set forth in Section 7.3(a) shall be satisfied);

(e) by Purchaser, if there shall be any Law or Order enacted, promulgated or issued or deemed applicable to this Agreement or the transactions contemplated hereby by any Governmental Authority, which would (i) prohibit Purchaser’s ownership or operation of any portion of the Purchased Assets or (ii) compel Purchaser to dispose of or hold separate all or any portion of the business or assets of Purchaser or any of its Subsidiaries or Affiliates or the Purchased Assets as a result of this Agreement or the transactions contemplated hereby, in either case, to the extent that such prohibition or requirement to dispose or hold separate would reasonably be likely to materially and adversely affect the benefits reasonably expected to be obtained by Purchaser in the Asset Purchase and the other transactions contemplated hereby; or

(f) by either Purchaser or Seller Parent, if a Governmental Authority shall have issued an Order or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, which Order or other action is final and non-appealable.

10.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1 hereof, this Agreement shall forthwith become void, and there shall be no Liability on the part of Purchaser or the Seller Parties; provided, however, that each Party shall remain liable for any breaches of this Agreement prior to its termination; provided, further, that, the provisions of Section 6.4 (Public Disclosure), ARTICLE XI (Miscellaneous) and this Section 10.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of Section 10.1.

ARTICLE XI

MISCELLANEOUS

11.1 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any Seller Party without the prior written consent of Purchaser. Purchaser may assign some or all of its rights hereunder, and delegate some or all of its obligations, to one or more of its Affiliates and prior to the Closing, shall assign to ISR Purchaser the right to (a) purchase all of the Purchased Assets that are ISR Purchased Assets, and (b) make offers to and hire, in any combination, Business Employees as contemplated by Section 6.10 (such rights described in clause (b), the “ISR Workforce Rights”); provided, however, that (i) no such assignment or delegation shall relieve Purchaser of any obligations hereunder; (ii) no such assignment will be permitted if a Seller Party reasonably objects on the basis that such assignment will create a material adverse VAT obligation on any Seller Party; and (iii) no such assignment of the right to purchase any of the Purchased Assets shall be permitted to any assignee (other than assignment of the rights to purchase the ISR Purchased Assets and the ISR Workforce Rights to ISR Purchaser) unless such assignee provides a representation identical to Purchaser’s representation in Section 5.7(b). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns, and no other Person shall have any right, benefit or obligation hereunder.

11.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) four (4) Business Days after being sent by registered or certified U.S. mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (c) one (1) Business Day after being sent by email, if receipt is confirmed by the recipient, or (d) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:

(a)	If to Purchaser, to:

Forcepoint LLC

10900 Stonelake Blvd.

Austin, Texas 78759

Attention: John D. Holmes, General Counsel

Email: jholmes@forcepoint.com

With a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

1650 Tysons Boulevard

Suite 400

McLean, Virginia 22102

Attention: Greg Giammittorio

Email: GGiammittorio@mofo.com

Facsimile: (703) 760-7777

and

(b)	If to Seller or Seller Parent, to:

Imperva, Inc.

3400 Bridge Parkway

Redwood Shores, CA 94065

Attention: General Counsel

Email: legal@imperva.com

Facsimile: (650) 362-2390

With a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention: David A. Bell

Email: dbell@fenwick.com

Facsimile: (650) 988-8500

Any party may, from time to time, designate any other address to which any such notice to it or such party shall be sent. Any such notice shall be deemed to have been delivered upon receipt.

11.3 Governing Law; Arbitration.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Except as set forth in Section 1.4, ARTICLE IX (Restrictive Covenants), Section 11.9 (Remedies Cumulative; Specific Performance) and Section 11.3(e), any dispute, difference, controversy or claim arising in connection with or related or incidental to, or question occurring under, this Agreement or the subject matter hereof shall be finally settled under the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”), unless otherwise agreed, by an arbitral tribunal composed of three (3) arbitrators, at least one (1) of whom shall be an attorney experienced in corporate transactions, appointed by agreement of Purchaser and the Seller Representative in accordance with said Rules. In the event Purchaser and the Seller Representative fail to agree upon a panel of arbitrators from the first list of potential arbitrators proposed by the AAA, the AAA shall submit a second list in accordance with such Rules. In the event Purchaser and the Seller Representative shall have failed to agree upon a full panel of arbitrators from such second list, any remaining arbitrators to be selected shall be appointed by the AAA in accordance with such Rules. If at the time of the arbitration Purchaser and the Seller Representative agree in writing to submit the dispute to a single arbitrator, such single arbitrator shall be appointed by agreement of Purchaser and the Seller Representative in connection with the foregoing procedure or failing such agreement by the AAA in accordance with such Rules. All arbitrators shall be neutral arbitrators and subject to Rule 19 of the Rules.

(c) The arbitrators shall apply the Laws of the State of Delaware, shall not have the authority to add to, detract from, or modify any provision hereof and shall not award exemplary or punitive damages to any injured Party. A decision by a majority of the arbitrators shall be final, conclusive and binding. The arbitrators shall deliver a written and reasoned award with respect to the dispute to each of the Parties to the dispute, difference, controversy or claim, who shall promptly act in accordance therewith. Any arbitration proceeding shall be held in New York, New York.

(d) The arbitration proceedings conducted pursuant hereto shall be confidential. No Party shall disclose any information about the arbitration proceedings or the evidence adduced by the other Parties in any arbitration proceeding or about documents provided by the other Parties in connection with the proceeding except in the course of a judicial, regulatory or arbitration proceeding or as may be requested by a Governmental Authority or as required or advisable under Law or exchange rules. Before making any disclosure permitted by the preceding sentence, the Party intending to make such disclosure shall give the other Parties reasonable written notice of the intended disclosure. The Parties shall sign, and the arbitrator, expert witnesses and stenographic reporters shall be asked to sign, appropriate non-disclosure agreements or orders in order to effectuate this Agreement of the Parties as to confidentiality.

(e) The Parties hereby exclude any right of appeal to any court on the merits of the dispute. The provisions of this Section 11.3 may be enforced in any court having jurisdiction over the award or any of the Parties or any of their respective assets, and judgment on the award (including without limitation equitable remedies) granted in any arbitration hereunder may be entered in any such court. Nothing contained in this Section 11.3 shall prevent any Party from seeking injunctive or other equitable relief from any court of competent jurisdiction, without the need to resort to arbitration.

11.4 Entire Agreement; Amendments and Waivers. This Agreement, the Ancillary Agreements and all Exhibits and Schedules hereto and thereto, together with the Confidentiality Agreement, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. No supplement, amendment, modification or waiver of this Agreement shall be binding unless executed in writing by the Party or Parties to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. No failure or delay on the part of any Party hereto to exercise any right or remedy under this Agreement shall operate as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy shall preclude any other or further exercise thereof. No Party shall be deemed to have waived any claim arising out of this Agreement, or any right or remedy under this Agreement, unless the waiver of such claim, right or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party. Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of Purchaser, and any knowledge of any facts with respect to the accuracy or inaccuracy of any representation or warranty or compliance or noncompliance with any covenant or satisfaction or waiver of any condition, shall not limit, qualify, modify or amend the representations, warranties or covenants of any Seller Party hereunder, or indemnities by any Seller Party made or undertaken pursuant to this Agreement, irrespective of the knowledge and information received (or which should have been received) therefrom by Purchaser. In the event of any conflict between the terms of this Agreement and the terms of any of the Ancillary Agreements, the terms of this Agreement shall prevail.

11.5 Disclosure. The Seller Parties have provided to Purchaser true, complete and correct copies of each document that has been requested by Purchaser or its counsel, or that is referenced in the Disclosure Letter or any schedule to this Agreement, in each case to the extent that such documents exist and are in the possession or under the control of either of the Seller Parties.

11.6 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

11.7 Expenses. Except as expressly provided otherwise in this Agreement or any other Ancillary Agreements (including the Transition Services Agreement), each Party shall bear its own costs, fees and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

11.8 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties (and their permitted successors and assigns and the Indemnified Parties with respect to Article VIII), and nothing herein expressed or implied shall give, or be construed to give, to any Person (including, in particular, any Business Employee) other than the Parties and such permitted successors and assigns and the Indemnified Parties with respect to Article VIII, any legal or equitable rights hereunder.

11.9 Specific Performance; Remedies Cumulative. Each Party acknowledges and agrees that irreparable damage would occur in the event any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, each Party agrees that each other Party shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action or proceeding in addition to any other remedy to which it may be entitled, at law or in equity or otherwise. Except as set forth herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

11.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

11.11 Integration. Nothing in this Agreement shall restrict in any way the integration of the Business with and into Purchaser and its Affiliates following the Closing in such manner and at such time as Purchaser in its discretion may determine to implement, including without limitation the adoption and applicability of Purchaser’s policies, procedures, methods, practices and standards, including without limitation those related to legal compliance, governance, management reporting, signature authority, conflicts of interest, human resources and security, information technology systems and security, identity and branding, product development and accounting and other financial controls.

11.12 Guaranty. In consideration of the covenants, agreements and undertakings of Purchaser contained in this Agreement, Seller Parent hereby guarantees to Purchaser the full, prompt and complete performance and payment by Seller of all of the performance and payment obligations of Seller contained in this Agreement. Seller Parent hereby waives all notice of default by Seller and consents to any extension that may be given by Purchaser to Seller of time of performance or payment. This guarantee shall be construed as a guarantee of performance and payment and not merely as a guarantee of collection. This guarantee is unconditional, irrevocable and absolute, and shall continue to be effective upon any insolvency, bankruptcy, dissolution, liquidation or reorganization of Seller.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on their respective behalf as of the day and year first above written.

PURCHASER:	FORCEPOINT LLC

	By:	/s/ Matt Santangelo
	Name:	Matt Santangelo
	Title:	CFO

SELLER:	SKYFENCE NETWORKS LTD.

	By:	/s/ Terry Schmid
	Name:	Terry Schmid
	Title:	Director

SELLER PARENT:	IMPERVA, INC.

	By:	/s/ Terry Schmid
	Name:	Terry Schmid
	Title:	Chief Financial Officer

APPENDIX A

DEFINITIONS

A. Defined Terms. The capitalized terms defined elsewhere in this Agreement shall have the meanings given to such terms where so defined. As used herein, the capitalized terms below shall have the following meanings:

(1) “Accountant” has the meaning set forth in Section 6.9(d).

(2) “Affiliate” means with respect to any Person, any other Person, whether or not existing on the date hereof, controlling, controlled by or under common control with such first Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(3) “Allocation” has the meaning set forth in Section 6.9(d).

(4) “Ancillary Agreements” means the Assignment and Assumption Agreement, in the form attached hereto as Exhibit D (the “Assignment and Assumption Agreement”), the Bill of Sale, in the form attached hereto as Exhibit E (the “Bill of Sale”), the Domain Name Assignment Agreement, in the form attached hereto as Exhibit F (the “Domain Name Assignment Agreement”), the Trademark Assignment Agreement, in the form attached hereto as Exhibit G (the “Trademark Assignment Agreement”), the OEM Agreement, in the form attached hereto as Exhibit I (the “OEM Agreement”), the Customer Contract Consents in the form attached hereto as Exhibit K (the “Customer Contract Consents”), the Escrow Agreement, the Business Employee Offer Letters, the Transition Services Agreement and each other agreement required to be entered into pursuant to this Agreement or any of the foregoing

(5) “Antitrust Laws” means all applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

(6) “Assumed Liabilities” means only the following Liabilities of the Seller Parties and their Affiliates and no other Liabilities: (i) any express, executory performance obligations arising and to be performed under the Business Contracts from and after the Closing Date, other than any Liabilities with respect to such Business Contracts relating to time periods prior to the Closing including any Liabilities for any breach of, or default under, any Business Contracts occurring prior to the Closing, (ii) any accounts payable of the Seller Parties to the extent exclusively related to the Business (but only those that are set forth on the final Statement of Closing Working Capital), (iii) Liabilities of the Business or in connection with the Purchased Assets arising from the conduct of the Business by Purchaser or any of its Affiliates after the Closing (other than Liabilities for which Purchaser Indemnified Parties are indemnified pursuant to Section 8.1), (iv) any third party claims relating to the operation of the Business as conducted by Purchaser or any of its Affiliates or the use of Purchased Assets by Purchaser or any of its Affiliates at any time on or after the Closing (other than Liabilities for which Purchaser Indemnified Parties are indemnified pursuant to Section 8.1), (v) any Liabilities in respect of Taxes that are to be borne by Purchaser pursuant to Section 6.9(b) and (vi) any Liabilities to perform Purchaser’s obligations under this Agreement and any Ancillary Agreement, including the OEM Agreement.

(7) “Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock or share option, stock or share purchase, restricted stock or restricted share, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, consulting, termination, severance or other contracts or agreements with or covering (including eligibility to participate) any Business Employee (or the dependent or beneficiary thereof) to which the Seller Parties or any of their ERISA Affiliates is a party, with respect to which the Seller Parties or any of their ERISA Affiliates has or could have any obligation or Liability in respect of any Business Employee (or the dependent or beneficiary thereof) or which are maintained, contributed to or sponsored by the Seller Parties or any of their ERISA Affiliates for the benefit of any Business Employee (or the dependent or beneficiary thereof).

(8) “Business Contracts” means the Contracts listed on Schedule 3.8(a)(i), in each case except to the extent any such Contracts are not related to the Business.

(9) “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York are authorized or obligated by applicable Law to be closed.

(10) “Business Employee” means those individuals identified on Schedule 3.11(a)(i).

(11) “Business Employee Offer Letter” has the meaning set forth in Section 7.2(f).

(12) “Business Permit” means any Permit held by Seller and, to the extent related to the Business, any Permit held by any Seller Affiliate.

(13) “Closing Balance Sheet” means a balance sheet of the Business as of the Closing, prepared in accordance with GAAP, except as specifically adjusted for in the sample Statement of Closing Working Capital as set forth in Appendix B.

(14) “Closing Permitted Encumbrances” means (i) Encumbrances attributable to Taxes, assessments or other charges of an Governmental Authority not then delinquent or being contested in good faith as described in the Disclosure Letter, and (ii) any mechanic’s, worker’s, repairer’s, supplier’s, vendor’s or like Encumbrances securing obligations arising in the Ordinary Course of Business that are not then delinquent or are being contested in good faith as described in the Disclosure Letter (and in each case, as to which adequate reserves have been established on the books of Seller in accordance with GAAP).

(15) “Closing Working Capital” means the amount by which the Purchased Assets that are Current Assets exceeds the Assumed Liabilities that are Current Liabilities, in all cases determined as of the Closing in accordance with GAAP, as shown, and except as specifically adjusted for, in the sample Statement of Closing Working Capital as set forth in Appendix B.

(16) “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

(17) “Consents” means consents, assignments, Permits, Orders, certification, concession, franchises, approvals, authorizations, registrations, filings, waivers, declarations or filings with, of or from any Governmental Authority, parties to Contracts or any third Person.

(18) “Contract” means any agreement, contract, note, loan, evidence of indebtedness, Lease, purchase order, letter of credit, indenture, security or pledge agreement, undertaking, practice,

policy, covenant not to compete, employment agreement, severance agreement, license, instrument, obligation or commitment, whether written or oral, which is legally binding upon the party against which enforcement is sought.

(19) “Current Assets” means all current assets determined as of the Closing in accordance with GAAP (including, without limitation, accounts receivable, inventory and prepaid expenses), excluding all cash and cash equivalents and Excluded Assets.

(20) “Current Liabilities” means all current liabilities determined as of the Closing in accordance with GAAP (including, without limitation, accounts payable, payroll liabilities, deferred revenue and other accrued liabilities), excluding any Excluded Liabilities.

(21) “Damages” means all damages, losses, costs, Taxes, Liabilities or expenses, including without limitation, interest, penalties, attorneys’ fees and expenses; provided, however, that, “Damages” shall not include exemplary or punitive damages, other than to the extent paid or payable by a Purchaser Indemnified Party to a Third Party.

(22) “Default” means (i) any breach, violation, default or non-performance, (ii) the occurrence of an event that with the passage of time or the giving of notice or both would constitute a breach, violation, default or non-performance or (iii) the occurrence of an event that with or without the passage of time or the giving of notice or both would give rise to a right of termination, renegotiation or acceleration.

(23) “Encumbrances” means any encumbrance, lien, claim, pledge, option, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, exclusive license, conditional sales agreement or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof; provided that the grant of a non-exclusive license to Intellectual Property in the Ordinary Course of Business shall not constitute an Encumbrance.

(24) “Environmental Claim” means any Proceeding, notice of violation, cause of action, Order, consent decree, investigation, written notice, penalties, expenses, losses, contractual claim, or damages (including property damages and natural resource damages) related to any potential Liability arising out of, based on or resulting from (i) the presence or release of or exposure to any Hazardous Substances in, on, from or under any of the Real Property or of any Person; (ii) requirements imposed by any Environmental Law, including costs of investigation or remediation or costs incurred in obtaining applicable Permits or complying with any Environmental Law; or (iii) any violation or alleged violation of any Environmental Law.

(25) “Environmental Law” means any and all Laws which prohibit, regulate or control occupational safety and health, the protection of the environment, any Hazardous Substance, or any Hazardous Substance or Hazardous Substance Activity, including without limitation: the Clean Air Act, the Federal Water Pollution Control Act, the Resource Conservation and Recovery Act, the Federal Solid Waste Disposal Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substance Control Act, the Registration, Evaluation, Authorization and Restriction of Chemical Substances regulations, the Occupational Safety and Health Act of 1970, and any comparable state, local or foreign law, and the common law as it relates to the protection of health (with respect to exposures to Hazardous Materials), occupational safety or the environment.

(26) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

(27) “ERISA Affiliate” means any business entity that (i) is included in a controlled group of entities within which the Seller is also included, as provided in Section 414(b) of the Code; (ii) is a trade or business under common control with the Seller, as provided in Section 414(c) of the Code; (iii) constitutes a member of an affiliated service group within which the Seller is also included, as provided in Section 414(m) of the Code; or (iv) pursuant to written notice from the Internal Revenue Service, is required to be aggregated with the Seller pursuant to regulations issued under Section 414(o) of the Code.

(28) “Escrowed Funds” means the Escrow Deposit, plus the amount of any interest, dividends and other income resulting from the investment of the Escrow Deposit and earnings thereon and proceeds thereof.

(29) “Estimated Closing Balance Sheet” means an estimated balance sheet of the Business as of the Closing (separately identifying by line item any Excluded Assets and Excluded Liabilities), prepared in accordance with GAAP, as shown, and except as specifically adjusted for, in the sample Statement of Closing Working Capital as set forth in Appendix B.

(30) “Estimated Closing Working Capital” means the amount by which the Purchased Assets that are Current Assets exceeds the Assumed Liabilities that are Current Liabilities, in each case estimated as of the Closing in accordance with GAAP, as shown, and except as specifically adjusted for in the sample Statement of Closing Working Capital as set forth in Appendix B.

(31) “Estimated Closing Working Capital Deficit” means the amount, if any, determined as of the Closing Date, by which the Target Working Capital exceeds the Estimated Closing Working Capital.

(32) “Estimated Closing Working Capital Surplus” means the amount, if any, determined as of the Closing Date, by which the Estimated Closing Working Capital exceeds the Target Working Capital.

(33) “Excluded Assets” means (i) the minute books of Seller Parties and similar corporate records, (ii) all right, title and interest of Seller Parties under this Agreement or any document executed in connection herewith, (iii) all assets, property, Contracts, trusts or rights relating to Benefit Plans, (iv) any right to a refund of Taxes paid by the Seller Parties except as provided in Section 6.9(b)(v), (v) the Excluded Business Contracts, (vi) all cash and cash equivalents of the Seller Parties, (vii) any assets of the Seller Parties of any business (other than the Purchased Assets or assets that are used in the Business), (viii) any assets used primarily for the purpose of providing Overhead and Shared Services that are not included in the Purchased Assets and any rights of the Business to receive any Overhead and Shared Services from Seller or any of its Affiliates, (ix) any Third-Party Intellectual Property and Intellectual Property Rights not included in the Purchased Assets, (x) any data or records, internal reports, files, invoices, customer and supplier lists, other distribution lists, billing records, sales and promotional literature, manuals and customer and supplier correspondence owned by Seller Parent or any of its Affiliates and not primarily related to the Business, including any such data, records or other material contained in the Personal Property included in the Purchased Assets, (xi) any insurance policies and rights, claims or causes of action to the extent relating to the Excluded Assets and (xii) the Retained Assets.

(34) “Excluded Business Contracts” means the Contracts listed on Schedule A(34).

(35) “Excluded Development Tools” means the software tools listed on Schedule A(35).

(36) “Excluded Liabilities” means any Liability of Seller or any of its Affiliates of any kind or nature whatsoever, other than the Assumed Liabilities. The Excluded Liabilities include, without limitation, any Liability arising out of, relating to or in connection with (i) any Excluded Asset; (ii) any Excluded Business Contract; (iii) any Taxes imposed on Seller or any of its Affiliates, including all Taxes arising out of the transactions contemplated by this Agreement or otherwise incurred by reason of the operation of the Business prior to the Closing; (iv) any violations of any applicable Laws or infringement of third-party rights or interests; (v) any Proceeding against the Seller Parties or the Purchased Assets, in any case pending on the Closing or commenced after the Closing and arising out of or relating to any occurrence or event to the extent that such occurrence or event occurred prior to the Closing; (vi) the Purchased Assets or the Business, whether arising before or after the Closing but that arises out of or relates to any breach of, or failure to perform or comply with, any covenant or obligation with respect to the Purchased Assets or the Business by Seller or any Seller Affiliate to the extent such breach or failure occurred prior to the Closing; (vii) any Business Employee or any Benefit Plan sponsored or maintained by Seller or any Seller Affiliate or any contract of insurance for employee benefits, including, without limitation, any accrued but unpaid compensation (including accrued and unpaid vacation, sick leave, holiday pay, salary continuation, short-term disability benefits and other paid time off) for employees of Seller or any Seller Affiliate, and payroll Taxes on any obligation to employees of Seller or any Seller Affiliate that have accrued on or prior to the Closing; (viii) any Liabilities with respect to any current or former employee of Seller or any Seller Affiliate to the extent arising prior to the Closing (including any salary, wages, bonus, vacation, sick pay, payment in lieu of notice or other paid time off or other compensation), or relating to any such employee who is offered employment by Purchaser but who declines to accept such offer (including severance or termination pay) and any Liabilities and similar payments arising in connection with the termination by Seller or any Seller Affiliate of any current or former employee’s, including any Transferred Employee’s, employment; (ix) any injury before or after the Closing to any Person or property or as a result of ownership, possession or use of any Business Service that was manufactured, provided, processed, distributed, shipped or sold by Seller prior to the Closing; (x) any obligation related to overpayments, billing errors or similar adjustments with respect to any payment received by Seller or any Seller Affiliate; (xi) any Indebtedness of Seller or any Seller Affiliate; (xii) any transaction expenses of any Seller Party or their Affiliates; (xiii) any Liability relating to any breach or nonperformance under any of the Business Contracts to the extent such breach or nonperformance existed on or prior to the Closing; (xiv) any Liability, whether in tort, contract or for violation of any Law by any Seller Party or any Affiliate, director, officer, employee or agent thereof to the extent that it arises out of or results from any act, omission, occurrence or state of facts that occurred on or prior the Closing; (xv) any warranty or performance liability, whether based on the performance of any Seller Party or any subcontractor or agent of any Seller Party, under any performance or contract deliverable that has been performed or delivered prior to the Closing Date; and (xvi) any liability payable to any Affiliate of any Seller Party.

(37) “Excluded Software” means the software listed on Schedule A(37).

(38) “GAAP” means U.S. generally accepted accounting principles, consistently applied.

(39) “Governing Documents” means an entity’s certificate or articles of incorporation or formation, certificate defining the rights and preferences of securities, bylaws, articles of organization, general or limited partnership agreement, operating agreement, certificate of limited partnership, joint venture agreement or similar document governing the entity.

(40) “Governmental Authority” means any: (i) nation, principality, state, commonwealth, province, territory, county, municipality, city, local, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); (iv) any university or other similar research funding authority; (v) multi-national organization or body; or (vi) individual, entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

(41) “Hazardous Substance Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, disposal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Substance or any product or waste containing a Hazardous Substance, or product manufactured with Ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees), and compliance with any recycling, product take-back or product content requirements.

(42) “Hazardous Substances” means any emissions, materials, substances or wastes that have been designated by any Governmental Authority as “hazardous”, “extremely hazardous”, “toxic”, radioactive, a contaminant, nuisance, pollutant, or otherwise a danger to health, reproduction or the environment.

(43) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, whether current or funded, secured or unsecured, (ii) all obligations of such Person for the deferred purchase price of any property or services (other than trade accounts payable arising in the Ordinary Course of Business of such Person), (iii) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of a default may be limited to repossession or sale of such property), (iv) all obligations of such Person secured by a purchase money mortgage or other Encumbrance to secure all or part of the purchase price of property subject to such mortgage or Encumbrance, (v) all obligations under leases which shall have been or should be, in accordance with GAAP or other generally accepted accounting principles as applicable to such Person, recorded as capital leases in respect of which such Person is liable as lessee, (vi) any obligation of such Person in respect of bankers’ acceptances, (vii) any obligations secured by Encumbrances on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (viii) all obligations of such Person to repay any funding, grants or loans made by any Governmental Authority, whether arising, directly or indirectly, as a result of the transactions contemplated by this Agreement or otherwise, (ix) all obligations of a type referred to in clauses (i), (ii), (iii), (iv), (v), (vi), (vii) or (viii) above which is directly or indirectly guaranteed by such Person or which it has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, and (x) Prepayment Penalties.

(44) “Indemnified Parties” means the Purchaser Indemnified Parties and Seller Indemnified Parties and “Indemnified Party” means any of the foregoing Persons.

(45) “Inventory” means all inventory held for sale, raw materials, work in process, finished products, supply and packaging items and similar items of Seller or, to the extent primarily related to the Business, Seller Parent.

(46) “IP Title Claims” means any claims based on breaches of the representations and warranties set forth in Section 3.9(b) and the first sentence in Section 3.9(d).

(47) “ISR Purchased Assets” means Seller’s tangible Personal Property and rights under the Leases.

(48) “ISR Purchaser” shall mean an Israeli company that is a direct or indirect wholly owned subsidiary of Purchaser.

(49) “Key Employees” means the Business Employees listed on Schedule A(49).

(50) “Laws” means any applicable, federal, state, local, non-U.S. or other laws (including common law), statutes, constitutions, codes, edicts, ordinances, regulations, rules, notice requirements, court decisions, agency guidelines, principles of law and orders of any foreign, federal, state or local government and any other Governmental Authority.

(51) “Leased Real Property” shall have the meaning as defined in Section 3.16(a).

(52) “Leasehold Improvements” means all leasehold improvements situated in or on the Leased Real Property and owned by Seller.

(53) “Leases” means all of the Real Property Leases, Personal Property Leases and other existing leases, subleases, occupancy agreements, options, rights, concessions or other agreements or arrangements with respect to the real or personal property directly or indirectly related to the Business.

(54) “Liabilities” means, with respect to any Person, any and all liabilities of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including but not limited to Indebtedness, accounts payable, royalties payable, and other reserves, accrued bonuses and commissions, accrued vacation and any other form of leave, termination payment obligations, employee expense obligations and all other liabilities of such Person or any of its Subsidiaries.

(55) “Material Adverse Effect” means any state of facts, condition, change, development, event or effect (each, an “Effect”) that, either alone or in combination with any other Effect, is, or would reasonably be expected to be or become, materially adverse to (i) the Business, the Purchased Assets, or the Assumed Liabilities, the condition of the Business (financial or otherwise), its operations, results of operations or customer relationships, or the Business Employees, other than any event, change, occurrence or effect arising out of, attributable to or resulting from, alone or in combination: (A) general economic conditions or other conditions generally affecting the industry in which the Business operates; provided that the impact of such event, change, occurrence or effect is not disproportionately adverse to the Business as compared to its competitors; (B) changes in general economic, financial market, business, social, political or geopolitical conditions (including any outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, military actions or any other national or international calamity, crisis or emergency) or any escalation or worsening thereof; provided that the impact of such event, change, occurrence or effect is not disproportionately adverse to the Business as compared to its competitors located in the same region; (C) natural disasters or calamities; provided that the impact of such event, change, occurrence or effect is not disproportionately adverse to the Business as compared to its competitors located in the same region; (D) the failure of the Business to achieve internal or external financial forecasts or projections (it being understood that the underlying cause of such failure to achieve any internal or external financial forecasts or projections shall not be excluded from the definition of “Material Adverse Effect” by reason of this clause (D)); (E) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof; (F) the announcement of this Agreement or the pendency of the transactions contemplated hereby; (G) any action taken by any Seller Party or its Affiliates, in each case which is required or expressly permitted by this Agreement (but not including any action in the Ordinary Course of Business); or (H) any actions taken (or omitted to be taken) at the request of Purchaser made after the date hereof, or (ii) the ability of the Seller Parties to perform their obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby prior to the End Date.

(56) “Order” means any writ, judgment, decision, decree, award, order, injunction, ruling or similar order of any federal, state or local court or Governmental Authority, in each case that is preliminary or final and that is binding on any Person or its property under applicable Laws.

(57) “Ordinary Course of Business” or any similar phrase means the ordinary course of the Business, consistent with the past practice of the Business (where such past practice exists).

(58) “Overhead and Shared Services” means the following ancillary or corporate general administrative shared services that are provided to both (i) the Business and (ii) other businesses of Seller Parent and its Subsidiaries: finance support, travel and entertainment services, temporary labor services (excluding any such services provided in the Ukraine by Intersog Inc.), office supplies services (including copiers and faxes), personal telecommunications services, computer and telecommunications maintenance and support services, energy and utilities services, procurement and supply chain services and arrangements, treasury services, public relations, legal and risk management services (including workers’ compensation), insurance, payroll services, telephone and online connectivity services, accounting services, tax services, internal audit services, executive management services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, property management services, environmental support services and customs and excise services. Overhead and Shared Services shall not include any item in the previous sentence (i) that is primarily used by the Business, rather than the general corporate operations of Seller Parent, or (ii) to the extent provided primarily by using Transferred Employees or Purchased Assets.

(59) “Permits” means all licenses, permits, franchises, approvals, authorizations or consents of, or filings with, any Governmental Authority or any other Person.

(60) “Permitted Encumbrances” means (a) Encumbrances attributable to Taxes, assessments or other charges of an Governmental Authority not then delinquent or being contested in good faith as described in the Disclosure Letter, (b) any mechanic’s, worker’s, repairer’s, supplier’s, vendor’s or like Encumbrances securing obligations arising in the Ordinary Course of Business that are not then delinquent or are being contested in good faith as described in the Disclosure Letter (and in each case, as to which adequate reserves have been established on the books of Seller or Seller Parent in accordance with GAAP), and (c) any Encumbrances disclosed in the Disclosure Letter.

(61) “Person” means any person or entity, whether an individual, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, or Governmental Authority.

(62) “Personal Property” means all tangible assets set forth on Schedule A(62), all tangible assets, properties, furniture, furnishings, fixtures, leasehold improvements, computers, servers, equipment, office equipment, networking equipment, machinery, tools, Inventory, supplies, spare parts and other tangible personal property (“Tangible Assets”) owned by Seller, all Tangible Assets used exclusively by the Business Employees and all Tangible Assets used by Seller Parent exclusively in the Business; provided that, for the avoidance of doubt, Personal Property shall not include any Intellectual Property or Intellectual Property Rights.

(63) “Prepayment Penalties” means any financial penalties which a Person may incur related to the prepayment of any of its debts.

(64) “Proceeding” means any action, claim, proceeding, suit, hearing, litigation, arbitration, audit or investigation (whether civil, criminal, administrative or judicial), or any appeal therefrom.

(65) “Purchased Assets” means (a) all of the properties, assets and rights of any kind, whether tangible or intangible, real or personal, of the Seller, (b) subject to Section 6.7, all of the Business Contracts; (c) all rights under the Business Permits, to the extent exclusively related to the Business; (d) the Business Owned Intellectual Property, and the right to enforce and seek and retain damages for the infringement or misappropriation of the Business Owned Intellectual Property, and the right to register any such Business Owned Intellectual Property; (e) [intentionally omitted]; (f) the goodwill and going concern value of the Business; and (g) all accounts and notes receivable (whether current or noncurrent), refunds, deposits, prepayments or prepaid expenses (including without limitation any prepaid insurance premiums) relating exclusively to the Business; (h) all rights under the Leases set forth on Schedule 3.16 (the “Business Leases”), including the Leasehold Improvements located on any Leased Real Property leased under such Lease; (i) Inventory; (j) subject to Section 6.7, all accepted and, as of the Closing Date, unfulfilled orders for the sale of Business Services under the Business Contracts entered into by the Seller Parties; (k) all books, files, papers, databases, information systems, documentation and records (whether in paper or electronic form) to the extent primarily relating to the Business and copies of the portion of all other such records to the extent relating to the Business; (l) all supplies, sales literature, catalogues, brochures, promotional literature, customer, supplier and distributor lists, art work, other marketing materials, telephone and fax numbers and purchasing records to the extent primarily relating to the Business; (m) all customer files and other customer information to the extent primarily relating to the Business; (n) all other Personal Property, including any services or maintenance Contracts with the manufacturers of any such assets and all Personal Property located on the Leased Real Property under Real Property Leases and the rights to Personal Property leased under Personal Property Leases; and (o) all claims, causes of action, choses in action, rights of recovery and rights of set off of any kind against any Person, including, without limitation, any Encumbrances or other rights to payment or to enforce payment in connection with Business Services delivered on or prior to the Closing Date to the extent exclusively related to the Business; provided that, for the avoidance of doubt, the Purchased Assets shall not include the Retained Assets.

(66) “Purchaser Entities” means Purchaser and ISR Purchaser.

(67) “Purchaser Indemnified Parties” means Purchaser and its officers, directors, employees, shareholders, stockholders, assigns, successors and affiliates and “Purchaser Indemnified Party” means any of the foregoing Persons.

(68) “Real Property” means all real property, together with all buildings, improvements, fixtures, easements, licenses, options, insurance proceeds and condemnation awards and all other rights in or appurtenant thereto.

(69) “Reference Balance Sheet” means the sample balance sheet set forth in Appendix B.

(70) “Representative” with respect to any Person means any officer, director, principal, attorney, agent, employee or other representative of such Person.

(71) “Required Consents” means any and all Consents that are (a) required for the consummation of the transactions contemplated by this Agreement or (b) necessary in order that Purchaser can conduct the Business after the Closing Date materially in the same manner as the Business was conducted by Seller and its Affiliates prior to the Closing Date, including those Consents set forth on Schedule 3.3.

(72) “Seller Affiliate” means any Affiliate of Seller (including Seller Parent).

(73) “Seller Indemnified Parties” means Seller and Seller Parent and “Seller Indemnified Party” means any of the foregoing Persons.

(74) “Seller Parties’ Knowledge” means with respect to a particular fact or matter, (i) the actual knowledge of such fact or matter of each of Michael Kantarovich, Anthony Bettencourt, Terry Schmid, Trâm T. Phi, Brett Hooper, Anthony Woolf and Michael Mooney, and (ii) such knowledge of such fact or matter as any such Person would reasonably be expected to discover or otherwise become aware of in the ordinary course of performing his or her respective responsibilities.

(75) “Services” means any services, including without limitation, maintenance services, support services, consulting services and the provision of functionality through software that is hosted, maintained and operated by any Person, including without limitation software-as-a-service, ASP, or other hosted service offerings, in each case described on Schedule 3.9(a)(vi).

(76) “Share Exchange Agreement” means that certain Share Exchange Agreement dated as of February 6, 2014, between the Seller Parties and the sellers listed thereto.

(77) “Statement of Closing Working Capital” means a schedule setting forth the amount of (i) the Purchased Assets that are Current Assets, (ii) the Assumed Liabilities that are Current Liabilities and (iii) the Closing Working Capital, in all cases prepared in accordance with GAAP, as of the Closing, as shown, and except as specifically adjusted for, in the sample Statement of Closing Working Capital as set forth in Appendix B.

(78) “Statement of Estimated Closing Working Capital” means a schedule setting forth the estimated amount of (i) the Purchased Assets that are Current Assets, (ii) the Assumed Liabilities that are Current Liabilities and (iii) the Closing Working Capital, in all cases prepared in accordance with GAAP, as of the Closing, as shown, and except as specifically adjusted for, in the sample Statement of Closing Working Capital as set forth in Appendix B.

(79) “Subsidiary” of a Person means any other Person, whether incorporated or unincorporated, of which (i) such Person or any other Subsidiary of such Person is a general partner (excluding such partnerships where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries.

(80) “Target Working Capital” means One million, three hundred and twenty-five thousand, eight hundred and eighty-one Dollars ($1,325,881).

(81) “Tax” or “Taxes” means any tax or duty or similar governmental, foreign, federal or state fee, levy, assessment or charge of any kind whatsoever imposed by a Governmental Authority, including, without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock or shares, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, unclaimed property, escheat, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, together with any penalties, additions to tax or additional amounts arising with respect to the foregoing or the obligation to file Tax Returns, and any interest on any of the foregoing.

(82) “Taxing Authority” means any Governmental Authority responsible for the assessment, determination, collection or administration of any Tax, including the Israel Tax Authority.

(83) “Tax Return” means any report, return, statement, claim for refund, election, declaration or other information with respect to any Tax required to be filed or actually filed with a Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

(84) “Third Party” means any Person other than a Seller Party or any Seller Affiliate.

(85) “Total Consideration” has the meaning set forth in Section 1.3(a).

(86) “Total Tax Consideration” has the meaning set forth in Section 6.9(d).

(87) “Valid Tax Certificate” has the meaning set forth in Section 1.5.

(88) “Value Added Tax” or “VAT” mean the Tax imposed by Israel pursuant to the Value Added Tax Law, 5736-1975.

B. Interpretations. For all purposes of and under this Agreement: (1) When a reference is made in this Agreement to an Article, Section, clause, Exhibit or Schedule, such reference shall be to an Article, Section, clause, Exhibit or a Schedule of or to this Agreement unless otherwise indicated. (2) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” (3) The headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. (4) All references in this Agreement to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person. (5) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires. (6) The Schedules and Exhibits referenced in this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of this Agreement. (7) If there is any conflict between the provisions or terms in this Agreement and any Ancillary Agreement, the language in this Agreement shall control. (8) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and have participated jointly in the negotiation and drafting of this Agreement. Accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.